Exhibit 99.2

CHINA DIGITAL TV HOLDING CO., LTD.
JINGMENG HIGH-TECH BUILDING B, 4TH FLOOR
NO. 5 SHANGDI EAST ROAD
HAIDIAN DISTRICT, BEIJING 100085
PEOPLE’S REPUBLIC OF CHINA
+86 10 6297 1199

PROXY STATEMENT

The board of directors of China Digital TV Holding Co., Ltd., a Cayman Islands company (“China Digital TV,” the “Company,” “we,” “our,” and “us”), is soliciting the enclosed proxy for use at the extraordinary general meeting of China Digital TV’s shareholders to be held on December 19, 2016, at 10:30 a.m., Beijing Time, at China Digital TV’s offices at Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China. This proxy statement, dated November 28, 2016, and proxy card are first being mailed to China Digital TV’s shareholders on or about November 30, 2016.

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TABLE OF CONTENTS

SUMMARY TERM SHEET	4
Parties to the Equity Transfer Agreement and the Voting and Support Agreement	4
The Equity Transfer Agreement and the Sale of Super TV	4
Purchase Price	5
Use of Proceeds from the Sale of Super TV	5
When the Sale of Super TV is Expected to be Completed	5
Interests of Certain Persons in the Transaction	5
Reasons for the Transaction	5
Opinion of the Special Committee’s Financial Advisor	7
Recommendation of the Special Committee	7
Recommendation of Our Board of Directors	8
Governmental and Regulatory Approvals	8
Accounting Treatment	8
Material U.S. Federal Income Tax Consequences	8
Conditions to Closing	8
Termination of the Equity Transfer Agreement	9
Effects on China Digital TV if the Sale of Super TV is Completed and Nature of China Digital TV’s Business Following the Sale of Super TV	9
Effects on China Digital TV if the Sale of Super TV is Not Completed	9
Risk Factors	9
The Extraordinary General Meeting	10
QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING	11
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	15
THE EXTRAORDINARY GENERAL MEETING	17
Time, Place and Purpose of the Extraordinary General Meeting	17
Recommendation of the Special Committee	17
Recommendation of Our Board of Directors	17
Record Date and Quorum	17
Vote Required for Approval	18
Procedures for Voting	18
Voting of Proxies and Failure to Vote	19
Revocability of Proxies	19
Solicitation of Proxies	20
Internet Availability of Proxy Materials	20
Questions and Additional Information	20
RISK FACTORS	21
PROPOSAL #1: PROPOSAL TO SELL SUPER TV	24
Parties to the Equity Transfer Agreement and the Voting and Support Agreement	24
Background of the Transaction	25
Interests of Certain Persons in the Transaction	26
Reasons for the Transaction	27
Recommendation of the Special Committee	28
Recommendation of Our Board of Directors	29
Opinion of the Special Committee’s Financial Advisor	29
Governmental and Regulatory Approvals	36
When the Sale of Super TV is Expected to be Completed	36
Effects on China Digital TV if the Sale of Super TV is Completed and Nature of China Digital TV’s Business Following the Sale of Super TV	37
Use of Proceeds from the Sale of Super TV	38
Effects on China Digital TV if the Sale of Super TV is Not Completed	38
Vote Required for Approval	38
No Appraisal or Dissenters’ Rights	38
Terms of the Transaction Agreements	38
Accounting Treatment	41
Material U.S. Federal Income Tax Consequences	41
PROPOSAL #2: PROPOSAL TO ADJOURN THE EXTRAORDINARY GENERAL MEETING	44
Vote Required to Approve the Proposal to Adjourn the Extraordinary General Meeting	44

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No Appraisal or Dissenters’ Rights	44
Recommendation of Our Board of Directors	44
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	45
DELIVERY OF MATERIALS	47
WHERE YOU CAN FIND MORE INFORMATION	47
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF CHINA DIGITAL TV HOLDING CO., LTD.	48
UNAUDITED FINANCIAL STATEMENTS OF BEIJING SUPER TV CO., LTD.	57
SELECTED FINANCIAL DATA OF CHINA DIGITAL TV HOLDING CO., LTD.	63

Annex A	Equity Transfer Agreement

Annex B	Voting and Support Agreement

Annex C	Opinion of Duff & Phelps

Annex D	Audited Consolidated Financial Statements of China Digital TV Holding Co., Ltd. as of, and for the Years ended, December 31, 2015 and 2014, and Unaudited Condensed Consolidated Financial Statements of China Digital TV Holding Co., Ltd. as of, and for the Nine Months ended, September 30, 2016 and 2015

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SUMMARY TERM SHEET

This summary term sheet, together with the question and answer section that follows, highlights selected information from the proxy statement about the proposed sale of all of the Company’s equity interest in Super TV (as defined below) (the “Transaction” or the “sale of Super TV”). This summary term sheet and the question and answer section may not contain all of the information that is important to you. For a more complete description of the Transaction, you should carefully read this proxy statement, the Equity Transfer Agreement (as defined below) attached hereto as Annex A and the Voting Agreement (as defined below) attached hereto as Annex B before you vote. The location of the more detailed description of the Transaction Documents (as defined below) is provided in the parentheses listed below. Also see “Where You Can Find More Information.”

Parties to the Equity Transfer Agreement and Voting and Support Agreement

The equity transfer agreement dated November 7, 2016 (the “Equity Transfer Agreement”) was entered into among Golden Benefit Technology Limited (“Golden Benefit”), Changxing Bao Li Rui Xin Technology Co., Ltd. (the “Buyer”) and Beijing Super TV Co., Ltd. (“Super TV”).

In connection with the Equity Transfer Agreement, Golden Benefit, China Digital TV and Mr. Jianhua Zhu also entered into a Voting and Support Agreement dated November 7, 2016 (the “Voting Agreement” and, together with the Equity Transfer Agreement, the “Transaction Agreements”).

China Digital TV Holding Co., Ltd.

China Digital TV is one of the leading providers of cloud-based applications and conditional access (“CA”) systems which enable China’s digital cable television market to offer and secure diversified content services. China Digital TV was founded in 2004 under the laws of the Cayman Islands. In addition to its indirect interest in Super TV, China Digital TV also holds, among other things, an approximately 67.5% indirect interest in Beijing Cyber Cloud Co., Ltd., a company organized in 2011 under the laws of the People’s Republic of China (the “PRC” or “China”)(“Cyber Cloud”) and committed to becoming a leading provider and gateway for cloud-based entertainment content into the home throughout China. China Digital TV’s principal executive office is located at Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing, People’s Republic of China, and the telephone number at our principal executive office is (+86 10) 6297 1199.

Golden Benefit Technology Limited

Golden Benefit was founded in 2007 under the laws of Hong Kong and is an indirect wholly-owned subsidiary of China Digital TV. Golden Benefit holds a 90.09% equity interests in Super TV (the “Equity Interest”). Golden Benefit is registered at Room 1501, 15/F, SPA Centre, 53-55 Lockhart Road, Wanchai, Hong Kongand its principal executive office is located at Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing, People’s Republic of China, and the telephone number at our principal executive office is (+86 10) 6297 1199.

Beijing Super TV Co., Ltd.

Super TV is one of leading providers of CA systems which enable China’s digital cable television market to offer and secure diversified content services. Super TV was founded in 2004 under the laws of the PRC. Super TV’s principal executive office is located at Jingmeng High-Tech Building B, 4th Floor, No 5 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China, and the telephone number at our principal executive office is (+86 10) 6297 1199.

Changxing Bao Li Rui Xin Technology Co., Ltd.

The Buyer was founded in 2016 under the laws of the PRC by Mr. Jianhua Zhu and Changxing Baoding Investment Co., Ltd. Mr. Zhu is one of our founders and our chief executive officer as well as a member and the chairman of our Board of Directors.The principal objective of the Buyer is to acquire the Equity Interest held by Golden Benefit. The executive office of the Buyer is located at Changxing World Trade Building A, Room 1460, No 1278 Mingzhu Road, Changxing Economy &Technology Development District, Huzhou, Zhejiang, People’s Republic of China.

The Equity Transfer Agreement and the Sale of Super TV (page 38 and Annex A)

Pursuant to the terms of the Equity Transfer Agreement we have agreed to sell the Company’s entire equity interest in the Company’s CA and CA-related businesses, through the sale of the Equity Interest, to the Buyer.

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The English translation of the Equity Transfer Agreement and the Voting Agreement are attached as Annex A and Annex B hereto, respectively. We encourage you to read the Equity Transfer Agreement and the Voting Agreement in their entirety because they are the legal documents that govern the sale of Super TV.

Purchase Price (page 39)

In consideration of the sale of Super TV pursuant to the Equity Transfer Agreement, the Buyer will pay to Golden Benefit consideration of RMB610,000,000 (the “Consideration”) in cash, of which RMB60,000,000 was paid as a deposit (the “Deposit”) when the Buyer submitted its bid on November 2, 2016, and the remainder of which will be paid by the Buyer to Golden Benefit prior to the closing of the sale of Super TV.

Golden Benefit is expected to pay PRC withholding tax at a rate of 10% on the gain of Golden Benefit on the sale of Super TV, which equals the Consideration minus the original investment cost, subject to the final assessment by PRC tax authorities under applicable tax laws and regulations in China.

Use of Proceeds from the Sale of Super TV (page 38)

The board of directors of the Company (the “Board of Directors”) will use the proceeds from the sale of Super TV in a way that it believes maximizes value for our shareholders, but has not determined how to use the proceeds. The net proceeds from the sale of Super TV may be used (i) to develop further the business of Cyber Cloud, (ii) to fund a cash dividend payment, (iii) for other purposes or (iv) some combination of the foregoing.

Our Board of Directors has not made any decision whether to pay a cash dividend, and such decision will be based on what the Board of Directors determines is in the best interest of China Digital TV and its shareholders (subject to compliance with Cayman Islands and PRC laws), and the timing of payment of any cash dividend may vary depending on a number of factors, including any contingent liabilities or other unforeseen matters. If China Digital TV elects to pay a cash dividend, prior to making such cash dividend, China Digital TV will announce the record date for such distribution. Only holders of China Digital TV’s ordinary shares (the “Shares”) on the record date for a cash dividend will be entitled to receive a cash dividend. Please note that if China Digital TV elects to pay a cash dividend, the record date for such cash dividend will be after the completion of the sale of Super TV and is different from the record date for determining which holders of the Shares are entitled to vote on the matters described in this proxy statement.

When the Sale of Super TV is Expected to be Completed (page 36)

If the proposal to sell Super TV described in the section headed “Proposal #1: Proposal To Sell Super TV—Interests of Certain Persons in the Transaction” (the “Proposal to Sell Super TV”)is approved by our shareholders at the extraordinary general meeting, we expect to complete the sale of Super TV as soon as practicable after all of the other closing conditions in the Equity Transfer Agreement have been satisfied or waived. We and the Buyer are working toward satisfying the conditions to closing and completing the sale of Super TV as soon as reasonably practicable. Subject to the foregoing, we currently anticipate to complete the sale of Super TV in the fourth quarter of 2016. However, there can be no assurance that the sale of Super TV will be completed at all or, if completed, when it will be completed.

Interests of Certain Persons in the Transaction

In considering the recommendation of the special committee of the Board of Directors, comprised of three independent directors (the “Special Committee”), and the Board of Directors with respect to the Transaction, you should be aware that certain members of the Board of Directors and of the Company’s management have interests that may present actual or potential conflicts of interest in connection with the Transaction. The Special Committee and the Board of Directors were aware of these potential or actual conflicts of interest and considered them along with other matters described in the section headed“Proposal #1: Proposal To Sell Super TV—Interests of Certain Persons in the Transaction.”

Reasons for the Transaction (page 27)

Each of the Special Committee and the Board of Directors has determined that the sale of the Company’s interests in Super TV pursuant to the Equity Transfer Agreement is in the best interest of the Company’s shareholders because it believes that the Company will have a better chance of increasing shareholder value by selling Super TV than it would if it retained Super TV and continued to operate it.

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In reaching its decision to recommend that the Board of Directors, among other things, (i) approve the Equity Transfer Agreement and (ii) recommend that the Company’s shareholders approve the Transaction as contemplated by the Equity Transfer Agreement, the Special Committee consulted with members of Company management and with the Special Committee’s independent financial and legal advisors. The Board of Directors also relied on the recommendation of the Special Committee.

In reaching their respective determinations, the Special Committee and the Board of Directors considered, among other things, the following factors:

1.	The outlook for Super TV’s business, including that Super TV’s principal business of providing smart cards in the domestic PRC cable industry faces a moderate declining market due to, among other things, market saturation and lower projected growth in cable users and lower demand in the cable TV market, while, at the same time, the market for Super TV’s satellite TV business shows potential for growth in smart card demand in 2017 and in usage of Digital Right Management solutions in Internet Protocol TV(which is operated by telecom operators) and Over the Top (which is operated by Internet TV service providers) services due to an increase in the user base in recent years.

2.	Other anticipated benefits for China Digital TV, including, without limitation, the Consideration, which may be used to develop further the Cyber Cloud business and to develop new technologies in emerging fields and to make investments in new business opportunities, as compared with the risks associated with maintaining the operations of our CA and CA-related businesses, including, without limitation, those noted in the preceding factor and those risk factors discussed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 22, 2016.

3.	The fact that the consideration payable in the Transaction is entirely in cash, which will provide the Company certainty of value and liquidity.

4.	The review of the Transaction conducted by the Special Committee with its independent financial and legal advisors, including the market check process conducted by the Special Committee with respect to the Transaction, which involved outreach to multiple parties to determine their potential interest in purchasing the Company’s interests in Super TV.

5.	The likelihood that the Transaction would be completed, based on, among other things (not in any relative order of importance), the absence of any financing condition in the Equity Transfer Agreement, the deposit with the Company by the Buyer Group of the Deposit of 10% of the initial proposed consideration of RMB600,000,000, the requirement under the Equity Transfer Agreement that the Buyer Group pay to the Company the Deposit if the Equity Transfer Agreement is terminated under certain circumstances, the financing documents provided by the Buyer Group, and the agreement by Mr. Zhu pursuant to the Voting Agreement to vote his Shares in favor of the Transaction at the extraordinary general meeting, as well as the absence of any material regulatory requirements with respect to the Transaction.

6.	The negotiations with respect to the consideration to be paid by the Buyer Group and the Special Committee’s determination, following negotiations with the Buyer Group, that the Consideration of RMB610,000,000 was the highest price that the Buyer Group would agree to pay.

7.	The terms of the Equity Transfer Agreement, including that, prior to the approval of the Equity Transfer Agreement at the extraordinary general meeting, Golden Benefit and the Special Committee are allowed to initiate and negotiate competing bids for the Company’s interests in Super TV, and to accept such offers and terminate the Equity Transfer Agreement, subject to return of the Deposit to the Buyer Group and the payment by Golden Benefit of a termination fee equal to 50% of the Deposit and the absence of any limitations on the ability of the Special Committee or the Board of Directors to change their respective recommendations with respect to the Transaction.

8.	The financial analysis of Duff & Phelps, LLC (“DPLLC”) and Duff & Phelps Securities, LLC (“DPS”, and together with DPLLC, “Duff & Phelps”) and opinion of DPLLC to the effect that, as of November6, 2016, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Duff & Phelps in preparing its opinion, the Initial Consideration (as defined below) to be received by the Company in the Transaction was fair to the holders of the Company’s shares and ADSs from a financial point of view.

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The Special Committee and the Board of Directors also considered and balanced against the potential benefits of the Transaction a number of potentially adverse and other factors concerning the Transaction, including the following:

1.	The risk that not all of the conditions to the parties’ obligations to complete the Transaction will be satisfied or waived in a timely manner or at all, and, as a result, it is possible that the Transaction may not be completed even if approved by our shareholders.

2.	The negative impact that termination of the Equity Transfer Agreement without consummation of the Transaction or the entry by the Company into a superior transaction action, and the announcement of such termination, could have on the business of Super TV and the Company.

3.	The restrictions on the conduct of our business prior to the completion of the sale of Super TV, requiring us to conduct the Super TV business only in the ordinary course, which may delay or prevent us from undertaking business opportunities that may arise pending the completion of the sale of Super TV.

4.	The shareholders of the Company other than those participating in the Buyer Group will have no on-going equity participation in Super TV following consummation of the Transaction, and accordingly will not participate in any future earnings or growth of Super TV.

5.	The participation in the Buyer Group by Mr. Zhu and Mr. Li, and the interests they accordingly have that are different from the other shareholders of the Company.

6.	The other risks set forth in the “Risk Factors” section of this proxy statement, including the risk that the Company would not be able to maintain the listing of the Company’s ADRs on the NYSE.

Opinion of the Special Committee’s Financial Advisor (page 29 and Annex C)

The Special Committee retained Duff & Phelps to act as its financial advisor in connection with its evaluation of the sale of Super TV. On November 6, 2016, at a meeting of the Special Committee to evaluate the sale of Super TV, Duff & Phelps rendered its oral opinion, subsequently confirmed in writing, to the Special Committee, to the effect that, as of that date and based upon and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Duff & Phelps as set forth in its opinion, the initial consideration of RMB600,000,000 (the “Initial Consideration”) proposed to be received by Golden Benefit in the sale of Super TV was fair, from a financial point of view, to the holders of the Shares and holders of American Depositary Shares of the Company (“ADSs”) (without giving effect to any impact of the sale of Super TV on any particular shareholder other than in its capacity as a shareholder).Duff & Phelps subsequently orally confirmed at the meeting that its opinion also applied to the consideration of RMB610,000,000 and therefore the consideration of RMB610,000,000 proposed to be received by Golden Benefit in the sale of Super TV was fair, from a financial point of view, to the holders of the Shares and holders of ADSs (without giving effect to any impact of the sale of Super TV on any particular shareholder other than in its capacity as a shareholder).

The opinion of Duff & Phelps was addressed to the Special Committee and only addressed the fairness from a financial point of view of the Consideration to be received by Golden Benefit in the sale of Super TV, and does not address any other aspect or implication of the sale of Super TV. The summary of the opinion of Duff & Phelps in this proxy statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this proxy statement and sets forth the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Duff & Phelps in preparing its opinion. We encourage the shareholders read carefully the full text of the written opinion of Duff & Phelps. However, the opinion of Duff & Phelps, the summary of the opinion and the related analyses set forth in this proxy statement are not intended to be, and do not constitute advice or a recommendation to any shareholder as to how to act or vote with respect to the Sale of Super TV or any other matter. See “Proposal #1: Proposal to Sell Super TV — Opinion of the Special Committee’s Financial Advisor”for additional information.

Recommendation of the Special Committee (page 28)

China Digital TV’s Special Committee, after consideration and following the receipt of a fairness opinion from the Special Committee’s financial advisor, Duff & Phelps, determined that the sale of Super TV in consideration of RMB 610 million is fair to and in best of interests of the Company and its shareholders and recommended that the Board of Directors,among other things, (i) approve the Equity Transfer Agreement and (ii) recommend that the Company’s shareholders approve the Transaction as contemplated by the Equity Transfer Agreement.

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Recommendation of Our Board of Directors (page 29)

Our Board of Directors recommends that you vote:

•	“FOR” the Proposal to Sell Super TV; and

•	“FOR” the proposal to adjourn the extraordinary general meeting set forth in the section headed “Proposal #2: Proposal to Adjourn the Extraordinary General Meeting” to allow the Company, if necessary or appropriate, to solicit additional proxies if there are insufficient proxies received at the time of the extraordinary general meeting to approve the Proposal to Sell Super TV (the “Proposal to Adjourn the Extraordinary General Meeting”).

Governmental and Regulatory Approvals (page 36)

The sale of Super TV is not subject to any material regulatory approvals under applicable PRC laws and regulations, other than filings and registrations of the change of shareholder of Super TV with the PRC Ministry of Commerce and State Administration for Industry and Commerce and other PRC governmental authorities. Pursuant to the Equity Transfer Agreement, Super TV must register or file the equity transfer of Super TV contemplated under the Equity Transfer Agreement with various government authorities as may be required by the laws of the PRC within three months after the closing.

The sale of Super TV is not subject to any material regulatory approvals under the applicable Cayman Islands laws and regulations.

Accounting Treatment (page 41)

As a result of the sale of Super TV, the assets and liabilities of Super TV will be removed from our consolidated balance sheet and a gain will be recorded in respect of the sale of Super TV equal to the difference between the book value of our ownership interest in Super TV and the Consideration received.

Material U.S. Federal Income Tax Consequences (page 41)

If Super TV was classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes at any time while a U.S. taxable investor has held its China Digital TV ADSs, the sale of Super TV may cause such U.S. taxable investor to be subject to U.S. tax under the indirect disposition rules of the PFIC regime, regardless of whether such investor receives any distribution in connection with the sale of Super TV.

Additionally, because we believe China Digital TV has been classified as a PFIC for U.S. federal income tax purposes, U.S. taxable investors who receive distributions from us may be subject to adverse tax consequences under the PFIC regime.

For more details, see “Proposal #1: Proposal to Sell Super TV – Material U.S. Federal Income Tax Consequences.”

Conditions to Closing (page 40)

The obligations of the parties to consummate the Transaction are subject to the satisfaction or waiver of the following closing conditions, among others:

1.	Golden Benefit having obtained approval from the shareholders of China Digital TV;

2.	the Special Committee having not accepted any offer to purchase the Equity Interest from any third-party (a “New Offer”) before the extraordinary general meeting;

3.	the representations and warranties made by the Buyer remaining accurate in all material respects as of the date of the closing of the Transaction, unless such breach would not interfere with the ability of the Buyer to proceed with the closing of the Transaction and pay the Consideration to Golden Benefit or otherwise delay the closing of the Transaction and such payment; and

4.	the Buyer not being in violation of any of its obligations or covenants under the Equity Transfer Agreement, unless such breach would not interfere with the ability of the Buyer to proceed with the closing of the Transaction and pay the Consideration to Golden Benefit or otherwise delay the closing of the Transaction and such payment.

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Termination of the Equity Transfer Agreement (page 40)

If, during the period between the signing of the Equity Transfer Agreement and the closing of the Transaction, the Special Committee accepts a New Offer, Golden Benefit must immediately terminate the Equity Transfer Agreement and return the Deposit to the Buyer, with interest accrued thereon and a termination fee equal to 50% of the Deposit.

Each of the Buyer and Golden Benefit has the right, subject to the terms and conditions of the Equity Transfer Agreement, to terminate the Equity Transfer Agreement after February 28, 2017, if the conditions to closing have not been satisfied or waived on or prior to such date. Additionally, Golden Benefit may terminate the Equity Transfer Agreement without incurring any liability thereunder and with immediate effect if the shareholders reject the Transaction at the extraordinary general meeting.

Effects on China Digital TV if the Sale of Super TV is Completed and Nature of China Digital TV’s Business Following the Sale of Super TV (page 37)

If the Proposal to Sell Super TV is approved by our shareholders and the sale of Super TV is completed, we will no longer conduct our CA and CA-related businesses. Instead, immediately following the closing of the Transaction, we will focus on our Cyber Cloud business and on other potential opportunities. The assets of China Digital TV that are currently used in connection with Cyber Cloud will not be transferred to the Buyer as part of the Transaction.

We currently also indirectly own an approximately 80% equity interest in Beijing Dagong Technology Co., Ltd., a company organized under the laws of the PRC (“Dagong Technology”), that currently engages in minor operations related to unmanned aerial vehicles. However, our Board of Directors has approved a plan potentially to sell Dagong Technology’s business to a group consisting of Mr. Zhu, Dr. Zengxiang Lu, one of our founders and currently a member of our Board of Directors, and certain employees and their related investment vehicles and concurrently to cause Dagong Technology to buy back all shares held by persons other than our subsidiaries. If such plan or any alternative plan to dispose of the business of, or our interests in, Dagong Technology is consummated, we will no longer own or operate our Dagong Technology business.

Following the sale of Super TV, we expect Cyber Cloud to continue to operate out of our headquarters in Beijing, China.

Our reporting obligations as a SEC-registered public company will not be affected as a result of completing the sale of Super TV. However, following the sale of Super TV, we will have sold a significant portion of our operations, and our business will be smaller, and therefore we may fail to satisfy the continued listing standards of the New York Stock Exchange (the “NYSE”) and our ADSs may be delisted from that market. See “Risk Factors – Because our business will be significantly smaller following the sale of Super TV, our ADSs may be delisted from the NYSE.”

We will continue to work to maximize shareholder interests with a goal of returning value to our shareholders. The sale of Super TV will not alter the rights, privileges or nature of the issued and outstanding Shares. A shareholder who owns our Shares or ADSs immediately prior to the closing of the sale of Super TV will continue to hold the same number of Shares or ADSs immediately following the closing.

The transactions contemplated by the Transaction Agreements (see “Proposal #1: Proposal To Sell Super TV – Use of Proceeds from the Sale of Super TV”) are not a first step in a “going private” transaction under Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Effects on China Digital TV if the Sale of Super TV is Not Completed (page 38)

If the Proposal to Sell Super TV is not approved by our shareholders or the other closing conditions set forth in the Equity Transfer Agreement are not satisfied or waived, and the Transaction is not completed, we will continue to conduct our CA and CA-related businesses and we may consider and evaluate other strategic opportunities. In such a circumstance, there can be no assurances that our continued operation of our CA and CA-related businesses or any alternative strategic opportunities will result in the same or greater value to our shareholders as the sale of Super TV.

Risk Factors (page 21)

In evaluating the Proposal to Sell Super TV, you should carefully read this proxy statement and especially consider the factors discussed in the section entitled “Risk Factors” of this proxy statement.

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The Extraordinary General Meeting (page 11 and page 17)

See “Questions and Answers about The Extraordinary General Meeting” and “The Extraordinary General Meeting.”

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QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING

The following questions and answers address briefly some questions you may have regarding the extraordinary general meeting. These questions and answers may not address all questions that may be important to you as a shareholder of China Digital TV. Please also refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.

Why am I receiving this proxy statement?

You are receiving this proxy statement and proxy card because you owned shares of our Company as of the record date of November 21, 2016, or ADSs, each representing one Share, as of November 21, 2016. This proxy statement and proxy card relate to our extraordinary general meeting (and any adjournment thereof) and describe the matters on which we would like you, as a shareholder or a holder of ADSs, to vote.

We believe that we are required to obtain the approval of our shareholders in connection with the Transaction and are therefore holding an extraordinary general meeting of our shareholders in order to obtain such approval. This proxy statement summarizes certain information you need to know to vote at the extraordinary general meeting. All shareholders are cordially invited to attend the extraordinary general meeting in person. However, you do not need to attend the extraordinary general meeting to vote your shares. Instead, you may simply complete, sign, date and return the enclosed proxy card.

When and where will the extraordinary general meeting be held?

The extraordinary general meeting will be held at our offices, located at Jingmeng High-Tech Building B, 4th Floor No. 5 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China, on Monday, December 19, 2016, at 10:30 a.m., Beijing time.

What will I be asked to vote upon at the extraordinary general meeting?

At the extraordinary general meeting, you will be asked to vote upon the following:

(i)	the Proposal to Sell Super TV and

(ii)	the Proposal to Adjourn the Extraordinary General Meeting.

What is the Proposal to Sell Super TV?

Upon the terms of and subject to the conditions set forth in the Equity Transfer Agreement, Golden Benefit, a wholly-owned subsidiary of China Digital TV, will sell its entire equity interest in Super TV, representing approximately a 90.09% equity interest in Super TV, to the Buyer for cash consideration of RMB610,000,000.

What will happen if the Proposal to Sell Super TV is approved by our shareholders?

Under the terms of the Equity Transfer Agreement, if the sale of Super TV is approved by China Digital TV’s shareholders and the other closing conditions under the Equity Transfer Agreement have been satisfied or waived, Golden Benefit will sell the Equity Interest to the Buyer.

What is the Proposal to Adjourn the Extraordinary General Meeting?

The Proposal to Adjourn the Extraordinary General Meeting is a proposal to permit us to adjourn the extraordinary general meeting for the purpose of soliciting additional proxies in the event that, at the extraordinary general meeting, insufficient proxies are received in favor of the Proposal to Sell Super TV at the extraordinary general meeting before any vote is taken thereon.

What will happen if the Proposal to Adjourn the Extraordinary General Meeting is approved by our shareholders?

If there are insufficient proxies received at the time of the extraordinary general meeting to approve the Proposal to Sell Super TV and the Proposal to Adjourn the Extraordinary General Meeting is approved at the extraordinary general meeting, we will be able to adjourn the extraordinary general meeting for the purpose of soliciting additional proxies to approve the Proposal to Sell Super TV. If you have previously submitted a proxy on the proposals discussed in this proxy statement and wish to revoke it upon adjournment of the extraordinary general meeting, you may do so.

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Am I entitled to appraisal or dissenters’ rights in connection with the Proposal to Sell Super TV or the Proposal to Adjourn the Extraordinary General Meeting?

No appraisal or dissenters’ rights are available to our shareholders under the Companies Law of the Cayman Islands or our memorandum and articles of association in connection with the types of actions contemplated under the Proposal to Sell Super TV or the Proposal to Adjourn the Extraordinary General Meeting. As a result, holders of our Shares or ADSs will not have the right to seek appraisal and payment of the fair value of the Shares, including those underlying their ADSs.

Who can vote at the extraordinary general meeting of shareholders of China Digital TV? What constitutes a quorum?

Holders of record of our ordinary shares at the close of business on November 21, 2016, which we refer to as the “record date,” are entitled to notice of and to vote at the extraordinary general meeting. On the record date, 64,123,092 ordinary shares (including those underlying our ADSs) of the Company were issued and outstanding and held by 18 holders of record. Holders of record of our ordinary shares on the record date are entitled to one vote per share at the extraordinary general meeting on (i) the Proposal to Sell Super TV and (ii) the Proposal to Adjourn the Extraordinary General Meeting. Voting at the extraordinary general meeting will take place by poll voting, as the chairman of the meeting will demand poll voting at the meeting.

The record date for ADS holders entitled to instruct the ADS depositary to vote at the extraordinary general meeting is November 21, 2016. Only ADS holders of the Company at the close of business in New York City on the ADS record date are entitled to instruct the ADS depositary to vote at the extraordinary general meeting.

The presence, in person, by proxy or by corporate representative, of two shareholders entitled to vote holding Shares representing in the aggregate no less than one third in nominal value of the total outstanding voting Shares shall constitute a quorum for the extraordinary general meeting. Shares represented at the extraordinary general meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the extraordinary general meeting for purposes of determining the presence or absence of a quorum for the extraordinary general meeting. Shares represented by ADSs for which the ADS depositary votes at the extraordinary general meeting will be counted as present for purposes of determining the existence of a quorum.

What vote is required to approve each of the proposals?

The approval of the Proposal to Sell Super TV requires a majority of at least three-quarters of votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the extraordinary general meeting.

The approval of the Proposal to Adjourn the Extraordinary General Meeting requires a simple majority of votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the extraordinary general meeting.

As of the record date, the directors and executive officers of China Digital TV beneficially owned approximately 37.5% of the Shares. Except for the Voting Agreement where Mr. Jianhua Zhu agreed to vote all Shares owned or controlled by him (which as of the record date constituted approximately17.4% of the outstanding Shares) in favor of the Proposal to Sell Super TV, none of China Digital TV’s directors or executive officers have entered into agreements relating to how such directors and executive officers will vote Shares owned by such persons with respect to the Proposal to Sell Super TV and the Proposal to Adjourn the Extraordinary General Meeting.

How do I vote or change my vote?

Voting of Shares

If you own Shares, you may vote by proxy or in person at the extraordinary general meeting.

Voting in Person—If you hold Shares in your name as a shareholder of record and plan to attend the extraordinary general meeting and wish to vote in person, please bring proof of identification with you to the extraordinary general meeting. Even if you plan to attend the extraordinary general meeting, we strongly encourage you to submit a proxy for your shares in advance as described below, so your vote will be counted if you later decide not to attend. If your shares are held in “street name,” which means your shares are held of record by a broker, bank or other nominee, and you wish to vote at the extraordinary general meeting, you must bring to the extraordinary general meeting a proxy from the record holder of the shares (your broker, bank or nominee) authorizing you to vote at the extraordinary general meeting. To do this, you should contact your broker, bank or nominee.

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Voting by Proxy—If you hold shares in your name as a shareholder of record, then you received this proxy statement and a proxy card from us. You may submit a proxy for your shares by mail without attending the extraordinary general meeting by completing, signing, dating and returning the proxy card to the Company at China Digital TV, at Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China, Attention: Investor Relations, no later than December 17, 2016 at 10:30 a.m. (Beijing time) (or December 16, 2016 at 9:30 p.m. (New York time)). If you hold Shares in “street name” through a broker, bank or other nominee, then you received this proxy statement from the broker, bank or nominee, along with the broker, bank or nominee’s voting instructions. You should instruct your broker, bank or other nominee on how to vote your Shares using the voting instructions provided. All Shares represented by properly executed proxies received in time for the extraordinary general meeting will be voted in the manner specified by the shareholders giving those proxies. Properly executed proxies that do not contain specific voting instructions will be voted “FOR” the Proposal to Sell Super TV, and “FOR” the Proposal to Adjourn the Extraordinary General Meeting.

Revocation of Proxy—Submitting a proxy on the enclosed form does not preclude a shareholder from voting in person at the extraordinary general meeting. If you hold your Shares in your name as shareholder of record, you may revoke a proxy at any time at least 2 hours prior to the commencement of the extraordinary general meeting by written notice of revocation or by subsequently submitting a duly executed proxy with a later date to Mr. Nan Hao at the Company at Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China, on or before December 17, 2016 at 10:30 a.m. (Beijing time) (or December 16, 2016 at 9:30 p.m. (New York time)), or by attending the extraordinary general meeting and voting in person. A shareholder of record may revoke a proxy by any of these methods, regardless of the method used to deliver the shareholder’s previous proxy. Attendance at the extraordinary general meeting without voting will not by itself revoke a proxy. If your Shares are held in street name through a broker, bank or other nominee, you must contact your broker, bank or nominee to revoke your proxy.

Voting of ADSs

Voting Instructions—If you own ADSs, you cannot vote at the meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying your ADSs) how to vote the Shares underlying your ADSs by completing and signing the ADS voting instruction card and returning it in accordance with the instructions printed on it as soon as possible but, in any event, so as to be received by the ADS depositary no later than 10:00 a.m. on December 15, 2016 (New York time). The ADS depositary shall endeavor, in so far as practicable, to vote or cause to be voted the number of Shares represented by your ADSs in accordance with your voting instructions.

Revocation of ADS Voting Instructions—Registered holders of our ADSs who are on the books of the ADS depositary may revise their voting instructions by completing, dating and submitting a new ADS voting instruction card to the ADS depositary bearing a later date than the ADS voting instruction card sought to be revoked to the ADS depositary to be received any time prior to 10:00 a.m. (New York time) on December 15, 2016.

If you hold your ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your ADSs if you wish to vote. If your ADSs are held by your broker, bank or other nominee, see below.

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If my Shares or my ADSs are held in a brokerage account, will my broker vote my Shares for me?

Your broker, bank or other nominee will only be permitted to vote your Shares on your behalf or to give voting instructions with respect to the Shares underlying your ADSs if you instruct it how to vote. Therefore, it is important that you promptly follow the directions provided by your broker, bank or nominee regarding how to instruct it to vote your Shares or the Shares represented by your ADSs.

How are proxies solicited and what is the cost of soliciting proxies?

This proxy solicitation is being made and paid for by China Digital TV on behalf of its Board of Directors. China Digital TV will bear the costs of printing, filing and mailing this proxy statement. China Digital TV will also bear the costs of holding the extraordinary general meeting and the cost of soliciting proxies. Our directors, officers and employees may solicit proxies by mail, email, telephone, facsimile or other means of communication. These directors, officers and employees will not be paid additional remuneration for their efforts, but may be reimbursed for out-of-pocket expenses incurred in connection therewith. We will reimburse the ADS depositary, Deutsche Bank Trust Company Americas, for costs incurred by it in mailing proxy materials to ADS holders in accordance with the Deposit Agreement.

What should I do if I receive more than one set of voting materials?

You may receive more than one set of voting materials, including multiple copies of this proxy statement or multiple proxy or voting instruction cards. For example, if you hold your Shares or ADSs in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold Shares or ADSs. If you are a holder of record and your Shares or ADSs are registered in more than one name, you will receive more than one proxy card. Please submit each proxy card that you receive.

Who can help answer my other questions?

If you have more questions about the Proposal to Sell Super TV or the Proposal to Adjourn the Extraordinary General Meeting, need assistance in submitting your proxy or voting your shares or ADSs, or need additional copies of the proxy statement or the enclosed proxy card or ADS voting instructions card, you should contact our Investor Relations Department in writing at China Digital TV, at Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China, Attention: Investor Relations, or call our Investor Relations Department at (+86) 10-6297-1199.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Those statements in this proxy statement that are not historical facts (such as those related to the closing of the sale of Super TV contemplated by the Equity Transfer Agreement, our intended operations after the closing, and our use of proceeds from the sale of Super TV) are “forward-looking statements” that are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. These forward-looking statements, which may be identified by their use of words such as “plan,”“may,”“believe,”“expect,”“intend,”“will,”“could,”“would,”“should”, and other words and terms of similar meaning in connection with any discussion of our prospects, financial statements, business, dividends, self-tender offers, financial condition, revenues, results of operations or liquidity, involve risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to other factors and matters contained or incorporated in this document, important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements include, among other things:

•	changes in global or domestic economic conditions;

•	the ability of China Digital TV and Super TV to compete with competitors;

•	the unpredictability of future revenues, expenses, cash flows, and profitability of China Digital TV and Super TV;

•	the unpredictability of the share price of China Digital TV;

•	the timing and amount of any cash dividend;

•	the enactment of laws and regulations that may adversely affect the business of Super TV or China Digital TV, including changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the Equity Transfer Agreement;

•	the inability to complete the transactions contemplated by the Transaction Agreements due to the failure to satisfy the closing conditions or for other reasons;

•	the ability of China Digital TV, Super TV and/or the Buyer to meet expectations regarding the timing for completion of the sale of Super TV as contemplated by the Equity Transfer Agreement;

•	the retention of certain key employees at China Digital TV and Super TV as a result of the transactions contemplated by the Equity Transfer Agreement;

•	risks related to our operations after the transactions contemplated by the Equity Transfer Agreement are completed, including due to the substantially reduced size of our operations;

•	business uncertainty and contractual restrictions during the pendency of the transactions contemplated by the Equity Transfer Agreement;

•	the possibility of not receiving the Consideration under the Equity Transfer Agreement;

•	the rate of PRC withholding tax on the Consideration;

•	the possibility of our ordinary shares and ADSs being delisted from the NYSE and not qualifying for trading on another exchange or market (such as the over-the-counter market);

•	risks related to disruption of management’s attention from China Digital TV’s ongoing business operations due to the sale of Super TV and the conduct of related processes;

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•	changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment; and

•	the possible effect of the announcement of the Equity Transfer Agreement and the transactions contemplated thereby on our customer and supplier relationships, operating results, and business generally.

In addition, we are subject to risks and uncertainties and other factors detailed in the section entitled “Risk Factors” of this proxy statement and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 22, 2016, and our most recent quarterly results furnished on Form 6-K for the three months ended September 30, 2016, filed with the SEC on November 15, 2016, which should be read in conjunction with this proxy statement. See “Where You Can Find More Information.” Many of the factors that will impact the completion of the Transaction are beyond our ability to control or predict. In light of the significant uncertainties inherent in the forward-looking statements contained in this proxy statement, readers should not place undue reliance on forward-looking statements. We cannot guarantee any future results, levels of activity, performance, or achievements. The statements made in this proxy statement represent our views as of the date of this proxy statement, and it should not be assumed that the statements made in this proxy statement remain accurate as of any future date. Moreover, we assume no obligation to update forward-looking statements, except as may be required by law.

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THE EXTRAORDINARY GENERAL MEETING

Time, Place and Purpose of the Extraordinary General Meeting

This proxy statement is being furnished to our shareholders as part of the solicitation of proxies by the Board of Directors for use at the extraordinary general meeting to be held at our offices, located at Jingmeng High-Tech Building B, 4th Floor No. 5 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China, on Monday, December 19, 2016, at 10:30 a.m., Beijing time, or at any adjournment thereof.

The purpose of the extraordinary general meeting is for our shareholders to consider and vote upon:

(i)	the Proposal to Sell Super TV and

(ii)	the Proposal to Adjourn the Extraordinary General Meeting.

The approval of the Proposal to Sell Super TV requires the affirmative vote of holders of at least a three-quarters majority of votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the extraordinary general meeting.

The approval of the Proposal to Adjourn the Extraordinary General Meeting requires a simple majority of votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the extraordinary general meeting.

Recommendation of the Special Committee

The Special Committee, after consideration and following the receipt of a fairness opinion from the Special Committee’s financial advisor, Duff & Phelps, has determined, among other things, that the proposed sale of Super TV in consideration of RMB610,000,000 is fair to and in best of interests of the Company and its shareholders and that it is advisable that the execution, delivery and performance by Golden Benefit of the Equity Transfer Agreement and the consummation of the transactions contemplated thereby be approved, authorized and adopted on the terms and conditions set forth in the Equity Transfer Agreement. For a discussion of the material factors considered by the Special Committee in reaching its conclusions, see “Proposal #1: Proposal To Sell Super TV—Reasons for the Transaction.”

Recommendation of Our Board of Directors

The Board of Directors, after consideration and following the receipt of a recommendation from the Special Committee, has approved the Equity Transfer Agreement and determined, among other things, that the Transaction pursuant to the Equity Transfer Agreement is fair to and in the best interests of China Digital TV and its shareholders.

The Board of Directors recommends that China Digital TV’s shareholders vote “FOR” approval of the Proposal to Sell Super TV and “FOR” approval of the Proposal to Adjourn the Extraordinary General Meeting.  For a discussion of the material factors considered by our Board of Directors in reaching its conclusions, see “Proposal #1: Proposal To Sell Super TV—Reasons for the Transaction.”

Record Date and Quorum

We have fixed the close of business on November 21, 2016 as the Share record date for the extraordinary general meeting, and only holders of record of our Shares on the Share record date are entitled to vote at the extraordinary general meeting. On the Share record date, 64,123,092 ordinary shares (including those underlying our ADSs) of our Company were issued and outstanding and held by 18 holders of record. Holders of record of our Shares on the record date are entitled to one vote per share at the extraordinary general meeting on (i) the Proposal to Sell Super TV and (ii) the Proposal to Adjourn the Extraordinary General Meeting. Voting at the extraordinary general meeting will take place by poll voting, as the chairman of the meeting will demand poll voting at the meeting.

The record date of ADSs for the extraordinary general meeting is November 21, 2016. You are entitled to have your vote counted at the extraordinary general meeting if you own ADSs at the close of business on November 21, 2016. If you own ADSs, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying the ADSs) on how to vote the Shares underlying your ADSs. The ADS depositary must receive your instructions no later than 10:00 a.m. on December 15, 2016 (New York time) in order for the ADS depositary to endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Company’s memorandum and articles of association and the provisions of or governing the deposited Shares, to vote or cause its custodian to vote the Shares (in person or by proxy) represented by the ADSs in accordance with such voting instructions at the extraordinary general meeting.

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A quorum is necessary to hold a valid extraordinary general meeting. The presence, in person, by proxy or by corporate representative, of two shareholders entitled to vote holding Shares representing in the aggregate no less than one third in nominal value of the total outstanding voting Shares shall constitute a quorum for the extraordinary general meeting. Shares represented at the extraordinary general meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the extraordinary general meeting for purposes of determining the presence or absence of a quorum for the extraordinary general meeting. Shares represented by ADSs for which the ADS depositary votes at the extraordinary general meeting will be counted as present for purposes of determining the existence of a quorum.

Vote Required for Approval

The approval of the Proposal to Sell Super TV requires a majority of at least three-quarters of votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the extraordinary general meeting.

The approval of the Proposal to Adjourn the Extraordinary General Meeting requires a simple majority of votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the extraordinary general meeting.

As of the Share record date and the ADS record date, the directors and executive officers of China Digital TV beneficially owned approximately 37.5% of the Shares outstanding on that date. Except for the Voting Agreement where Mr. Jianhua Zhu agreed to vote all Shares owned or controlled by him (which as of the Share record date constituted approximately 17.4% of the outstanding Shares) in favor of the Proposal to sell Super TV, none of China Digital TV’s directors or executive officers have entered into agreements relating to how such directors and executive officers will vote Shares owned by such persons with respect to the Proposal to Sell Super TV and the Proposal to Adjourn the Extraordinary General Meeting.

Procedures for Voting

Shares

Holders of record of our Shares may vote their Shares by attending the extraordinary general meeting and voting their Shares in person, or by completing the enclosed proxy card in accordance with the instructions set forth on the proxy card. The deadline to lodge your proxy card is December 17, 2016 at 10:30 a.m. (Beijing time) (or December 16, 2016 at 9:30 p.m. (New York time)).

Shareholders who hold their Shares in “street name,” meaning in the name of a bank, broker or other person who is the record holder, must either direct the record holder of their Shares how to vote their Shares or obtain a proxy from the record holder to vote their Shares at the extraordinary general meeting.

Shareholders who have questions or requests for assistance in completing and submitting proxy cards should contact our Investor Relations Department at (+86 10) 6297 1199.

ADSs

If you own ADSs as of the close of business on November 21, 2016, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying the ADSs) how to vote the Shares underlying your ADSs by completing and signing the enclosed ADS voting instruction card and returning it in accordance with the instructions printed on it as soon as possible but, in any event, so as to be received by the ADS depositary no later than 10:00 a.m. on December 15, 2016 (New York time). The ADS depositary shall endeavor, in so far as practicable, to vote or cause to be voted the number of Shares represented by your ADSs in accordance with your voting instructions.

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If you hold your ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your ADSs if you wish to vote.

Voting of Proxies and Failure to Vote

All Shares represented by valid proxies will be voted at the extraordinary general meeting in the manner specified by the holder. If a shareholder returns a properly signed proxy card but does not indicate how the shareholder wants to vote, Shares represented by that proxy card will be voted FOR approval of the Proposal to Sell Super TV and FOR approval of the Proposal to Adjourn the Extraordinary General Meeting.

Brokers or other nominees who hold our Shares in “street name” for customers who are the beneficial owners of such Shares may not give a proxy to vote those customers’ Shares in the absence of specific instructions from those customers.

Shares represented at the extraordinary general meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the extraordinary general meeting for purposes of determining the presence or absence of a quorum for the extraordinary general meeting.

Shares represented by ADSs for which (i) the ADS depositary timely receives voting instructions from the ADS holders which fail to specify the manner in which the ADS depositary is to vote the Shares represented by such ADSs or (ii) the ADS depositary has not received voting instructions by 10:00 a.m. (New York time) on December 15, 2016, in each case, will not be counted for purposes of determining the presence or absence of a quorum for the extraordinary general meeting or voted at the extraordinary general meeting.

Revocability of Proxies

Holders of our Shares may revoke their proxies in one of three ways:

•	First, a shareholder can deliver written notice of revocation to Mr. Nan Hao at China Digital TV Holding Co., Ltd., Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China at any time at least two hours prior to the commencement of the extraordinary general meeting;

•	Second, a shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company no later than 10:30 a.m. on December 17, 2016 (Beijing time) (or 9:30 p.m. on December 16, 2016 (New York time)); or

•	Third, a shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the shareholder actually votes at the extraordinary general meeting.

If a shareholder has instructed a broker to vote the shareholder’s Shares, the shareholder must follow directions received from the broker to change those instructions.

Registered holders of our ADSs who are on the books of the ADS depositary may revise their voting instructions by completing, dating and submitting a new ADS voting instruction card to the ADS depositary bearing a later date than the ADS voting instruction card sought to be revoked to the ADS depositary to be received any time prior to 10:00 a.m. (New York time) on December 15, 2016.

If you hold your ADSs through a broker, bank or nominee and you have instructed your broker, bank or nominee to give ADS voting instructions to the ADS depositary, you must follow the directions of your broker, bank or nominee to change those instructions.

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Solicitation of Proxies

This proxy solicitation is being made and paid for by China Digital TV on behalf of the Board. China Digital TV will bear the costs of printing, filing and mailing this proxy statement. China Digital TV will also bear the costs of holding the extraordinary general meeting and the cost of soliciting proxies. Our directors, officers and employees may solicit proxies by mail, email, telephone, facsimile or other means of communication. These directors, officers and employees will not be paid additional remuneration for their efforts, but may be reimbursed for out-of-pocket expenses incurred in connection therewith. We will reimburse the ADS depositary, Deutsche Bank Trust Company Americas, for costs incurred by it in mailing proxy materials to ADS holders in accordance with the Deposit Agreement.

Internet Availability of Proxy Materials

These proxy solicitation materials were first mailed on or about November 30, 2016 to all shareholders entitled to vote at the extraordinary general meeting. We are providing this notice to inform you of the Internet availability of the proxy materials related to the extraordinary general meeting. At your election, you may utilize the proxy statement and proxy card that were mailed to you or visit the “Investor Relations” section of China Digital TV’s corporate website at http://ir.chinadtv.cn.

Questions and Additional Information

If you have more questions about the Transaction, need assistance in submitting your proxy or voting your shares or ADS, or need additional copies of the proxy statement or the enclosed proxy card or ADS voting instruction card, you should contact our Investor Relations Department in writing at China Digital TV Holding Co., Ltd., Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China, Attention: Investor Relations, or call our Investor Relations Department at (+86 10) 6297 1199.

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RISK FACTORS

In addition to the other information contained in this proxy statement, you should carefully consider the following risk factors relating to the sale of all of the Company’s interests in Super TV before you decide whether to vote for the proposals. You should also consider the other information in the proxy statement and our other reports on file with the SEC. See “Where You Can Find More Information.”

The Sale of Super TV may not be completed if the parties fail to obtain shareholder approval or satisfy other closing conditions, or otherwise.

There will be uncertainties in completing the sale of Super TV, which remains subject to conditions precedent involving, among other things, approval by the shareholders of China Digital TV. See “Proposal #1: Proposal To Sell Super TV – Terms of the Transaction Agreements – Conditions to Closing.” The Transaction may be terminated by China Digital TV or the Buyer if it has not been completed by February 28, 2017.

We will be liable to the Buyer for a breach or violation of any representation, warranty, covenants or other obligation under the Equity Transfer Agreement.

Golden Benefit has made certain representations, warranties and covenants under the Equity Transfer Agreement. See “Proposal #1: Proposal To Sell Super TV – Terms of the Transaction Agreements – Representations and Warranties” and “Proposal #1: Proposal To Sell Super TV – Terms of the Transaction Agreements – Covenants.” If there is any breach by Golden Benefit of any such representation, warranty, covenant or other obligation under the Equity Transfer Agreement, Golden Benefit may be liable, either before or after the closing of the Transaction.

The business to be retained by us after the consummation of the Transaction is significantly smaller than our current operations and still generates losses; we may not be able to rely on the retained business to sustain our business operations.

Immediately following the sale of Super TV (which operates our CA and CA-related businesses) to the Buyer, and the contemplated sale of the business of Dagong Technology, our business will consist solely of our interest in Cyber Cloud.

Cyber Cloud constitutes only a small part of our current business. In the first six months of 2016, revenues from Super TV were approximately US$ 21.2 million, accounting for 89.6% of our total consolidated revenues, and revenues from Cyber Cloud were US$2.3 million, accounting for 9.9% of our total consolidated revenues. In 2013, 2014 and 2015 and the first six months of 2016, Cyber Cloud generated net losses in the amount of US$2.1 million, US$3.0 million, US$3.4 million and US$0.6 million, respectively.

We intend to further develop Cyber Cloud. However, given that Cyber Cloud has only a short operating history, and we have no substantial track record of cooperating with television network operators or other third parties in providing new solutions and products, we may not be successful in doing so, and Cyber Cloud may not become profitable in the foreseeable future, or at all.

We may also seek to maximize our profitability through further reducing corporate overhead costs. Because our business will be significantly smaller following the sale of Super TV, we believe that there will be certain ways in which corporate overhead costs may be significantly reduced. However, if we are not successful in fully implementing such cost reductions, our ability to increase our profitability in this fashion may be impaired.

Following the sale of Super TV, we may be deemed an investment company and subject to related requirements and restrictions under the U.S. Investment Company Act of 1940.

The regulatory scope of the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), which was enacted principally for the purpose of regulating vehicles for pooled investments in securities, generally extends to companies engaged primarily in the business of investing, reinvesting, owning, holding or trading in securities. However, the Investment Company Act may also apply to a company that does not hold itself out to be an investment company but that, due to the nature of its holdings, may be deemed to fall within the definition of an investment company under such Act.

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Immediately following the consummation of the Transaction and the contemplated sale of Dagong Technology, China Digital TV will retain the business of Cyber Cloud, and will hold the proceeds from the sale of Super TV within Golden Benefit and the proceeds from the sale of Dagong Technology’s business within Dagong Technology, pending further decisions by the Board of Directors. At that time, Golden Benefit will not be an operating company and its assets will consist entirely of cash from the Transaction, and similarly Dagong Technology will not be an operating company and its assets will consist entirely of cash from the sale of its business. If China Digital TV is deemed to be an investment company, it will become subject to certain restrictions relating to its activities, including restrictions on the nature of its operations and the issuance of securities. In addition, the Investment Company Act imposes certain requirements on companies deemed to be within its regulatory scope, including registration as an investment company.

However, as we intend to, and our Board of Directors has authorized us to, take actions so that we will be engaged primarily, as soon as reasonably possible and in any event before the first anniversary of the consummation of the Transaction (the “Rule 3a-2 period”), in a business other than that of investing, reinvesting, owning, holding or trading in securities, we intend to rely upon Rule 3a-2 under the Investment Company Act to avoid being deemed an investment company during the Rule 3a-2 period.

In the event that it is determined that we are unable to rely on Rule 3a-2 under the Investment Company Act or that we are unable to be engaged primarily in a business other than that of investing, reinvesting, owning, holding or trading in securities prior to the first anniversary of the consummation of the Transaction, compliance with the requirements and restrictions of the Investment Company Act would likely have a material adverse effect on us.

The sale of Super TV may have adverse tax consequences for U.S. taxable investors.

If Super TV was classified as a PFIC for U.S. federal income tax purposes at any time while a U.S. taxable investor has held its China Digital TV ADSs, the sale of Super TV may cause such U.S. taxable investor to be subject to U.S. tax under the indirect disposition rules of the PFIC regime, regardless of whether such investor receives any distribution in connection with the sale of Super TV. See the discussion under “Proposal #1: Proposal to Sell Super TV – Material U.S. Federal Income Tax Consequences” of this proxy statement.

If we pay a cash dividend in connection with the sale of Super TV, U.S. taxable investors may be subject to adverse tax consequences under the PFIC regime.

Because we believe China Digital TV has been classified as a PFIC for U.S. federal income tax purposes, U.S. taxable investors who receive distributions from us may be subject to adverse tax consequences under the PFIC regime. See the discussion under “Proposal #1: Proposal to Sell Super TV – Material U.S. Federal Income Tax Consequences” of this proxy statement.

For as long as we remain a public company, we will continue to incur the expenses of complying with public company reporting requirements.

Our reporting obligations as a SEC registrant will not be affected as a result of completing the sale of Super TV. For as long as we remain as such, we have an obligation to continue to comply with the applicable reporting requirements of the Exchange Act, which includes the filing with the SEC of periodic reports and other documents relating to our business, financial conditions and other matters, even though compliance with such reporting requirements is economically burdensome.

There are inherent uncertainties with respect to the final tax assessment to be made by PRC tax authorities, and we may be obligated to pay a greater amount of tax than we expect.

Pursuant to applicable PRC tax laws and subject to the final assessment by PRC tax authorities, we are expected to pay various PRC taxes, including PRC withholding tax at a rate of 10% on the amount of the Consideration minus the cost of the sale. As the Consideration is RMB610,000,000 and the cost of sale of Super TV equals the registered capital of Super TV, being RMB 87,830,046, the proceeds after such withholding tax should be approximately RMB 557,783,004.

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Because our business will be significantly smaller following the sale of Super TV, our ADSs may be delisted from the NYSE.

Following the sale of Super TV, our business will be significantly smaller, and we may fail to satisfy the continued listing criteria of the NYSE. If we are unable to satisfy the continued listing criteria of the NYSE, our ADSs may be delisted from that market. In order to continue to be listed on the NYSE, we must meet the requirements as set forth in Sections 802.01A to 802.01C of the NYSE Listed Companies Manual, which require, among other things,: (i) average monthly trading volume of no less than 100,000 shares; (ii) average global market capitalization over a consecutive 30 trading-day period of no less than US$50,000,000 and, at the same time, stockholders’ equity of no less than US$50,000,000; and (iii) average closing price of a security as reported on the consolidated tape of no less than US$1.00 over a consecutive 30 trading-day period. Additionally, because Super TV represents a significant portion of our operating assets, our ADSs may be subject to delisting by the NYSE under Section 802.01D of the NYSE Listed Companies Manual, which provides that the NYSE may in its sole discretion initiate delisting procedures against a company if such company’s operating assets have been or are to be substantially reduced such as by sale.

Any delisting of our ADSs from the NYSE could adversely affect our ability to attract new investors, decrease the liquidity of our outstanding ADSs, reduce our flexibility to raise additional capital, reduce the price at which our ADSs trade, and increase the transaction costs inherent in trading such shares with overall negative effects for our shareholders. In addition, delisting of our ADSs could deter broker-dealers from making a market in or otherwise seeking or generating interest in our ADSs, and might deter certain institutions and persons from investing in our securities at all. For these reasons and others, delisting could adversely affect the price of our Shares and our business, financial condition and results of operations.

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PROPOSAL #1: PROPOSAL TO SELL SUPER TV

This section of the proxy statement describes certain aspects of the proposed sale of Super TV (the “Transaction”) to the Buyer and related transactions contemplated by the Equity Transfer Agreement and the Voting Agreement (each as defined herein).

Please note that the summary below and elsewhere in this proxy statement regarding the Transaction and the Transaction Agreements (as defined herein) may not contain all of the information that is important to you. The summary below and elsewhere in this proxy statement of the Equity Transfer Agreement and the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Equity Transfer Agreement, an English translation of which is attached to this proxy statement as Annex A, and the full text of the Voting Agreement, which is attached to this proxy statement as Annex B. We encourage you to read the Equity Transfer Agreement and the Voting Agreement carefully in their entirety for a more complete understanding of the Transaction, the terms of the Equity Transfer Agreement and the Voting Agreement, and other information that may be important to you.

Parties to the Equity Transfer Agreement and Voting and Support Agreement

The equity transfer agreement dated November 7, 2016 (the “Equity Transfer Agreement”) was entered into among Golden Benefit Technology Limited (“Golden Benefit”), Changxing Bao Li Rui Xin Technology Co., Ltd. (the “Buyer”) and Beijing Super TV Co., Ltd. (“Super TV”).

In connection with the Equity Transfer Agreement, Golden Benefit, China Digital TV and Mr. Jianhua Zhu also entered into a Voting and Support Agreement dated November 7, 2016 (the “Voting Agreement” and, together with the Equity Transfer Agreement, the “Transaction Agreements”).

China Digital TV Holding Co., Ltd.

China Digital TV is one of the leading providers of cloud-based applications and conditional access (“CA”) systems which enable China’s digital cable television market to offer and secure diversified content services. China Digital TV was founded in 2004 under the laws of the Cayman Islands. In addition to its indirect interest in Super TV, China Digital TV also holds, among other things, an approximately 67.5% indirect interest in Beijing Cyber Cloud Co., Ltd., a company organized in 2011 under the laws of the People’s Republic of China (the “PRC” or “China”) (“Cyber Cloud”) and committed to becoming a leading provider and gateway for cloud-based entertainment content into the home throughout China. China Digital TV’s principal executive office is located at Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing, People’s Republic of China, and the telephone number at our principal executive office is (+86 10) 6297 1199.

Golden Benefit Technology Limited

Golden Benefit was founded in 2007 under the laws of Hong Kong and is an indirect wholly-owned subsidiary of China Digital TV. Golden Benefit holds a 90.09% equity interests in Super TV (the “Equity Interest”). Golden Benefit is registered at Room 1501, 15/F, SPA Centre, 53-55 Lockhart Road, Wanchai, Hong Kongand its principal executive office is located at Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing, People’s Republic of China, and the telephone number at our principal executive office is (+86 10) 6297 1199.

Beijing Super TV Co., Ltd.

Super TV is one of leading providers of CA systems which enable China’s digital cable television market to offer and secure diversified content services. Super TV was founded in 2004 under the laws of the PRC. Super TV’s principal executive office is located at Jingmeng High-Tech Building B, 4th Floor, No 5 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China, and the telephone number at our principal executive office is (+86 10) 6297 1199.

Changxing Bao Li Rui Xin Technology Co., Ltd.

The Buyer was founded in 2016 under the laws of the PRC by Mr. Jianhua Zhu and Changxing Baoding Investment Co., Ltd. Mr. Zhu is one of our founders and our chief executive officer as well as a member and the chairman of our Board of Directors. The principal objective of the Buyer is to acquire the Equity Interest held by Golden Benefit. The executive office of the Buyer is located at Changxing World Trade Building A, Room 1460, No 1278 Mingzhu Road, Changxing Economy &Technology Development District, Huzhou, Zhejiang, People’s Republic of China.

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Background of the Transaction

On July 15, 2016, the board of directors of the Company (the “Board of Directors”) received from Mr. Jianhua Zhu, Chief Executive Officer of the Company, and Mr. Dong Li, President of Super TV (Mr. Zhu and Mr. Li, together with the other investors participating in the Buyer, are referred to as the “Buyer Group”), a non-binding proposal (the “Non-binding Proposal”) to acquire all of the Company’s interests in Super TV, based on an enterprise valuation of Super TV of RMB600,000,000. In the Non-binding Proposal, Mr. Zhu and Mr. Li indicated that, if the Company was willing to move forward, they would promptly commence negotiations with the Company of the terms of the proposed transaction and initiate their due diligence process.

On July 15, 2016 the Board formed a special committee (the “Special Committee”) comprised of three independent directors, Songzuo Xiang, Michael Elyakim and Jianyue Pan, to evaluate the Non-binding Proposal. On the same day, the Special Committee determined to retain a financial advisor and legal counsel to assist it in its efforts. Thereafter, the Company issued a press release disclosing the Board’s receipt of the Non-binding Proposal and the formation of the Special Committee.

Over the next several weeks the Special Committee and, at the request of the Special Committee, members of Company management not participating in the Non-binding Proposal (the “Company Management”) met with several investment banks and law firms to discuss acting as the Special Committee’s advisors. The Special Committee also appointed Mr. Pan as chair of the Special Committee. On August 12, 2016 the Special Committee issued a press release disclosing that it had determined to retain Duff & Phelps Securities, LLC (“DPS”) and Duff &Phelps, LLC (“DPLLC,” and together with DPS “Duff & Phelps”)as its financial advisor and Morrison & Foerster LLP as its U.S. legal counsel in connection with its review and evaluation of the Non-binding Proposal.

On August 18, 2016, the Special Committee met via a telephone conference with representatives of Duff & Phelps and Morrison & Foerster to discuss the process for evaluating the Non-binding Proposal. At the request of the Special Committee, a representative of Conyers Dill & Pearman (“Conyers”), the Company’s Cayman Islands counsel, and members of the Company Management also attended. The representatives of Morrison & Foerster and Conyers discussed with the Special Committee the fiduciary duties of the Special Committee in evaluating the Non-binding Proposal. The Special Committee noted the importance of certainty of closing of any transaction into which the Company might enter, and the corresponding importance of confirming that the Buyer Group or other buyer would have adequate financing. Following discussion with its advisors, the Special Committee determined, among other things, to continue to consider the Non-binding Proposal and to solicit other potential bids for the Company’s interests in Super TV. On or around August 31, 2016, at the direction of the Special Committee, the Company requested its PRC counsel, Han Kun Law Offices (“Han Kun”), to assist the Special Committee and the Company in connection with the Non-binding Proposal.

On August 24, 2016, the Buyer Group delivered to Duff & Phelps a draft definitive agreement. Following direction from the Special Committee, the Special Committee’s advisors and members of the Company Management began discussions with the Buyer Group over the terms of the definitive agreement, focusing on, among other things, the Buyer’s obligation and ability to close and the right of Golden Benefit and the Special Committee to terminate the agreement with the Buyer Group to accept an alternative proposal. Discussions over the Buyer Group’s draft definitive agreement were later discontinued, following the Special Committee’s determination, as noted below, to instruct the Buyer Group and the other potential bidders responding to the Special Committee’s market check to comment on a template agreement to be provided to them by Duff & Phelps at the instruction of the Special Committee.

Beginning on August 30, 2016, following the determination of the Special Committee, Duff & Phelps contacted a total of 44 parties, including 17 strategic parties and 27 financial sponsor parties, asking each party to provide preliminary indications of interest in a potential alternative transaction. Of the parties contacted, two companies (referred to as “other potential bidders”), both strategic competitors of Super TV, submitted non-binding indications of interest for a potential acquisition of the Company’s interests in Super TV, and the remainder either did not respond or stated to Duff & Phelps that they were not interested. The Special Committee met several times with representatives of Duff & Phelps and Morrison & Foerster and members of the Company Management to discuss the results of the ongoing market check, including the non-binding indications of interest that had been received. The Special Committee also discussed, among other things, the potential harm to the Company if competitors had access to and misused the Company’s proprietary information.

The Special Committee discussed with its advisors the process for obtaining final bids from the Buyer Group and the other potential investors. At the direction of the Special Committee, Han Kun prepared a template equity transfer agreement for use by the Buyer Group and the other potential bidders in submitting final bids. Duff & Phelps, at the direction of the Special Committee, then provided to the Buyer Group and each of the other potential bidders instructions to provide final bids, and a deposit of 10% of the proposed purchase price to the Special Committee by November 2, 2016, and thereafter provided the template agreement to each of the potential bidders.

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On November 2, 2016 the Company received a bid from the Buyer Group, reiterating its initial proposed purchase price of RMB600,000,000 and including the Buyer Group’s proposed revisions to the template equity transfer agreement, along with the required deposit of RMB60,000,000 (the “Deposit”). The Buyer Group’s bid included a requirement that the Company sign the Buyer Group’s version of the proposed Equity Transfer Agreement by November 8, 2016. The Special Committee’s financial and legal advisors negotiated the terms of the Equity Transfer Agreement and related agreements with the Buyer Group, in order to, among other things, increase the likelihood of closing, including by eliminating the requirements that the Company’s shareholders approve the Transaction by December 23, 2016. The Special Committee’s advisors and members of the Special Committee also discussed with the Buyer Group its proposed purchase price, but the Buyer Group would not agree to revise its proposed purchase price. The Special Committee’s advisors also negotiated with Mr. Zhu the Voting Agreement.

On November 6, 2016, the Special Committee met via a telephone conference with representatives of Duff & Phelps, Morrison & Foerster, Conyers, Han Kun and members of the Company Management. Representatives of Morrison & Foerster and Conyers reviewed with the Special Committee the fiduciary duties of the Special Committee in connection with their evaluation of the Transaction. Representatives of Morrison & Foerster and Han Kun discussed with the Special Committee the key terms of the Transaction documents. Representatives of Duff & Phelps then presented to and discussed with the Special Committee its financial analyses with respect to the consideration payable in the Transaction, and Duff & Phelps rendered to the Special Committee its oral opinion to the effect that, as of that date, the RMB600,000,000 consideration to be received by the Company in the transaction was fair, from a financial point of view, to the holders of the Company’s shares and ADSs. The Special Committee discussed the Transaction and noted, among other things, that the proposed Equity Transfer Agreement allowed the Company to respond to alternative bids for its interests in Super TV and to accept other bids that the Special Committee deemed to be superior, subject to termination by the Company of the Equity Transfer Agreement and payment of a termination fee. The Special Committee then adjourned the meeting and contacted representatives of the Buyer Group to further discuss the price to be paid in the Transaction, during which discussions the Buyer Group agreed to increase its purchase price to RMB610,000,000. The Special Committee then resumed its meeting with its advisors. Duff & Phelps confirmed that its opinion as to the fairness of the consideration to be paid in the transaction applied to the increased purchase price. Please see “—Opinion of the Special Committee’s Financial Advisor” for additional information regarding the financial analyses performed by Duff & Phelps and the opinion rendered by Duff & Phelps to the Special Committee. Following further discussion, the Special Committee unanimously resolved to recommend that the Board approve the Equity Transfer Agreement and the transactions contemplated thereby.

Immediately following the meeting of the Special Committee, the Board of Directors (with Mr. Zhu recusing himself) met via telephone conference to discuss the Transaction. The directors discussed the Transaction, including among other matters, the potential risks and benefits of the Transaction, the conditions to the closing of the Transaction and the expected timetable for closing the Transaction. Following this discussion, and based upon the unanimous recommendation of the Special Committee and the other factors described below, the Board by unanimous vote of those voting adopted resolutions approving the Equity Transfer Agreement and the Transaction, and recommending that the Company’s shareholders approve the Transaction.

On November 7, 2016, Golden Benefit, Super TV and the Buyer executed the Equity Transfer Agreement. Mr. Zhu and the other parties thereto also executed the Voting Agreement. On the same day, the Company issued press releases announcing the execution of the Equity Transfer Agreement and the Company’s intent to hold on December 19, 2016 the extraordinary general meeting of its shareholders to vote on the approval of the Transaction. The Company also disclosed a copy of the Equity Transfer Agreement in a Form 6-K furnished to the SEC.

Interests of Certain Persons in the Transaction

In considering the recommendations of the Special Committee and the Board of Directors with respect to the Transaction, you should be aware that certain members of the Board and of the Company’s management have interests that may present actual or potential conflicts of interest in connection with the Transaction. The Special Committee and the Board were aware of these potential or actual conflicts of interest and considered them along with other matters in arriving at the Special Committee’s recommendation for the Transaction.

In particular, Mr. Jianhua Zhu, Chief Executive Officer and a director of the Company, and Mr. Dong Li, President of Super TV, are investors in the Buyer. None of the other members of the Board or the Company executive management had material interests in the Transaction that differed from the interests of shareholders generally, other than their interests as shareholders, directors and employees.

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Reasons for the Transaction

Each of the Special Committee and the Board of Directors has determined that the sale of the Company’s interests in Super TV pursuant to the Equity Transfer Agreement is in the best interest of the Company’s shareholders because it believes that the Company will have a better chance of increasing shareholder value by selling Super TV than it would if it retained Super TV and continued to operate it.

In reaching its decision to recommend that the Board of Directors, among other things, (i) approve the Equity Transfer Agreement and (ii) recommend that the Company’s shareholders approve the Transaction as contemplated by the Equity Transfer Agreement, the Special Committee consulted with members of Company management and with the Special Committee’s independent financial and legal advisors. The Board of Directors also relied on the recommendation of the Special Committee.

In reaching their respective determinations, the Special Committee and the Board of Directors considered, among other things, the following factors:

1.	The outlook for Super TV’s business, including that Super TV’s principal business of providing smart cards in the domestic PRC cable industry faces a moderate declining market due to, among other things, market saturation and lower projected growth in cable users and lower demand in the cable TV market, while, at the same time, the market for Super TV’s satellite TV business shows potential for growth in smart card demand in 2017 and in usage of Digital Right Management solutions in Internet Protocol TV(which is operated by telecom operators) and Over the Top (which is operated by Internet TV service providers) services due to an increase in the user base in recent years.

2.	Other anticipated benefits for China Digital TV, including, without limitation, the Consideration, which may be used to develop further the Cyber Cloud business and to develop new technologies in emerging fields and to make investments in new business opportunities, as compared with the risks associated with maintaining the operations of our CA and CA-related businesses, including, without limitation, those noted in the preceding factor and those risk factors discussed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 22, 2016.

3.	The fact that the consideration payable in the Transaction is entirely in cash, which will provide the Company certainty of value and liquidity.

4.	The review of the Transaction conducted by the Special Committee with its independent financial and legal advisors, including the market check process conducted by the Special Committee with respect to the Transaction, which involved outreach to multiple parties to determine their potential interest in purchasing the Company’s interests in Super TV.

5.	The likelihood that the Transaction would be completed, based on, among other things (not in any relative order of importance), the absence of any financing condition in the Equity Transfer Agreement, the deposit with the Company by the Buyer Group of the Deposit of 10% of the initial proposed consideration of RMB600,000,000, the requirement under the Equity Transfer Agreement that the Buyer Group pay to the Company the Deposit if the Equity Transfer Agreement is terminated under certain circumstances, the financing documents provided by the Buyer Group, and the agreement by Mr. Zhu pursuant to the Voting Agreement to vote his Shares in favor of the Transaction at the extraordinary general meeting, as well as the absence of any material regulatory requirements with respect to the Transaction.

6.	The negotiations with respect to the consideration to be paid by the Buyer Group and the Special Committee’s determination, following negotiations with the Buyer Group, that the Consideration of RMB610,000,000 was the highest price that the Buyer Group would agree to pay.

7.	The terms of the Equity Transfer Agreement, including that, prior to the approval of the Equity Transfer Agreement at the extraordinary general meeting, Golden Benefit and the Special Committee are allowed to initiate and negotiate competing bids for the Company’s interests in Super TV, and to accept such offers and terminate the Equity Transfer Agreement, subject to return of the Deposit to the Buyer Group and the payment by Golden Benefit of a termination fee equal to 50% of the Deposit and the absence of any limitations on the ability of the Special Committee or the Board of Directors to change their respective recommendations with respect to the Transaction.

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8.	The financial analysis of Duff & Phelps, LLC (“DPLLC”) and Duff & Phelps Securities, LLC (“DPS”, and together with DPLLC, “Duff & Phelps”) and opinion of DPLLC to the effect that, as of November6, 2016, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Duff & Phelps in preparing its opinion, the Initial Consideration (as defined below) to be received by the Company in the Transaction was fair to the holders of the Company’s shares and ADSs from a financial point of view.

The Special Committee and the Board of Directors also considered and balanced against the potential benefits of the Transaction a number of potentially adverse and other factors concerning the Transaction, including the following:

1.	The risk that not all of the conditions to the parties’ obligations to complete the Transaction will be satisfied or waived in a timely manner or at all, and, as a result, it is possible that the Transaction may not be completed even if approved by our shareholders.

2.	The negative impact that termination of the Equity Transfer Agreement without consummation of the Transaction or the entry by the Company into a superior transaction action, and the announcement of such termination, could have on the business of Super TV and the Company.

3.	The restrictions on the conduct of our business prior to the completion of the sale of Super TV, requiring us to conduct the Super TV business only in the ordinary course, which may delay or prevent us from undertaking business opportunities that may arise pending the completion of the sale of Super TV.

4.	The shareholders of the Company other than those participating in the Buyer Group will have no on-going equity participation in Super TV following consummation of the Transaction, and accordingly will not participate in any future earnings or growth of Super TV.

5.	The participation in the Buyer Group by Mr. Zhu and Mr. Li, and the interests they accordingly have that are different from the other shareholders of the Company.

6.	The other risks set forth in the “Risk Factors” section of this proxy statement, including the risk that the Company would not be able to maintain the listing of the Company’s ADRs on the NYSE.

After taking into account all of the material factors relating to the Equity Transfer Agreement, the Voting Agreement and the Transaction, including those factors set forth above, the Special Committee and the Board of Directors each determined that the benefits of the Equity Transfer Agreement and the Transaction outweigh the risks, and that the Equity Transfer Agreement and the Transaction are advisable, fair to and in the best interests of the Company and its shareholders. Neither the Special Committee nor the Board of Directors assigned relative weights to the material factors it considered or reached any specific conclusion on any of the material factors considered, but rather the Special Committee and the Board of Directors each conducted an overall analysis of all of the material factors. Individual members of the Special Committee or the Board of Directors may have given different weights to different factors.

Recommendation of the Special Committee

The Special Committee, after consideration and following the receipt of a fairness opinion from the Special Committee’s financial advisor, Duff & Phelps, has determined, among other things, that the proposed sale of Super TV in consideration of RMB610,000,000 is fair to and in best of interests of the Company and its shareholders and that it is advisable that the execution, delivery and performance by Golden Benefit of the Equity Transfer Agreement and the consummation of the transactions contemplated thereby be approved, authorized and adopted on the terms and conditions set forth in the Equity Transfer Agreement.

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Recommendation of Our Board of Directors

Our Board of Directors, after consideration and following the receipt of a recommendation from the Special Committee, has approved the Equity Transfer Agreement and determined, among other things, that the Transaction pursuant to the Equity Transfer Agreement is fair to and in the best interests of China Digital TV and its shareholders.

Our Board of Directors recommends that China Digital TV’s shareholders vote “FOR” approval of the Proposal to Sell Super TV and “FOR” approval of the Proposal to Adjourn the Extraordinary General Meeting.

OUR BOARD OF DIRECTORS RECOMMENDS THAT CHINA DIGITAL TV’S SHAREHOLDERS VOTE “FOR” PROPOSAL #1, THE PROPOSAL TO SELL SUPER TV.

Opinion of the Special Committee’s Financial Advisor

Pursuant to an engagement letter, the Special Committee retained Duff & Phelps as its financial advisor to, among other things, deliver a fairness opinion in connection with the sale of Super TV. Duff & Phelps is an internationally recognized financial services firm that, among other things, is regularly engaged in the investment banking business, including the valuation of businesses and securities in connection with mergers and acquisitions, private placements of securities, and other investment banking services.

At the meeting of the Special Committee on November 6, 2016, Duff & Phelps rendered its oral opinion (which was confirmed in writing by delivery of Duff & Phelps’ written opinion dated November 6, 2016) to the Special Committee that, as of such date and based upon and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Duff & Phelps, the consideration of RMB600,000,000 (the “Initial Consideration”) proposed to be received by Golden Benefit in the sale of Super TV was fair, from a financial point of view, to the holders of the Company’s ordinary common shares and holders of American Depositary Shares of the Company (“ADSs”) (without giving effect to any impact of the sale of Super TV on any particular shareholder other than in its capacity as a shareholder. Duff & Phelps subsequently orally confirmed at the meeting that its opinion also applied to the consideration of RMB610,000,000 and therefore the consideration of RMB610,000,000 proposed to be received by Golden Benefit in the sale of Super TV was fair, from a financial point of view, to the holders of Shares and the holders of ADSs (without giving effect to any impact of the sale of Super TV on any particular shareholder other than in its capacity as a shareholder). No limitations were imposed by the Special Committee upon Duff & Phelps with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of the written opinion of Duff & Phelps dated November 6, 2016, which sets forth the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken, is attached as Annex C to this proxy statement and is incorporated herein by reference. The summary of the opinion of Duff & Phelps set forth in this proxy statement is qualified in its entirety by reference to the full text of such opinion. Shareholders are urged to read the opinion in its entirety. Duff & Phelps’ written opinion is addressed to the Special Committee (in its capacity as such), is directed only to the Initial Consideration to be paid in the sale of Super TV and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the sale of Super TV or any other matter.

In connection with its opinion, Duff & Phelps made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation in general, and with respect to similar transactions in particular. Duff & Phelps’ procedures, investigations and financial analysis with respect to the preparation of its opinion included, but were not limited to, the items summarized below:

•	reviewed Super TV’s audited financial statements for the years ended December 31, 2014 and December 31, 2015; and Super TV’s unaudited interim financial statements for the six months ended June 30, 2015 and June 30, 2016;

•	reviewed a detailed financial projection model for the years ending December 31, 2016 through 2020, prepared and provided to Duff & Phelps by the management of Super TV, upon which Duff & Phelps has relied, with the Special Committee’s consent, in performing its analysis (the “Management Projections”);

•	reviewed other internal documents relating to the past and current operations, financial conditions, and probable future outlook of Super TV, provided to Duff & Phelps by the management of Super TV;

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•	reviewed a letter dated November 6, 2016 from the management of Super TV, which made certain representations as to the Management Projections and the underlying assumptions for Super TV (the “Management Representation Letter”);

•	reviewed documents related to the sale of Super TV, including the Equity Transfer Agreement, the latest draft of which Duff & Phelps reviewed was dated November 4, 2016;

•	discussed the information referred to the above actions and the background and other elements of the sale of Super TV with the management of the Company and the management of Super TV;

•	discussed with the management of the Company and Super TV its plans and intentions with respect to the management and operation of the business;

•	reviewed the historical trading price and trading volume of the ADSs and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

•	performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

•	conducted such other analyses and considered such other factors as Duff & Phelps deemed necessary or appropriate.

In performing its analyses and rendering its opinion with respect to the sale of Super TV, Duff & Phelps, with the Company’s and the Special Committee’s consent and without independent verification:

•	relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the management of the Company and Super TV;

•	relied upon the fact that the Special Committee, the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the sale of Super TV, including whether all procedures required by law to be taken in connection with the sale of Super TV have been duly, validly and timely taken;

•	assumed that any estimates, evaluations, forecasts and projections including, without limitation, the Management Projections, furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no view or opinion with respect to such estimates, evaluations, forecasts or projections or their underlying assumptions;

•	assumed that the information relating to Super TV and the sale of Super TV provided to Duff & Phelps and representations made by the management of Super TV regarding Super TV and the sale of Super TV are accurate in all material respects, did not and does not omit to state a material fact in respect of Super TV and the sale of Super TV necessary to make the information not misleading in light of the circumstances under which the information was provided;

•	assumed that the representations and warranties made by all parties in the Equity Transfer Agreement and in the Management Representation Letter are true and correct in all material respects and that each party to the Equity Transfer Agreement will fully and duly perform all covenants, undertakings and obligations required to be performed by such party;

•	assumed that the final versions of all documents reviewed by Duff & Phelps in draft form, including the Equity Transfer Agreement, conform in all material respects to the drafts reviewed;

•	assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of Super TV since the date of the most recent financial statements and other information made available to Duff & Phelps;

•	assumed that all of the conditions required to implement the sale of Super TV will be satisfied and that the sale of Super TV will be completed in accordance with the Equity Transfer Agreement without any amendments thereto or any waivers of any terms or conditions thereof, and in a manner that complies in all material respects with all applicable laws; and

•	assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the sale of Super TV will be obtained without any undue delay, limitation, restriction or condition that would have a material effect on Super TV or the contemplated benefits expected to be derived in the sale of Super TV.

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To the extent that any of the foregoing assumptions or any of the facts on which its opinion is based prove to be untrue in any material respect, the opinion of Duff & Phelps cannot and should not be relied upon for any purpose. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of its opinion, Duff & Phelps made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the sale of Super TV and as to which Duff & Phelps has not expressed any view or opinion, including as to the reasonableness of such assumptions.

Duff & Phelps prepared its opinion effective as of the date thereof. Its opinion is necessarily based upon the information made available to Duff & Phelps as of the date thereof and market, economic, financial and other conditions as they existed and could be evaluated as of the date thereof, and Duff & Phelps disclaims any undertaking or obligation to (i) advise any person of any change in any fact or matter affecting its opinion which may come or be brought to the attention of Duff & Phelps after the date thereof or (ii) update, revise or reaffirm its opinion after the date thereof.

Duff & Phelps did not evaluate Super TV’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise) of Super TV, nor was Duff & Phelps provided with any such appraisal or evaluation other than the contents of the Management Representation Letter. Duff & Phelps did not estimate, and expresses no opinion regarding, the liquidation value of any entity or business. Duff & Phelps has not been requested to, and did not advise the Special Committee or any other party with respect to alternatives to the sale of Super TV. Duff & Phelps did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Super TV is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Super TV is or may be a party or is or may be subject.

In rendering its opinion, Duff & Phelps did not express any opinion as to the market price or value of the Shares or ADSs (or anything else) after the announcement or the consummation of the sale of Super TV (or any other time). The opinion of Duff & Phelps should not be construed as a valuation opinion, a credit rating, a solvency opinion, an analysis of Super TV’s creditworthiness, tax advice, or accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter. Duff & Phelps expressly disclaims any responsibility or liability in this regard.

In rendering its opinion, Duff & Phelps did not express any opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any of the Company or Super TV’s officers, directors, or employees, or any class of such persons, relative to the Initial Consideration, or with respect to the fairness of any such compensation. In addition, its opinion did not address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the shareholders.

Duff & Phelps’ opinion was furnished solely for the use and benefit of the Special Committee in connection with its consideration of the sale of Super TV and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ prior written consent. Duff & Phelps’ opinion (i) does not address the merits of the underlying business decision to enter into the sale of Super TV versus any alternative strategy or transaction; (ii) does not address any transaction related to the sale of Super TV; (iii) is not a recommendation as to how the Special Committee, the Board of Directors, the Company or any other person including security holders of the Company as to how such person should vote or act with respect to any matters relating to the sale of Super TV, or whether to proceed with the sale of Super TV or any related transaction, and (iv) does not indicate that the Initial Consideration is the best possibly attainable under any circumstances; instead, it merely states whether the Initial Consideration is within a range suggested by certain financial analyses. The decision as to whether to proceed with the sale of Super TV or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the opinion of Duff & Phelps is based. Its opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

Set forth below is a summary of the material analyses performed by Duff & Phelps in connection with the delivery of its opinion to the Special Committee. This summary is qualified in its entirety by reference to the full text of the opinion, attached hereto as Annex C. While this summary describes the analyses and factors that Duff & Phelps deemed material in its presentation to the Special Committee, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis. In arriving at its opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it in rendering the fairness opinion without considering all analyses and factors could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by Duff & Phelps was based on all analyses and factors taken as a whole, and also on the application of Duff & Phelps’ own experience and judgment.

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The financial analyses summarized below include information presented in tabular format. In order for Duff & Phelps’ financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Duff & Phelps’ financial analyses.

Discounted Cash Flow Analysis

Duff & Phelps performed a discounted cash flow analysis of the estimated future unlevered free cash flows attributable to Super TV for the fiscal years ending December 31, 2016 through December 31, 2020, with ‘‘free cash flow’’ defined as cash generated by the business that is available either to reinvest or to distribute to security holders. The discounted cash flow analysis was used to determine the net present value of estimated future free cash flows utilizing an applicable discount rate.

Duff & Phelps estimated the net present value of all cash flows attributable to Super TV after fiscal year 2020(the ‘‘Terminal Value’’) using a perpetuity growth formula assuming a 0.25% terminal growth rate, which took into consideration an estimate of the expected long-term growth rate of the Chinese economy and Super TV’s business. Duff & Phelps used discount rates ranging from 20.0% to 24.0%, reflecting Duff & Phelps’ estimate of Super TV’s blended cost of capital, to discount the projected free cash flows and the Terminal Value. The blended cost of capital reflects the relative cash flow contributions of the established products and services segment and the growth products and services segment. The cost of capital for the established products and services segment was derived using the capital asset pricing model. The cost of capital for the growth products and services segment reflects a rate consistent with venture capital investments in companies with technology risks yet have a product or service concept that is commercially viable with customers. Duff & Phelps believes that this range of discount rates is consistent with the rate of return that security holders could expect to realize on alternative investment opportunities with similar risk profiles.

Based on these assumptions, Duff & Phelps’ discounted cash flow analysis resulted in an estimated enterprise value for Super TV of RMB 364.8 million to RMB 433.1 million and a range of the value of the Company’s indirectly-held 90.09% equity interest in Super TV, after adding Super TV’s excess cash of RMB 130.1 million and long-term investments of approximately RMB 50.8 million, each as of June 30, 2016, to be RMB 491.6 million to RMB 553.2 million.

Selected Public Companies and Merger and Acquisition Transactions Analyses

Duff & Phelps analyzed selected public companies and selected merger and acquisition transactions for purposes of estimating valuation multiples with which to calculate a range of implied enterprise values of Super TV. This collective analysis was based on publicly available information and is described in more detail in the sections that follow.

The companies utilized for comparative purposes in the following analysis were not directly comparable to Super TV, and the transactions utilized for comparative purposes in the following analysis were not directly comparable to the sale of Super TV. Duff & Phelps does not have access to nonpublic information of any of the companies used for comparative purposes. Accordingly, a complete valuation analysis of Super TV and the sale of Super TV cannot rely solely upon a quantitative review of the selected public companies and selected transactions, but involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies and targets, as well as other factors that could affect their value relative to that of the sale of Super TV. Therefore, the selected public companies and selected merger and acquisition transactions analysis is subject to certain limitations.

Selected Public Companies Analysis. Duff & Phelps compared certain financial information of Super TV to corresponding data and ratios from publicly traded companies that engage in CA system and set-top box businesses that Duff & Phelps deemed relevant to its analysis. For purposes of its analysis, Duff & Phelps used certain publicly available historical financial data and consensus equity analyst estimates for the selected publicly traded companies. The eight companies included in the selected public company analysis that engage in CA system and set-top box businesses were:

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China CA and STB Suppliers	•	Skyworth Digital Holdings Ltd.
	•	Sumavision Technologies Co., Ltd.
Global CA and STB Suppliers	•	ARRIS International plc
	•	Technicolor SA
	•	Kudelski SA
	•	Humax Co., Ltd.
	•	Arion Technology Inc.
	•	Alticast Corp.

Duff & Phelps selected these companies for its analysis based on their relative similarity, primarily in terms of business model, to that of Super TV.

The tables below summarize certain observed trading multiples and historical and projected financial performance, on an aggregate basis, of the selected public companies. The estimates for 2016, 2017 and 2018 in the tables below with respect to the selected public companies were derived based on information for the 12-month periods ending closest to Super TV’s fiscal year ends for which information was available.

	Revenue Growth				EBITDA Growth				EBITDA Margin
	LTM[1]	2016	2017	2018	LTM	2016	2017	2018	LTM	2016	2017	2018

China CA and STB Suppliers

Skyworth Digital Holdings Ltd.	6.4%	9.2%	9.0%	12.0%	40.8%	-7.8%	-4.4%	16.0%	6.2%	4.8%	4.2%	4.4%
Sumavision Technologies Co., Ltd.	97.8%	NA	NA	NA	255.5%	NA	NA	NA	13.9%	NA	NA	NA
Group Median	52.1%	9.2%	9.0%	12.0%	148.1%	-7.8%	-4.4%	16.0%	10.1%	4.8%	4.2%	4.4%

Global CA and STB Suppliers
ARRIS International plc	NM	NM	3.7%	0.0%	NM	NM	7.9%	4.8%	NM	12.9%	13.5%	14.1%
Technicolor SA	NM	-5.7%	1.6%	1.2%	NM	-15.2%	-6.0%	13.5%	NM	11.9%	11.0%	12.4%
Kudelski SA	10.4%	11.4%	4.7%	3.3%	12.3%	18.2%	0.9%	6.6%	11.4%	13.0%	12.5%	12.9%
Humax Co., Ltd.	-5.8%	-3.8%	10.9%	11.9%	-2.6%	-10.4%	29.6%	6.6%	5.2%	5.0%	5.8%	5.5%
Arion Technology Inc.	-37.9%	NA	NA	NA	NM	NA	NA	NA	-4.0%	NA	NA	NA
Alticast Corp.	-13.4%	12.1%	10.5%	14.5%	-87.7%	NM	46.2%	23.8%	NM	14.9%	19.8%	21.4%
Group Median	-9.6%	3.8%	4.7%	3.3%	-2.6%	-10.4%	7.9%	6.6%	5.2%	12.9%	12.5%	12.9%

Aggregate
Mean	9.6%	4.6%	6.7%	7.2%	43.7%	-3.8%	12.3%	11.9%	6.5%	10.4%	11.1%	11.8%
Median	0.3%	9.2%	6.8%	7.6%	12.3%	-9.1%	4.4%	10.0%	6.2%	12.4%	11.8%	12.6%

Beijing Super TV Co., Ltd. (2)	-27.4%	-6.0%	1.4%	34.7%	-51.1%	-42.1%	-15.8%	95.5%	42.1%	29.4%	24.4%	35.5%

(1) Latest twelve months

(2) Super TV’s EBITDA is adjusted to exclude stock-based compensation expenses related to the 9.91% equity investment made by management and key employees of Super TV, including members of the Buyer Group during Q2 of 2016. Super TV’s financial performance metrics presented are adjusted to exclude non-recurring income (expenses).

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	Enterprise Value as a Multiple of
	LTM EBITDA		2016 EBITDA		2017 EBITDA		2018 EBITDA		LTM Revenue
China CA and STB Suppliers

Skyworth Digital Holdings Ltd.	4.5	x	5.5	x	5.7	x	4.9	x	0.28	x
Sumavision Technologies Co., Ltd.	48.9	x	NA		NA		NA		6.78	x
Group Median	26.7	x	5.5	x	5.7	x	4.9	x	3.53	x
Global CA and STB Suppliers

ARRIS International plc	NM		7.3	x	6.8	x	6.5	x	0.83	x
Technicolor SA	NM		4.9	x	5.2	x	4.6	x	NM
Kudelski SA	10.1	x	8.4	x	8.3	x	7.8	x	1.15	x
Humax Co., Ltd.	4.1	x	4.2	x	3.3	x	3.1	x	0.21	x
Arion Technology Inc.	NM		NA		NA		NA		1.61	x
Alticast Corp.	NM		3.7	x	2.6	x	2.1	x	0.61	x
Group Median	7.1	x	4.9	x	5.2	x	4.6	x	0.83	x
Aggregate
Mean	16.9	x	5.7	x	5.3	x	4.8	x	1.64	x
Median	7.3	x	5.2	x	5.5	x	4.8	x	0.83	x

Selected M&A Transactions Analysis. Duff & Phelps compared Super TV to the target companies involved in the selected merger and acquisition transactions listed in the tables below. The selection of these transactions was based on, among other things, the target company’s industry, the relative size of the transaction compared to the sale of Super TV and the availability of public information related to the transaction. The selected transactions indicated enterprise value to LTM EBITDA multiples ranging from 2.2x to 6.2x with a median of 4.2x, and enterprise value to LTM revenue multiples ranging from 0.15x to 4.05x with a median of 2.37x.

Super TV is not directly comparable to the target companies in the selected M&A transactions analysis given certain characteristics of the transactions and the target companies, including business and industry comparability and lack of recent relevant transactions. Therefore, although reviewed, Duff & Phelps did not select valuation multiples for Super TV based on the selected M&A transactions analysis.

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Date Announced	Acquirer Name	Target Name	Enterprise Value	LTM Revenue	LTM EBITDA	EV / EBITDA		EV / Revenue
6/22/2016	Jiangsu Kangde Xin Smart Display Technology Co., Ltd.	Shanghai Wei Zhou Microelectronics Technology Co., Ltd.	$68.9	$15.3	NA	NA		4.49	x
5/10/2016	DHC Software Co., Ltd.	Cloud Vision Networks Technology Corporation	$89.3	$38.1	NA	NA		2.34	x
5/11/2015	Tatwah Smartech Co., Ltd.	Shenzhen Cultraview Digital Technology Co., Ltd.	$116.5	$167.8	NA	NA		0.69	x
11/3/2014	4T S.A.	Advanced Digital Broadcast Holdings SA	$47.8	$324.2	$21.5	2.2	x	0.15	x
5/6/2014	Sumavision Technologies Co., Ltd.	Fuzhou Jump Smart Cards Co., Ltd.	$21.9	$6.9	NA	NA		3.18	x
3/25/2014	Kudelski SA	Conax AS	$249.6	$103.7	$40.2	6.2	x	2.41	x
12/16/2013	CJ Hellovision Co., Ltd.	Gangwon Broadcasting Network Company Ltd.	$70.0	$17.3	NA	NA		4.05	x
10/11/2013	Hua Hao Xin Lian (Beijing) Investment Co., Ltd.	Beijing Golden Yuxing Electronics and Technology Co., Ltd.	$231.7	$68.3	NA	NA		3.39	x
5/20/2013	Ace Earn Limited	Soyea Jiu Rong Technology Co., Ltd.	$17.1	$45.3	NA	NA		0.38	x
10/10/2011	ARRIS Enterprises, Inc. (nka:ARRIS International plc)	BigBand Networks, Inc.	$41.9	$87.0	NA	NA		0.48	x
Mean						4.2	x	2.16	x
Median						4.2	x	2.37	x

Summary of Selected Public Companies / M&A Transactions Analyses

Due to the limited comparability of the selected public companies’ financial metrics relative to those of Super TV, rather than applying a range of selected multiples from a review of the public companies, Duff &Phelps reviewed various valuation multiples for Super TV implied by the valuation range determined from the discounted cash flow analysis in the context of Super TV’s relative size, forecasted growth in revenue and profits, profit margins, capital spending, revenue mix, and other characteristics that Duff & Phelps deemed relevant. Duff & Phelps noted that while it reviewed the selected M&A transactions, it did not select valuation multiples for Super TV based on the Selected M&A Transactions Analysis for the reasons described in the section titled “Selected M&A Transactions Analysis” above.

Summary of Analyses

The range of estimated enterprise values for Super TV that Duff & Phelps derived from its discounted cash flow analysis was RMB 364.8 million to RMB 433.1 million. Duff & Phelps concluded that Super TV’s enterprise value was within a range of RMB 364.8 million to RMB 433.1 million based on the analyses described above.

Based on the concluded enterprise value, Duff & Phelps estimated the range of common equity value of Super TV to be RMB 545.7 million to RMB 614.0 million by:

•	adding Super TV’s long-term investment of RMB 50.8 million as of June 30, 2016; and
•	adding Super TV’s excess cash of RMB 130.1 million as of June 30, 2016.

Based on the foregoing analysis, Duff & Phelps estimated the value of the Company’s indirectly-held 90.09% equity interest in Super TV to be RMB 491.6 million to RMB 553.2 million. Duff & Phelps noted that the Initial Consideration to be received by Golden Benefit in the sale of Super TV was above the range of the value of the Company’s indirectly-held 90.09% equity interest in Super TV indicated by its analyses.

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Duff & Phelps’ opinion was only one of the many factors considered by the Special Committee in its evaluation of the sale of Super TV and should not be viewed as determinative of the views of the Special Committee.

Fees and Expenses

As compensation for Duff & Phelps’ services in connection with the rendering of its opinion to the Special Committee, the Company agreed to pay Duff & Phelps a fee of $380,000, consisting of a nonrefundable retainer of $180,000 payable upon engagement, and $200,000 payable upon Duff & Phelps rendering the opinion.

The Special Committee also retained DPS, an affiliate of DPLLC, to act as financial advisor to the Special Committee providing such financial and market related advice and assistance as deemed appropriate in connection with the sale of Super TV, including assisting the Special Committee in initiating, soliciting and encouraging any alternative transaction proposals from third parties. For that engagement, the Company paid DPS a $100,000 nonrefundable retainer at the time that the market check was authorized by the Special Committee. The Special Committee also agreed that, if the Company consummates a sale or transfer of a majority of our stock or assets (which would include the sale of the Equity Interest) during the term of Duff & Phelps’ engagement or during the 12-month period following any termination by the Company of the engagement with Duff & Phelps (other than for a breach of the terms of such engagement) with certain of the third parties solicited by Duff & Phelps during the market check conducted by Duff & Phelps, the Company will pay Duff & Phelps a deal fee equal to 5% of the amount by which the total purchase price of the Equity Interest to be acquired exceeds RMB600,000,000 as of the closing of such transaction, subject to a cap of $100,000.

No portion of Duff & Phelps’ fee is refundable or contingent upon the consummation of a transaction, including the sale of Super TV, or the conclusion reached in the opinion, except for the deal fee described in the immediately preceding paragraph. The Company has also agreed to indemnify Duff & Phelps for certain liabilities arising out of its engagement. In addition, the Company has agreed to reimburse Duff & Phelps for its reasonable out-of-pocket expenses incurred in connection with the rendering of its opinion not to exceed $50,000 without the Company’s prior written consent.

The terms of the fee arrangements with DPS and DPLLC, which the Company believes are customary in transactions of this nature, were negotiated at arm’s length, and the Special Committee and the Board of Directors are aware of these fee arrangements. Other than the DPS engagement described above and the DPLLC engagement to render its opinion to the Special Committee, Duff & Phelps has not had any material relationship with any party to the sale of Super TV for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Governmental and Regulatory Approvals

The sale of Super TV is not subject to any material regulatory approvals under applicable PRC laws and regulations, other than filings and registrations of the change of shareholder of Super TV with PRC governmental authorities, including, among others, the Ministry of Commerce and the State Administration of Industry and Commerce. Pursuant to the Equity Transfer Agreement, Super TV must register or file the equity transfer of Super TV contemplated under the Equity Transfer Agreement with various government authorities as may be required by the laws of the PRC within three months after the closing.

The sale of Super TV is not subject to any material regulatory approvals under the applicable Cayman Islands laws and regulations.

When the Sale of Super TV is Expected to be Completed

If the Proposal to Sell Super TV is approved by our shareholders at the extraordinary general meeting, we expect to complete the sale of Super TV as soon as practicable after all of the other closing conditions in the Equity Transfer Agreement have been satisfied or waived. We and the Buyer are working toward satisfying the conditions to closing and completing the sale of Super TV as soon as reasonably practicable. Subject to the foregoing, we currently anticipate to complete the sale of Super TV in the fourth quarter of 2016. However, there can be no assurance that the sale of Super TV will be completed at all or, if completed, when it will be completed.

Each of the Buyer and Golden Benefit has the right, subject to the terms and conditions of the Equity Transfer Agreement, to terminate the Equity Transfer Agreement without incurring any liabilities after February 28, 2017, if the conditions to closing have not been satisfied or waived on or prior to such date. Additionally, Golden Benefit may terminate the Equity Transfer Agreement without incurring any liability thereunder and with immediate effect if the shareholders reject the Transaction at the extraordinary general meeting.

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Effects on China Digital TV if the Sale of Super TV is Completed and Nature of China Digital TV’s Business Following the Sale of Super TV

If the Proposal to Sell Super TV is approved by our shareholders and the sale of Super TV is completed, we will no longer conduct our CA and CA-related businesses. Instead, immediately following the closing of the Transaction, we will focus on our Cyber Cloud business and on other potential opportunities. The assets of China Digital TV that are currently used in connection with Cyber Cloud will not be transferred to the Buyer as part of the Transaction.

We currently also indirectly own an approximately 80% equity interest in Beijing Dagong Technology Co., Ltd., a company organized under the laws of the PRC (“Dagong Technology”), that currently engages in minor operations related to unmanned aerial vehicles. However, our Board of Directors has approved a plan potentially to sell Dagong Technology’s business to a group consisting of Mr. Zhu, Dr. Zengxiang Lu, one of our founders and a member of our Board of Directors, and certain employees and their related investment vehicles and concurrently to cause Dagong Technology to buy back all shares held by persons other than our subsidiaries. If such plan or any alternative plan to dispose of the business of, or our interests in, Dagong Technology is consummated, we will no longer own or operate our Dagong Technology business.

Following the sale of Super TV, we expect Cyber Cloud to continue to operate out of our headquarters in Beijing, China.

Cyber Cloud constitutes only a small part of our current business. It was established to provide a cloud-based platform that enables China’s digital cable TV to offer diversified content service. Our cloud platform has grown significantly since its establishment, and during the first three quarters of 2016, Cyber Cloud accounted for RMB 21.2 million of the Company’s revenue.

Cyber Cloud has launched its platform to more than 20 operators, potentially covering 100 million users.  By the end of the third quarter of 2016, the number of registered users on our cloud platform had reached 4.3 million, and we continue to focus on marketing and promotional efforts for our game services to increase our cloud user base.

For content offered through Cyber Cloud, we continue to explore applications outside of games, in fields like education, online shopping and entertainment, especially in the virtual reality space, which should contribute to the future growth of the Company as the Cyber Cloud platform expands and user habits evolve with the offerings. We intend to continue to invest in the development of content which will further increase the attractiveness of our platform as a gateway for cloud based entertainment into Chinese homes.

Our reporting obligations as a SEC-registered public company will not be affected as a result of completing the sale of Super TV. However, following the sale of Super TV, our business will be smaller, and therefore we may fail to satisfy the continued listing standards of the NYSE. Additionally, because Super TV represents a significant portion of our operating assets, we may be subject to delisting by the NYSE under Section 802.01D of the NYSE Listed Companies Manual, which provides that the NYSE may initiate delisting procedures against a company if such company’s operating assets have been or are to be substantially reduced. Accordingly, our ADSs may be delisted from that market. See “Risk Factors – Because our business will be significantly smaller following the sale of Super TV, our ADSs may be delisted from the NYSE.”

We may also seek to maximize our profitability through further reducing corporate overhead costs. Because our business will be smaller following the sale of Super TV, we believe that there will be many ways in which corporate overhead costs can be significantly reduced. However, if we are not successful in fully implementing such cost reductions, our ability to increase our profitability in this fashion may be impaired. We will continue to work to maximize shareholder interests with a goal of returning value to our shareholders. The sale of Super TV will not alter the rights, privileges or nature of the issued and outstanding Shares. A shareholder who owns our Shares or ADSs immediately prior to the closing of the sale of Super TV will continue to hold the same number of Shares or ADSs immediately following the closing.

The transactions contemplated by the Transaction Agreements (see “Proposal #1: Proposal To Sell Super TV – Use of Proceeds from the Sale of Super TV”) are not a first step in a going private transaction under Rule 13e-3 promulgated under the Exchange Act.

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Use of Proceeds from the Sale of Super TV

Our Board of Directors will use the proceeds from the sale of Super TV in a way that it believes maximizes value for our shareholders, but has not determined how to use the proceeds. The net proceeds from the sale of Super TV may be used (i) to develop further the business of Cyber Cloud, (ii) to fund a cash dividend payment, (iii) for other purposes or (iv) some combination of the foregoing.

Our Board of Directors has not made any decision whether to pay a cash dividend, and such decision will be based on what the Board of Directors determines is in the best interest of China Digital TV and its shareholders (subject to compliance with Cayman Islands and PRC laws), and the timing of payment of any cash dividend may vary depending on a number of factors, including any contingent liabilities or other unforeseen matters. If China Digital TV elects to pay a cash dividend, prior to making such cash dividend, China Digital TV will announce the record date for such distribution. Only holders of Shares on the record date for a cash dividend will be entitled to receive a cash dividend. Please note that if China Digital TV elects to pay a cash dividend, the record date for such cash dividend will be after the completion of the sale of Super TV and is different from the record date for determining which holders of the Shares are entitled to vote on the matters described in this proxy statement.

Effects on China Digital TV if the Sale of Super TV is Not Completed

If the Proposal to Sell Super TV is not approved by our shareholders or the other closing conditions set forth in the Equity Transfer Agreement are not satisfied or waived, we will continue to conduct our CA and CA-related businesses and we may consider and evaluate other strategic opportunities. In such a circumstance, there can be no assurances that our continued operation of our CA and CA-related businesses or any alternative strategic opportunities will result in the same or greater value to our shareholders as the sale of Super TV.

Vote Required for Approval

The approval of the Proposal to Sell Super TV requires a majority of at least three-quarters of votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the extraordinary general meeting.

Shares represented at the extraordinary general meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the extraordinary general meeting for purposes of determining the presence or absence of a quorum for the extraordinary general meeting. Shares represented by ADSs for which the ADS depositary votes at the extraordinary general meeting will be counted as present for purposes of determining the existence of a quorum.

As of the Share record date and ADS record date, the directors and executive officers of China Digital TV beneficially owned approximately 37.5% of the Shares outstanding on that date. Except for the Voting Agreement whereby Mr. Jianhua Zhu has agreed to vote in favor of the Proposal to sell Super TV and any other proposal reasonably requested by China Digital TV or Golden Benefit which is reasonably necessary for the consummation of the Transaction, none of China Digital TV’s directors or executive officers have entered into agreements relating to how such directors and executive officers will vote their Shares with respect to the Proposal to Sell Super TV and the Proposal to Adjourn the Extraordinary General Meeting.

No Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available to our shareholders under the Companies Law of the Cayman Islands or our memorandum and articles of association in connection with the types of actions contemplated under the Proposal to Sell Super TV or the Proposal to Adjourn the Extraordinary General Meeting.

Terms of the Transaction Agreements

The following summarizes certain material provisions of the Equity Transfer Agreement and the Voting Agreement. This summary does not purport to be complete, and the rights and obligations of the parties thereto are governed by the express terms of the Equity Transfer Agreement and the Voting Agreement and not by this summary or any other information contained in this proxy statement.

The summary of the Equity Transfer Agreement below and the description of the Equity Transfer Agreement elsewhere in this proxy statement are subject to, and qualified in their entirety by, the full text of the Equity Transfer Agreement, an English translation of which is attached to this proxy statement as Annex A and which we incorporate herein by reference.

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The Equity Transfer Agreement is described in, and included as an annex to, this proxy statement only to provide you with information regarding its terms and conditions and not to provide any factual information regarding China Digital TV, Super TV, the Buyer or their respective businesses. The representations and warranties in the Equity Transfer Agreement and the description of them in this proxy statement (i) may not describe the actual state of affairs as of the date they were made or at any other time and (ii) should not be read alone but instead should be read in conjunction with the other information contained in the reports, statements and documents China Digital TV publicly files with the SEC. China Digital TV will provide additional disclosure in its public reports to the extent that it is aware of the existence of any material facts that are required to be disclosed under federal securities laws. Additional information about China Digital TV may be found elsewhere in this proxy statement and China Digital TV’s other public files, which are available through the SEC’s website at http://www.sec.gov.

In addition, China Digital TV, Golden Benefit and Mr. Zhu entered into the Voting Agreement in connection with the Equity Transfer Agreement. The Voting Agreement is described below in “Proposal #1: Proposal To Sell Super TV – Terms of the Transaction Agreements – Voting and Support Agreement” and a copy of the Voting Agreement is attached hereto as Annex B. The summary of the Voting Agreement below and the description of the Voting Agreement elsewhere in this proxy statement are subject to, and qualified in their entirety by, the full text of the Voting Agreement, a copy of which is attached to this proxy statement as Annex B and which we incorporate herein by reference.

You are encouraged to read the full text of each of the Equity Transfer Agreement and the Voting Agreement to fully understand the transaction contemplated by the Equity Transfer Agreement.

The Sale of Super TV

Upon the terms of and subject to the conditions set forth in the Equity Transfer Agreement, Golden Benefit, a wholly-owned subsidiary of China Digital TV, will sell its entire equity interest in Super TV, representing approximately a 90.09% equity interest in Super TV, to the Buyer.

Golden Benefit and/or the Buyer may terminate the Equity Transfer Agreement prior to the consummation of the sale of Super TV under certain circumstances specified therein, before or after the approval of China Digital TV’s shareholders is obtained. Additional details on termination of the Equity Transfer Agreement are described below in the section “Proposal #1: Proposal To Sell Super TV – Terms of the Transaction Agreements – Termination.”

Purchase Price

In consideration of the sale of Super TV pursuant to the Equity Transfer Agreement, the Buyer will pay to Golden Benefit consideration of RMB610,000,000 (the “Consideration”) in cash, of which RMB60,000,000 was paid as a deposit when the Buyer submitted its bid on November 2, 2016, and the remainder of which will be paid by the Buyer to Golden Benefit prior to the closing of the sale of Super TV.

Golden Benefit is expected to pay PRC withholding tax at a rate of 10% on the gains of Golden Benefit on the sale of Super TV, which equals the Consideration minus the original investment cost, subject to the final assessment by PRC tax authorities under applicable tax laws and regulations in China.

Representations and Warranties

The Equity Transfer Agreement contains representations and warranties made by Golden Benefit and the Buyer. Certain representations and warranties made in the Equity Transfer Agreement as of a specified date also may be subject to contractual standards of materiality different from those generally applicable to shareholders, or may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts. In addition, information concerning the subject matter of the representations and warranties contained in the Equity Transfer Agreement may have changed since the date of the Equity Transfer Agreement. Accordingly, the Equity Transfer Agreement is described in, and included as an annex to, this proxy statement only to provide you with information regarding its terms and conditions and not to provide any factual information regarding China Digital TV, Golden Benefit, Super TV, the Buyer or their respective businesses. The representations and warranties in the Equity Transfer Agreement and the description of them in this proxy statement (i) may not describe the actual state of affairs as of the date they were made or at any other time and (ii) should not be read alone but instead should be read in conjunction with the other information contained in the reports, statements and documents China Digital TV publicly files with the SEC.

The representations and warranties made by the Buyer and Golden Benefit were made as of the date of the Equity Transfer Agreement. Each of the Buyer and Golden Benefit confirmed in the Equity Transfer Agreement that its representations and warranties shall be in all material respects accurate as of the date of the Equity Transfer Agreement and as of closing of the Transaction, unless such breach would not interfere with the ability of the Buyer to proceed with the closing of the Transaction, and pay the Consideration to Golden Benefit or otherwise delay the closing of the Transaction and such payment.

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Covenants

During the period between the signing of the Equity Transfer Agreement and the closing of the Transaction, Super TV must take all necessary actions to maintain its existence and good standing and continue to operate its business in the ordinary course.

The Buyer covenants that it will, and will procure its shareholders or de facto controlling persons to comply with the requirements of the financing commitment letter and undertake the obligations thereunder and take all actions to cooperate with Golden Benefit to file the sale of Super TV with the SEC, including by providing information and documents and materials duly executed as required by Golden Benefit in a timely manner.

Conditions to Closing

The obligations of the parties to consummate the Transaction are subject to the satisfaction or waiver of the following closing conditions, among others:

1.	Golden Benefit having obtained approval from the shareholders of China Digital TV;

2.	the Special Committee having not accepted any offer to purchase the Equity Interest from any third-party (a “New Offer”) before the extraordinary general meeting;

3.	the representations and warranties made by the Buyer remaining in all material respects accurate as of the date of the consummation of the sale of Super TV, unless such breach would not interfere with the ability of the Buyer to proceed with the closing of the Transaction and pay the Consideration to Golden Benefit or otherwise delay the closing of the Transaction and such payment; and

4.	the Buyer not being in violation of any of its obligations or covenants under the Equity Transfer Agreement, unless such breach would not interfere with the ability of the Buyer to proceed with the closing of the Transaction and pay the Consideration to Golden Benefit or otherwise delay the closing of the Transaction and such payment.

The obligations of the parties to consummate the Transaction also are conditioned, pursuant to the Equity Transfer Agreement, on the holders of the equity interests in Super TV not owned by Golden Benefit, consisting primarily of key employees of the Company, waiving their rights of first refusal with respect to Golden Benefit’s sale of the Equity Interest in the Transaction. However, those holders already have waived such rights of first refusal and, accordingly, that condition has been satisfied.

Termination

If, during the period between the signing of the Equity Transfer Agreement and the closing of the Transaction, the Special Committee accepts a New Offer, Golden Benefit must immediately terminate the Equity Transfer Agreement and return the Deposit to the Buyer, with interest accrued thereon and a termination fee equal to 50% of the Deposit.

Each of the Buyer and Golden Benefit has the right, subject to the terms and conditions of the Equity Transfer Agreement, to terminate the Equity Transfer Agreement after February 28, 2017, if the conditions to closing have not been satisfied or waived on or prior to such date.

Additionally, Golden Benefit may terminate the Equity Transfer Agreement if the shareholders reject the Transaction at the extraordinary general meeting.

Miscellaneous

Expenses

Except as specifically set forth in the Equity Transfer Agreement, Golden Benefit, Super TV and the Buyer will be responsible for their own respective fees and taxes in connection with the Transaction.

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Amendments

The Equity Transfer Agreement may only be amended with the written consent of each of the parties thereto.

Governing Law

The Equity Transfer Agreement is governed by the laws of the PRC.

Voting and Support Agreement

Mr. Jianhua Zhu entered into the Voting Agreement with Golden Benefit and China Digital TV, whereby Mr. Zhu committed, among other things, to vote all Shares which Mr. Zhu or any of his associates (as such term is defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended) currently owns, beneficially or of record or of which Mr. Zhu or any such associate thereafter becomes the owner, beneficially or of record, or with respect to which Mr. Zhu or any such associate otherwise directly or indirectly has or later obtains the power to direct the vote (a) in favor of adoption of the Equity Transfer Agreement and the Transaction and any other proposal reasonably requested by China Digital TV or Golden Benefit which is reasonably necessary for the consummation of the Transaction in accordance with the terms of the Equity Transfer Agreement and (b) against any proposal which would in any material respect impede, interfere with, delay or prevent the consummation of the Transaction.

The Voting Agreement terminates upon the earliest to occur of (i) the mutual written agreement by all of the parties thereto, (ii) the closing of the Transaction, and (iii) the termination of the Equity Purchase Agreement in accordance with its terms.

Financing

When the Buyer submitted its bid on November 2, 2016, the Buyer also delivered to the Company copies of (a) a loan agreement by and between Beijing Hua Yu Rui Tai Equity Investment Partnership (LLP) (the “Lender”), Zhoushan Fei Li Xin Investment Partnership (LLP) (“Fei Li Xin”), which is one of the primary shareholders of the Buyer, Zhenhua Yang and Juan Luo dated November 2, 2016, pursuant to which the Lender agreed to provide a loan in an aggregate amount of RMB600,000,000 to Fei Li Xin for the sole purpose of acquiring the Equity Interest. Mr. Yang agreed to pledge his shares in Beijing Philisense Technology Co., Ltd.in favor of the Lender as security for repayment of principal and interest of the loan, and Mr. Yang and Ms. Luo collectively guaranteed in favor of the Lender Fei Li Xin’s payment obligations with respect to the loan; (b) a letter of commitment letter addressed to Fei Li Xin dated November 2, 2016 issued by the Lender, pursuant to which the Lender irrevocably agreed to provide a loan in the amount of RMB600,000,000 to Fei Li Xin within three business days upon request; and (c) a bank statement showing that the Lender has a cash balance in excess of the contemplated loan.

Concurrently with the execution of the Equity Transfer Agreement, the Buyer also delivered a commitment letter from Mr. Jianhua Zhu and Fei Li Xin, to Golden Benefit, pursuant to which Mr. Zhu and Fei Li Xin, among other things, covenanted (i) that the Buyer shall timely perform and comply with all agreements, obligations and covenants contained in the Equity Transfer Agreement in all respects and (ii) to provide certain necessary information and documents and cooperate with Golden Benefit with respect to any filings with the SEC that are necessary in connection with the Transaction.

Accounting Treatment

As a result of the sale of Super TV, the assets and liabilities of Super TV will be removed from our consolidated balance sheet and a gain will be recorded in respect of the sale of Super TV equal to the difference between the book value of our ownership interest in Super TV and the Consideration received.

Material U.S. Federal Income Tax Consequences

This section describes certain material U.S. federal income tax consequences of the proposed sale of Super TV and of receiving distributions in connection with such sale for U.S. holders (as defined below). This section does not apply to you if you are a member of a special class of investors subject to special rules, including:

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•	a dealer in securities;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a tax-exempt organization;

•	a life insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of our voting stock;

•	a person that holds ADSs as part of a straddle or a hedging or conversion transaction;

•	a person that purchases or sells ADSs as part of a wash sale for tax purposes;

a partnership or a partner in a partnership; or

•	a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed Treasury regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership invests in ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership investing in ADSs should consult its tax advisor with respect to its U.S. federal income tax treatment. For purposes of the following discussion, neither a partnership nor a partner in a partnership is within the definition of a “U.S. holder.”

U.S. holders (as defined immediately below) are urged to consult their tax advisors about the application of the U.S. federal tax rules to their particular circumstances as well as the state, local and non-U.S. tax consequences to them.

You are a U.S. holder if you are a beneficial owner of ADSs and you are for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

PFIC Rules

Because we believe that we have met the criteria for classification as a PFIC for U.S. federal income tax purposes in certain taxable years, special rules may apply to U.S. holders in connection with the sale of Super TV and in connection with distributions we may make, including in connection with the sale.

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Sale of Super TV

If we held an interest in a PFIC, a U.S. holder with respect to whom we are classified as a PFIC would also be treated as subject to the PFIC rules with respect to the U.S. holder’s “indirect interest” in such subsidiary PFIC. If Super TV was classified as a PFIC at any time during a U.S. holder’s holding period in its ADSs, our sale of Super TV could cause the U.S. holder to be subject to tax on the “indirect disposition” of its interest in Super TV. Specifically, if that indirect disposition was treated as being made at a gain for U.S. federal income tax purposes, the U.S. holder would be subject to the excess distribution regime with respect to that gain even if we made no actual distribution to the U.S. holder in connection with the sale of Super TV.

Under these rules, if you are a U.S. holder:

•	this gain would be allocated ratably over your holding period for the ADSs,

•	the amount allocated to the taxable year in which we sold Super TV and years before Super TV was classified as a PFIC with respect to you, if there were any such years, would be taxed as ordinary income,

•	the amount allocated to each other prior year would be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such other prior year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

Even if you had made a mark-to-market election with respect to your ADSs, this election would not apply to prevent these consequences from applying to your indirect interest in Super TV.

If we are not a PFIC for the current taxable year and we have never been treated as a PFIC with respect to a particular U.S. holder, then the sale of Super TV generally should not have any direct U.S. federal income tax consequences to such holder. As noted in our Forms 20-F filed with respect to taxable years 2014 and 2015, we do not believe we were a PFIC for such years. However, as a result of the sale of Super TV, it is possible that we may be a PFIC for the current taxable year. The Company generally will not be able to determine its PFIC status for the current taxable year until a reasonable period following the close of the current taxable year. U.S. holders should consult their own tax advisors regarding our potential status as a PFIC and see our Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 22, 2016, for a discussion of the consequences of owning ADS in the event we are treated as a PFIC.

Distributions in Connection With the Sale of Super TV

Under the PFIC rules, if we make distributions in any single taxable year that are greater than 125% of the average annual distributions received by you in respect of your ADSs during the three preceding taxable years or, if shorter, the holding period for your ADSs, the excess generally would be subject to the same tax rules described in the bullet points above (i.e., the amount would be allocated ratably over your holding period for the ADSs and would be subject to U.S. tax as described above).

U.S. holders should consult their own tax advisors regarding the potential application of the PFIC rules to the sale of Super TV, including with regard to any distributions we may make in connection with such sale, the interaction of the excess distribution rules as regards indirect dispositions and actual distributions, and any special U.S. tax filing requirements that may be imposed on U.S. holders under the PFIC rules or otherwise as a result of these transactions.

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PROPOSAL #2: PROPOSAL TO ADJOURN THE EXTRAORDINARY GENERAL MEETING

The Proposal to Adjourn the Extraordinary General Meeting would permit us to adjourn the extraordinary general meeting for the purpose of soliciting additional proxies in the event that, at the extraordinary general meeting, insufficient proxies are received in favor of the Proposal to Sell Super TV at the extraordinary general meeting before any vote is taken thereon. If the Proposal to Adjourn the Extraordinary General Meeting is approved, we will be able to adjourn the extraordinary general meeting for the purpose of soliciting additional proxies to approve the Proposal to Sell Super TV. If you have previously submitted a proxy on the proposals discussed in this proxy statement and wish to revoke it upon adjournment of the extraordinary general meeting, you may do so.

Vote Required to Approve the Proposal to Adjourn the Extraordinary General Meeting

The approval of the Proposal to Adjourn the Extraordinary General Meeting requires a simple majority of votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the extraordinary general meeting.

Shares represented at the extraordinary general meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the extraordinary general meeting for purposes of determining the presence or absence of a quorum for the extraordinary general meeting. Shares represented by ADSs for which the ADS depositary votes at the extraordinary general meeting will be counted as present for purposes of determining the existence of a quorum.

As of the Share record date and ADS record date, the directors and executive officers of China Digital TV beneficially owned approximately 37.5% of the Shares outstanding on that date. Except for the Voting Agreement whereby Mr. Jianhua Zhu has agreed to vote in favor of the Proposal to Sell Super TV and any other proposal reasonably requested by China Digital TV or Golden Benefit which is reasonably necessary for the consummation of the Transaction, none of China Digital TV’s directors or executive officers have entered into agreements relating to how such directors and executive officers will vote their Shares with respect to the Proposal to Sell Super TV and the Proposal to Adjourn the Extraordinary General Meeting.

No Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available to our shareholders under the Companies Law of the Cayman Islands or our memorandum and articles of association in connection with the types of actions contemplated under the Proposal to Adjourn the Extraordinary General Meeting. As a result, holders of our Shares or ADSs will not have the right to seek appraisal and payment of the fair value of the Shares, including those underlying their ADSs.

Recommendation of Our Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT CHINA DIGITAL TV’S SHAREHOLDERS VOTE “FOR” PROPOSAL #2, THE PROPOSAL TO ADJOURN THE EXTRAORDINARY GENERAL MEETING.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the ordinary shares of China Digital TV as of October 31, 2016 (or other date as indicated in the footnotes below) by:

•	each person or group known by China Digital TV to beneficially own more than 5% of the issued and outstanding ordinary shares of China Digital TV;

•	each director of China Digital TV;

•	each executive officer of China Digital TV; and

•	all of the current directors and executive officers of China Digital TV as a group.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)	Percent of Class(2)
Directors and Executive Officers
Zengxiang LU (3)	10,701,102	17.4%
Jianhua ZHU (4)	10,501,102	17.1%
Jianyue PAN	*	*
Michael Elyakim	*	*
Songzuo XIANG	-	-
Zhenwen LIANG (5)	765,201	1.3%
Huiqing CHEN (6)	*	*
Directors and executive officers as a group (7)	22,950,448	37.5%
Principal Shareholders
Aurec Capital (8)	3,797,940	6.3%

* Less than 1%

(1)	Except as otherwise noted in the footnotes below, the address of each beneficial owner is in care of China Digital TV Holding Co., Ltd., 4th Floor, Tower B, Jingmeng High-Tech Bldg, No.5 Shangdi East Road, Haidian District, Beijing, People’s Republic of China.

(2)	For purposes of this table, “beneficial ownership” is determined in accordance with Rule 13d-3 under the Exchange Act, pursuant to which a person’s or group’s ownership is deemed to include any shares of ordinary shares that such person has the right to acquire within 60 days. For purposes of computing the percentage of outstanding shares of ordinary shares held by each person or group of persons named above, any shares which such person or persons has the right to acquire within 60 days are deemed to be outstanding, but such shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. This table has been prepared based on 60,199,999 ordinary shares outstanding (excluding the 3,923,093 ordinary shares that were issued and held for the Company’s account in preparation for exercise of share options by option holders under our employee stock incentive plans) as well as the ordinary shares underlying share options exercisable by such person within 60 days of October 31, 2016.

(3)	Represents: (i) 9,273,393 ordinary shares and 200,000 ADSs held by Polar Light Group Limited, which is wholly owned by Dr. Zengxiang Lu; (ii) 155,418 ordinary shares held by China Cast Investment Holdings Limited, or China Cast; and (iii) 1,150,000 ordinary shares issuable upon exercise of options held by Dr. Lu that is exercisable within 60 days of October 31, 2016. Dr. Lu, together with Mr. Zhu, exercises investment and voting powers over these shares held by China Cast. Dr. Lu owns 50% of the equity interest of China Cast and disclaims beneficial ownership of those shares held by China Cast except to the extent of this pecuniary interest therein.

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(4)	Represents: (i) 9,273,393 ordinary shares held by Smart Live Group Limited, which is wholly owned by Jianhua Zhu; (ii) 155,418 ordinary shares held by China Cast Investment Holdings Limited, or China Cast; and (iii) 1,150,000 ordinary shares issuable upon exercise of options held by Mr. Zhu that are exercisable within 60 days of October 31, 2016. Mr. Zhu, together with Dr. Lu, exercises investment and voting powers over these shares held by China Cast. Mr. Zhu owns 50% of the equity interest of China Cast and disclaims beneficial ownership of those shares held by China Cast except to the extent of this pecuniary interest therein.

(5)	Represents the sum of ordinary shares and the ordinary shares underlying the ADSs owned by Mr. Zhenwen LIANG.

(6)	Represents the sum of ordinary shares and ordinary shares issuable upon exercise of options held by Ms. Chen.

(7)	Represents 100% of the 155,418 ordinary shares held by China Cast (Dr. Zengxiang Lu and Jianhua Zhu jointly exercise investment and voting powers over the shares held by China Cast), ordinary shares and ADSs held by Dr. Lu (other than those ordinary shares held through China Cast), Mr. Zhu (other than those ordinary shares held through China Cast), Mr. Liang, Ms. Chen, Mr. Pan and Mr. Elyakim and ordinary shares issuable upon exercise of options held by Dr. Lu, Mr. Zhu, Mr. Liang, and Ms. Chen.

(8)	Represents the sum of ADSs owned by Aurec Capital Limited, which is owned by Shmuel Meitar. Michael Elyakim is the Managing Director of China investments at Aurec Capital Limited, but disclaims any beneficial ownership of the shares beneficially owned by Aurec Capital Limited.

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DELIVERY OF MATERIALS

Only one copy of this proxy statement is being delivered to shareholders of China Digital TV residing at the same address, unless such shareholders have notified China Digital TV of their desire to receive multiple copies of China Digital TV’s proxy statements.

China Digital TV will promptly deliver, upon oral or written request, a separate copy of the proxy statement to any shareholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed in writing to our Investor Relations Department at China Digital TV Holding Co., Ltd., Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China, Attention: Investor Relations, or by telephone to our Investor Relations Department at (+86 10) 6297 1199. Shareholders wishing to receive separate copies of China Digital TV’s proxy statements in the future, and shareholders sharing an address that wish to receive a single copy of China Digital TV’s proxy statements if they are receiving multiple copies of China Digital TV’s proxy statements, should also direct requests as indicated in the preceding sentence.

IN ORDER FOR YOU TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE EXTRAORDINARY GENERAL MEETING, CHINA DIGITAL TV SHOULD RECEIVE YOUR REQUEST NO LATER THAN DECEMBER 12, 2016.

WHERE YOU CAN FIND MORE INFORMATION

China Digital TV files annual reports with and furnishes current reports on Form 6-K to the SEC. You may read and copy these reports, statements or other information filed by China Digital TV at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1−800−SEC−0330 for further information on the public reference room. The SEC filings of China Digital TV are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov. The reports and other information that we file with the SEC are also available in the “Investor Relations” section of China Digital TV Holding Co., Ltd.’s corporate website at http://ir.chinadtv.cn.

For printed copies of any of our reports, including this proxy statement, our Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 22, 2016, or our most recent quarterly results furnished on Form 6-K for the three months ended September 30, 2016, filed with the SEC on November 15, 2016, please contact our Investor Relations Department in writing at China Digital TV Holding Co., Ltd., Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China, Attention: Investor Relations, or call our Investor Relations Department at (+86 10) 6297 1199.

You should rely only on the information contained in this proxy statement and the other reports we file with the SEC. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement. This proxy statement is dated November 28, 2016. You should not assume that the information contained in this proxy statement is accurate as of any date other than such date, and the mailing of this proxy statement to shareholders shall not create an implication to the contrary.

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UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF CHINA DIGITAL TV HOLDING CO., LTD.

The following unaudited pro forma condensed consolidated financial statements give effect to the proposed sale of our CA and CA-related businesses through the sale of the Company’s indirectly-held 90.09% equity interest in Super TV. The statements are derived from, and should be read in conjunction with, our historical financial statements and notes thereto, as presented in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on April 22, 2016, and our quarterly results furnished on Form 6-K for the three months ended June 30, 2016, filed with the SEC on August 16, 2016, and for the three months ended March 31, 2016, filed with the SEC on May 17, 2016.

The unaudited pro forma condensed consolidated balance sheet as of June 30, 2016 assumes the sale of Super TV had occurred on June 30, 2016. The unaudited pro forma condensed consolidated statements of operations for the years ended December 31, 2015, 2014 and 2013 and the six months ended June 30, 2016 and 2015 give effect to the sale of Super TV as if it had occurred as of the beginning of those periods.

The unaudited pro forma condensed consolidated financial information is presented for informational purposes only and is based upon estimates by China Digital TV’s management, which are based upon available information and certain assumptions that China Digital TV’s management believes are reasonable. The unaudited pro forma condensed consolidated financial information is not intended to be indicative of actual results of operations or financial position that would have been achieved had the transaction been consummated as of the beginning of each period indicated above, nor does it purport to indicate results which may be attained in the future. Actual amounts could differ materially from these estimates.

The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable in the circumstances. The unaudited pro forma condensed consolidated financial statements of China Digital TV should be read in conjunction with the notes thereto.

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CHINA DIGITAL TV HOLDING CO., LTD.

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS

As of June 30, 2016 (Unaudited)

(in thousands of U.S. dollars)

	Historical China Digital TV(10)	Sale of Super TV		Pro Forma China Digital TV

ASSETS
Current assets:
Cash and cash equivalents	$76,040	$23,802	(1)(2)	$99,842
Restricted cash	33	(10	)(2)	23
Notes receivable	3,368	(3,368	)(2)	-
Accounts receivable, net	37,275	(36,251	)(2)	1,024
Dividend receivable	-	41,803	(2)(3)	41,803
Inventories	4,164	(3,747	)(2)	417
Prepaid expenses and other current assets	3,944	(2,751	)(2)(4)	1,193
Total current assets	124,824	19,478		144,302
Property and equipment, net	753	(206	)(2)(4)	547
Intangible assets, net	304	-	(2)	304
Goodwill	1,309	-	(2)	1,309
Equity method investments	2,601	(2,601	)(2)	-
Deferred income tax assets	3,208	(2,978	)(2)(4)	230
Total assets	$132,999	$13,693		$146,692

TOTAL LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	1,709	(1,169	)(2)	540
Accrued expenses and other current liabilities	9,081	(5,884	)(2)(4)(5)	3,197
Dividend payable	12,038	-	(2)(3)	12,038
Deferred revenue	3,673	(2,242	)(2)	1,431
Income tax payable	4,495	(4,495	)(2)	-
Government subsidies-current	797	(780	)(2)	17
Total current liabilities	31,793	(14,570)		17,223
Government subsidies-non-current	2,550	(1,760	)(2)	790
Deferred income tax liabilities	1,274	(1,198	)(2)(6)	76
Total Liabilities	35,617	(17,528)		18,089

Equity:
China Digital TV Holding Co., Ltd shareholders’ equity:
Ordinary shares	30	-		30
Additional paid-in capital	41,490	-		41,490
Statutory reserve	18,361	-		18,361
Retained earnings	10,953	35,605	(7)	46,558
Accumulated other comprehensive income	19,209	1,184	(8)	20,393
Total China Digital TV Holding Co., Ltd shareholders’ equity	90,043	36,789		126,832
Noncontrolling interest	7,339	(5,568	)(9)	1,771
Total equity	97,382	31,221		128,603	(15)

TOTAL LIABILITIES AND EQUITY	$132,999	$13,693		$146,692

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CHINA DIGITAL TV HOLDING CO., LTD.

PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the six months ended June 30, 2016 (Unaudited)

(in thousands of U.S. dollars, except share and per share data)

Historical China Digital TV(11)	Sale of Super TV(14)	Pro Forma China Digital TV
Revenues:
Products	$19,790	$(19,694	)(4)	$96
Services	3,879	(1,519)	2,360
Total revenues	23,669	(21,213)	2,456	(15)
Business and related taxes	(237)	231	(6)
Net revenues	23,432	(20,982)	2,450

Cost of revenues:
Products	4,477	(4,399	)(4)	78
Services	2,293	(1,659)	634
Total cost of revenues	6,770	(6,058)	712
Gross profit	16,662	(14,924)	1,738

Operating expenses:
Research and development	7,553	(4,593)	2,960
Selling and marketing	5,711	(4,421)	1,290
General and administrative	6,088	(4,152	)(4)	1,936
Total operating expenses	19,352	(13,166)	6,186

(Loss)/income from operations	(2,690)	(1,758)	(4,448)

Interest income	632	(620)	12
Gain from disposal of an equity method investment	95	-	95
Other income, net	691	2,345	(4)	3,036
(Loss)/income before income tax expenses	(1,272)	(33)	(1,305)
Income tax (benefits)/expenses	(583)	599	(4)(6)	16
Net (loss)/income before share of income on equity method investments	(689)	(632)	(1,321)
Share of income on equity method investments, net of nil income taxes	40	(40)	-
Net (loss)/income	(649)	(672)	(1,321)
Less: Net (loss)/income attributable to noncontrolling interest	(189)	(101	)(9)	(290)
Net (loss)/income attributable to China Digital TV Holding Co., Ltd	$(460)	$(571)	$(1,031)

Net loss per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd:
Basic	$(0.01)	$(0.02)
Diluted	$(0.01)	$(0.02)

Weighted average shares used in calculating net loss per ordinary share:
Basic	60,183,853	60,183,853
Diluted	60,183,853	60,183,853

50

CHINA DIGITAL TV HOLDING CO., LTD.

PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the six months ended June 30, 2015 (Unaudited)

(in thousands of U.S. dollars, except share and per share data)

	Historical China Digital TV(11)	Sale of Super TV (14)		Pro Forma China Digital TV
Revenues:
Products	$22,549	$(22,284	)(4)	$265
Services	2,347	(2,072)		275
Total revenues	24,896	(24,356)		540
Business and related taxes	(429)	429		-
Net revenues	24,467	(23,927)		540

Cost of revenues:
Products	4,151	(3,926	)(4)	225
Services	2,020	(1,771)		249
Total cost of revenues	6,171	(5,697)		474
Gross profit	18,296	(18,230)		66

Operating expenses:
Research and development	7,709	(3,105	)(4)	4,604
Selling and marketing	6,064	(3,700)		2,364
General and administrative	4,062	(2,200)		1,862
Total operating expenses	17,835	(9,005)		8,830

Income/(loss) from operations	461	(9,225)		(8,764)

Interest income	533	(445)		88
Other income, net	550	(547)		3
Income/(loss) before income tax expenses	1,544	(10,217)		(8,673)
Income tax expenses	2,346	(2,207	)(6)	139
Net (loss)/income before share of loss on equity method investments	(802)	(8,010)		(8,812)
Share of loss on equity method investments, net of nil income taxes	(60)	60		-
Net (loss)/income	(862)	(7,950)		(8,812)
Less: Net loss attributable to noncontrolling interest	(568)	-		(568)
Net (loss)/income attributable to China Digital TV Holding Co., Ltd	$(294)	$(7,950)		$(8,244)

Net loss per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd:
Basic	$(0.005)			$(0.14)
Diluted	$(0.005)			$(0.14)

Weighted average shares used in calculating net loss per ordinary share:
Basic	59,786,750			59,786,750
Diluted	59,786,750			59,786,750

51

CHINA DIGITAL TV HOLDING CO., LTD.

PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the year ended December 31, 2015 (Unaudited)

(in thousands of U.S. dollars, except share and per share data)

	Historical China Digital TV(12)	Sale of Super TV (14)		Pro Forma China Digital TV
Revenues:
Products	$46,398	$(46,013	)(4)	$385
Services	7,304	(5,297	)(4)	2,007
Total revenues	53,702	(51,310)		2,392
Business and related taxes	(838)	842		4
Net revenues	52,864	(50,468)		2,396

Cost of revenues:
Products	9,123	(8,774	)(4)	349
Services	6,024	(4,993	)(4)	1,031
Total cost of revenues	15,147	(13,767)		1,380
Gross profit	37,717	(36,701)		1,016

Operating expenses:
Research and development	15,304	(6,506	)(4)	8,798
Selling and marketing	11,627	(7,513)		4,114
General and administrative	8,653	(5,433)		3,220
Total operating expenses	35,584	(19,452)		16,132

Income/(loss) from operations	2,133	(17,249)		(15,116)

Interest income	1,126	(1,022)		104
Gain from deemed disposal of an equity method investment	184	(184)		-
Other income, net	1,810	(1,456)		354
Income/(loss) before income tax expenses	5,253	(19,911)		(14,658)
Income tax expenses	4,578	(4,314	)(6)	264
Net income/(loss) before share of (loss)/income on equity method investments	675	(15,597)		(14,922)
Share of (loss)/income on equity method investments, net of nil income taxes	(47)	(54)		(101)
Net income/(loss)	628	(15,651)		(15,023)
Less: Net loss attributable to noncontrolling interest	(900)	-		(900)
Net income/(loss) attributable to China Digital TV Holding Co., Ltd	$1,528	$(15,651)		$(14,123)

Net income/(loss) per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd:
Basic	$0.03			$(0.24)
Diluted	$0.02			$(0.24)

Weighted average shares used in calculating net income/(loss) per ordinary share:
Basic	59,968,346			59,968,346
Diluted	62,133,669			59,968,346

52

CHINA DIGITAL TV HOLDING CO., LTD.

PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the year ended December 31, 2014 (Unaudited)

(in thousands of U.S. dollars, except share and per share data)

	Historical China Digital TV(12)	Sale of Super TV(13)(14)		Pro Forma China Digital TV
Revenues:
Products	$73,520	$(72,182	)(4)	$1,338
Services	9,423	(8,363	)(4)	1,060
Total revenues	82,943	(80,545)		2,398
Business and related taxes	(1,410)	1,416		6
Net revenues	81,533	(79,129)		2,404

Cost of revenues:
Products	13,845	(12,244	)(4)	1,601
Services	4,384	(3,682	)(4)	702
Total cost of revenues	18,229	(15,926)		2,303
Gross Profit	63,304	(63,203)		101

Operating expenses:
Research and development	17,276	(10,268	)(4)	7,008
Selling and marketing	13,877	(10,179	)(4)	3,698
General and administrative	10,935	(4,680)		6,255
Total operating expenses	42,088	(25,127)		16,961

Income/(loss) from operations	21,216	(38,076)		(16,860)

Interest income	1,312	(1,107)		205
Other income/(expenses), net	3,069	(3,119)		(50)
Income/(loss) before income tax expenses	25,597	(42,302)		(16,705)
Income tax expenses	6,373	(6,279	)(6)	94
Net income/(loss) before share of (loss)/income on equity method investments	19,224	(36,023)		(16,799)
Share of (loss)/income on equity method investments, net of nil income taxes	(59)	224		165
Net income/(loss)	19,165	(35,799)		(16,634)
Less: Net loss attributable to noncontrolling interest	(1,725)	-		(1,725)
Net income/(loss) attributable to China Digital TV Holding Co., Ltd	$20,890	$(35,799)		$(14,909)

Net income/(loss) per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd:
Basic	$0.35			$(0.25)
Diluted	$0.34			$(0.25)

Weighted average shares used in calculating net income/(loss) per ordinary share:
Basic	59,369,708			59,369,708
Diluted	61,716,779			59,369,708

53

CHINA DIGITAL TV HOLDING CO., LTD.

PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the year ended December 31, 2013 (Unaudited)

(in thousands of U.S. dollars, except share and per share data)

	Historical China Digital TV(12)	Sale of Super TV(13)(14)		Pro Forma China Digital TV
Revenues:
Products	$82,926	$(81,539)		$1,387
Services	5,521	(5,057)		464
Total revenues	88,447	(86,596)		1,851
Business and related taxes	(1,283)	1,259		(24)
Net revenues	87,164	(85,337)		1,827

Cost of revenues:
Products	17,009	(16,037)		972
Services	4,652	(4,087)		565
Total cost of revenues	21,661	(20,124)		1,537
Gross profit	65,503	(65,213)		290

Operating expenses:
Research and development	19,251	(16,085)		3,166
Selling and marketing	14,957	(12,420)		2,537
General and administrative	9,959	(7,271)		2,688
Total operating expenses	44,167	(35,776)		8,391

Income/(loss) from operations	21,336	(29,437)		(8,101)

Interest income	1,901	(1,675)		226
Other income, net	534	(506)		28
Income/(loss) before income tax expenses	23,771	(31,618)		(7,847)
Income tax expenses	727	(465	)(6)	262
Net income/(loss) before share of loss on equity method investments	23,044	(31,153)		(8,109)
Share of loss on equity method investments, net of nil income taxes	(468)	468		-
Net income/(loss)	22,576	(30,685)		(8,109)
Less: Net loss attributable to noncontrolling interest	(1,832)	-		(1,832)
Net income/(loss) attributable to China Digital TV Holding Co., Ltd	$24,408	$(30,685)		$(6,277)

Net income/(loss) per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd:
Basic	$0.41			$(0.11)
Diluted	$0.41			$(0.11)

Weighted average shares used in calculating net income/(loss) per ordinary share:
Basic	59,111,594			59,111,594
Diluted	59,176,457			59,111,594

54

CHINA DIGITAL TV HOLDING CO., LTD.

Notes to the Pro Forma Condensed Consolidated Financial Statements

(Unaudited)

(1)	To record the cash proceeds of RMB610,000,000 with the exchange rate of RMB6.6459: USD1.00 as of June 30, 2016 and the income tax paid on the difference between the proceeds and the book value of the capital invested to Super TV.

	In thousands of RMB	In thousands of USD
Cash proceeds	610,000	91,786
Book value of the capital invested	(87,830)	(13,216)
Taxable income from the sale of Super TV		78,570
Withholding income tax rate		10%
Income tax payable		7,857
Cash proceeds, net of withholding income tax		83,929

(2)	Represents adjustments to eliminate assets and liabilities of Super TV.

(3)	To record the dividends declared by Super TV but not paid to the parent company as of June 30, 2016, net of withholding income tax with the tax rate of 10%.

(4)	To adjust the intercompany balances, transactions and related income tax effect between Super TV and other subsidiaries of China Digital TV.

(5)	To record the accrued estimated transaction expenses.

(6)	To reflect the realization of the accrued deferred tax liability related to withholding tax on the undistributed earnings of Super TV recorded by the parent company of Super TV for the past periods.

(7)	To record the gain on sale of the equity of Super TV.

The reconciliation of net gain is as follows:

In thousands of USD
Proceeds received	91,786
Net assets sold	(50,621)
Accrued estimated transaction expenses	(1,080)
Realization of the accrued deferred tax liability	1,198
Income tax payable on the gain from disposal of Super TV	(7,857)
Realization of profit from internal transactions between Super TV and other subsidiaries of China Digital TV	2,179

Net gain	35,605

(8)	To record the effect of exchange rate changes on the intercompany balances between Super TV and the subsidiaries of China Digital TV registered outside the PRC.

(9)	Represents adjustments to eliminate the noncontrolling interest of Super TV which is not attributable to China Digital TV.

(10)	Represents the condensed consolidated balance sheet included in the Company's quarterly results furnished on Form 6-K for the three months ended June 30, 2016.

55

(11)	Represents the condensed consolidated statements of operations included in the Company's quarterly results furnished on Form 6-K for the three months ended June 30, 2016 and 2015, as applicable.

(12)	Represents the consolidated statements of operations included in the Company's Annual Report on Form 20-F for the years ended December 31, 2015, 2014 and 2013, as applicable.

(13)	Please note that the assets, liabilities and results of operations of Super TV’s and N-S Digital TV’s subsidiaries not disposed along with Super TV are not eliminated.

(14)	Represents adjustments to eliminate the results of operations of Super TV that the Company believes are directly attributable to the sale and are factually supportable and will not continue after sale.

(15)	Please note the equity and revenues of Dagong Technology represent 3% and 5% of the total equity and revenues, respectively, after sale of Super TV.

56

UNAUDITED FINANCIAL STATEMENTS OF BEIJING SUPER TV CO., LTD.

The following sets forth the unaudited condensed consolidated balance sheet as of June 30, 2016 and the unaudited condensed consolidated statement of operations and the unaudited condensed consolidated statement of cash flows for the six months ended June 30, 2016 and 2015 and the years ended December 31, 2015, 2014 and 2013 for Super TV (the financial statements of Super TV’s and N-S Digital TV’s subsidiaries not disposed along with Super TV are not consolidated). The statements are derived from, and should be read in conjunction with, China Digital TV’s historical financial statements and notes thereto, as presented in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on April 22, 2016, and our quarterly results furnished on Form 6-K for the three months ended June 30, 2016, filed with the SEC on August 16, 2016, and for the three months ended March 31, 2016, filed with the SEC on May 17, 2016.

57

BEIJING SUPER TV CO., LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

As of June 30, 2016 (Unaudited)

(in thousands of U.S. dollars)

ASSETS
Current assets:
Cash and cash equivalents	$60,127
Restricted cash	10
Notes receivable	3,368
Accounts receivable, net	36,251
Inventories	3,747
Prepaid expenses and other current assets	2,166
Total current assets	105,669
Property and equipment, net	3,085
Equity method investments	2,601
Deferred income tax assets	2,984
Total assets	$114,339

TOTAL LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	1,169
Accrued expenses and other current liabilities	7,075
Deferred revenue	2,242
Dividend payable	40,627
Income tax payable	4,495
Government subsidies-current	780
Total current liabilities	56,388
Government subsidies-non-current	1,760
Total Liabilities	58,148

Equity
Paid-in capital	5,550
Additional paid-in capital	8,451
Statutory reserve	18,274
Retained earnings	9,214
Accumulated other comprehensive income	14,702
Total equity	56,191

TOTAL LIABILITIES AND EQUITY	$114,339

58

BEIJING SUPER TV CO., LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(in thousands of U.S. dollars)

	Six Months Ended June 30,
	2016	2015

Revenues:
Products	$19,695	$22,388
Services	1,519	2,072
Total revenues	21,214	24,460
Business and related taxes	(231)	(429)
Net revenues	20,983	24,031

Cost of revenues:
Products	4,407	4,034
Services	1,659	1,771
Total cost of revenues	6,066	5,805
Gross profit	14,917	18,226

Operating expenses:
Research and development	4,593	3,104
Selling and marketing	4,421	3,700
General and administrative	4,248	2,200
Total operating expenses	13,262	9,004

Income from operations	1,655	9,222

Interest income	620	445
Other income, net	539	547
Income before income tax expenses	2,814	10,214
Income tax (benefits)/expenses	(421)	1,210
Net income before share of income/(loss) on equity method investments	3,235	9,004
Share of income/(loss) on equity method investments, net of nil income taxes	40	(60)
Net income	$3,275	$8,944

59

BEIJING SUPER TV CO., LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(in thousands of U.S. dollars)

	Year Ended December 31,
	2015	2014	2013

Revenues:
Products	$46,366	$72,558	$81,539
Services	5,790	8,965	5,057
Total revenues	52,156	81,523	86,596
Business and related taxes	(842)	(1,416)	(1,259)
Net revenues	51,314	80,107	85,337

Cost of revenues:
Products	8,943	12,617	16,037
Services	4,997	3,797	4,087
Total cost of revenues	13,940	16,414	20,124
Gross profit	37,374	63,693	65,213

Operating expenses:
Research and development	6,980	10,755	16,085
Selling and marketing	7,513	10,181	12,420
General and administrative	5,433	4,680	7,271
Total operating expenses	19,926	25,616	35,776

Income from operations	17,448	38,077	29,437

Interest income	1,022	1,107	1,675
Gain from deemed disposal of an equity method investment	184	-	-
Other income, net	1,456	3,119	506
Income before income tax expenses	20,110	42,303	31,618
Income tax expenses/(benefits)	2,707	2,917	(2,945)
Net income before share of income/(loss) on equity method investments	17,403	39,386	34,563
Share of income/(loss) on equity method investments, net of nil income taxes	54	(224)	(468)
Net income	$17,457	$39,162	$34,095

60

BEIJING SUPER TV CO., LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of U.S. dollars)

	Six Months Ended June 30,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,275	$8,944
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	215	135
Share-based compensation	3,985	-
Allowance for doubtful accounts	724	756
Write-down of inventory	(104)	10
Warranty accrual	17	16
Share of (income)/loss on equity method investments	(40)	60
Changes in assets and liabilities:
Accounts receivable and notes receivable	1,863	5,772
Inventories	641	(734)
Prepaid expenses and other current assets	2,131	2,093
Accounts payable	26	(142)
Income tax payable	(2,400)	(393)
Accrued expenses and other current liabilities	(1,845)	(3,582)
Deferred revenue	(333)	1,076
Government subsidies	(397)	(161)
Deferred income taxes	266	(60)
Other assets	-	(265)
Net cash provided by operating activities	8,024	13,525

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,899)	(11)
Proceeds from disposal of property and equipment	-	2,845
Net cash (used in)/provided by investing activities	(2,899)	2,834

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash dividend paid to shareholders	-	(17,365)
Capital contribution from noncontrolling shareholders	5,049	-
Net cash provided by/(used in) financing activities	5,049	(17,365)

Effect of exchange rate changes	(1,473)	(2)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	8,701	(1,008)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	51,426	45,432

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$60,127	$44,424

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income tax paid	1,740	2,040
Withholding tax paid	-	1,736
	$1,740	$3,776

61

BEIJING SUPER TV CO., LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of U.S. dollars)

	Year Ended December 31,
	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$17,457	$39,162	$34,095
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	273	715	658
Allowance for doubtful accounts	2,759	816	1,419
Write-down of inventory	819	250	2,104
Warranty accrual	50	65	72
Gain from deemed disposal of an equity method investment	(184)	-	-
Gain from disposal of property and equipment	-	(207)	-
Share of (income)/loss on equity method investments	(54)	224	468
Changes in assets and liabilities:
Accounts receivable and notes receivable	5,121	(4,835)	(9,168)
Inventories	(751)	(536)	(1,841)
Prepaid expenses and other current assets	459	2,558	6,653
Accounts payable	(358)	(1,208)	1,529
Income tax payable	765	766	(1,379)
Accrued expenses and other current liabilities	(2,060)	(17,155)	18,069
Deferred revenue	(682)	(2,060)	(655)
Government subsidies	(790)	(1,112)	1,535
Deferred income taxes	(436)	234	(1,106)
Other assets	176	(194)	(2,018)
Net cash provided by operating activities	22,564	17,483	50,435

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(227)	(2,518)	(339)
Cash outflow for investment of subsidiaries	-	(5,410)	-
Proceeds from disposal of subsidiaries and equity method investment	-	29,687	-
Proceeds from disposal of property and equipment	2,816	-	-
Proceeds from dissolution of equity method investment	-	-	355
Restricted cash		539	(576)
Net cash provided by/(used in) investing activities	2,589	22,298	(560)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash dividend paid to shareholders	(17,190)	(61,077)	(80,512)
Net cash used in financing activities	(17,190)	(61,077)	(80,512)

Effect of exchange rate changes	(1,969)	(1,242)	(442)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	5,994	(22,538)	(31,079)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	45,432	67,970	99,049

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$51,426	$45,432	$67,970

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income tax paid	2,459	1,758	662
Withholding tax paid	1,719	6,108	-
	$4,178	$7,866	$662

62

SELECTED FINANCIAL DATA OF CHINA DIGITAL TV HOLDING CO., LTD.

The selected financial data in the table below summarizes certain of our financial data for the five years ended December 31, 2015.

The selected financial data is only a summary, and should be read in conjunction with the consolidated financial statements and the related notes contained in our Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 22, 2016 and incorporated herein by reference thereto. Our audited historical consolidated financial statements have been prepared and presented in accordance with U.S. GAAP.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	As of, or for the Years Ended, December 31,
	2011	2012	2013	2014	2015
	(in thousands of U.S. dollars, except share and per share data)
Consolidated Statements of Operations Data:
Revenues
Products	$95,162	$85,319	$82,926	$73,520	$46,398
Services	5,378	4,925	5,521	9,423	7,304
Total revenues	100,540	90,244	88,447	82,943	53,702
Business and related taxes	(1,445)	(1,501)	(1,283)	(1,410)	(838)
Net revenues	99,095	88,743	87,164	81,533	52,864
Cost of revenues
Products	16,100	16,880	17,009	13,845	9,123
Services	3,027	3,952	4,652	4,384	6,024
Total cost of revenues	19,127	20,832	21,661	18,229	15,147
Gross profit	79,968	67,911	65,503	63,304	37,717
Total operating expenses	35,240	40,452	44,167	42,088	35,584
Income from operations	44,728	27,459	21,336	21,216	2,133
Interest income	6,810	6,318	1,901	1,312	1,126
Interest expense	(1,452)	(739)	-	-	-
Gain/(loss) from forward contracts	404	(690)	-	-	-
Impairment loss on long-term investments	-	(4,487)	-	-	-
Gain from deemed disposal of an equity method investment	-		-	-	184
Other income, net	594	549	534	3,069	1,810
Income before income tax expenses	51,084	28,410	23,771	25,597	5,253
Income tax expenses	9,762	22,232	727	6,373	4,578
Net income before share of loss on equity method investments	41,322	6,178	23,044	19,224	675
Share of loss on equity method investments, net of nil income taxes	(1,052)	(640)	(468)	(59)	(47)
Net income	40,270	5,538	22,576	19,165	628
Less: Net loss attributable to noncontrolling interest	(730)	(1,389)	(1,832)	(1,725)	(900)
Net income attributable to China Digital TV Holding Co., Ltd	$41,000	$6,927	$24,408	$20,890	$1,528
Earnings per share data:
Net income per ordinary share—basic	$0.70	$0.12	$0.41	$0.35	$0.03
Net income per ordinary share—diluted	$0.69	$0.12	$0.41	$0.34	$0.02
Weighted average shares used in calculating basic net income per share	58,934,912	59,011,396	59,111,594	59,369,708	59,968,346
Weighted average shares used in calculating diluted net income per share	59,075,466	59,092,804	59,176,457	61,716,779	62,133,669
Consolidated Balance Sheet Data:
Cash and cash equivalents	$201,557	$130,697	$79,085	$62,042	$70,138
Total assets	321,338	193,565	148,806	139,111	130,750
Total liabilities	111,016	110,402 *	37,834	37,084	28,944
Total China Digital TV Holding Co., Ltd. shareholders’ equity	206,442	80,458 *	110,036	101,462	101,480
Noncontrolling interest	3,880	2,705	936	565	326
Total liabilities and equity	$321,338	$193,565	$148,806	$139,111	$130,750

*	The amount reflects an adjustment to dividend payable included in total liabilities and additional paid-in capital included in equity, respectively, in the amount of US$971,377 to the amount reported in our unaudited financial results for the three months and full year ended December 31, 2012 announced on February 26, 2013 to rectify an error.

63

The selected financial data in the table below summarizes certain of our financial data for the six months ended June 30, 2016 and 2015.

The selected financial data is only a summary, and should be read in conjunction with our unaudited condensed financial statements as of, and for the six months ended, June 30, 2016 and 2015, which are prepared in accordance with U.S. GAAP and set forth in Annex D to this proxy statement.

CHINA DIGITAL TV HOLDING CO., LTD.
SELECTED FINANCIAL DATA
(Unaudited)

	As of, or for the Six Months Ended, June 30,
	2016	2015
	(In thousands of U.S. dollars, except share and per share data )
Consolidated Statements of Operation Data:
Revenues
Products	$19,790	$22,549
Services	3,879	2,347
Total revenues	23,669	24,896
Business and related taxes	(237)	(429)
Net revenues	23,432	24,467
Cost of revenues
Products	4,477	4,151
Services	2,293	2,020
Total cost of revenues	6,770	6,171
Gross profit	16,662	18,296
Total operating expenses	19,352	17,835
(Loss)/income from operations	(2,690)	461
Interest income	632	533
Gain from disposal of an equity method investment	95	-
Other income, net	691	550
(Loss)/income before income tax expenses	(1,272)	1,544
Income tax (benefits)/expenses	(583)	2,346
Net loss before share of income on equity method investments	(689)	(802)
Share of income/(loss) on equity method investments, net of nil income taxes	40	(60)
Net loss	(649)	(862)
Less: Net loss attributable to noncontrolling interest	(189)	(568)
Net loss attributable to China Digital TV Holding Co., Ltd	$(460)	$(294)
Earnings per share data:
Net income per ordinary share-basic	$(0.01)	$(0.005)
Net income per ordinary share-diluted	$(0.01)	$(0.005)
Weighted average shares used in calculating basic net income per share	60,183,853	59,786,750
Weighted average shares used in calculating diluted net income per share	60,183,853	59,786,750
Consolidated Balance Sheet Data:
Cash and cash equivalents	$76,040	$68,397
Total assets	132,999	134,771
Total liabilities	35,617	30,399
Total China Digital TV Holding Co., Ltd Shareholders’ equity	90,043	103,641
Noncontrolling interest	7,339	731
Total liabilities and equity	$132,999	$134,771

64

All shareholders are urged to complete, sign and return the accompanying proxy card in the enclosed postage-paid envelope.

By Order of the Board of Directors,

/s/ Zengxiang Lu
Member of the Board of Directors

Beijing, China
November 28, 2016

65

Annex A

ENGLISH TRANSLATION

DATED NOVEMBER 7, 2016

Golden Benefit Technology Limited

Changxing Bao Li Rui Xin Technology Co., Ltd.

AND

Beijing Super TV Co., Ltd.

EQUITY TRANSFER AGREEMENT

IN

Beijing Super TV Co., Ltd.

THIS EQUITY TRANSFER AGREEMENT (“this Agreement”) is made on November 7, 2016

BETWEEN:

(1)	Golden Benefit Technology Limited, a company duly organised and validly existing under the laws of Hong Kong, with registered address at Room 1501 (112), 15/F, SPA Centre, 53-55 Lockhart Road, Wanchai, Hong Kong (“Transferor”);

(2)	Changxing Bao Li Rui Xin Technology Co., Ltd., a company duly organised and validly existing under the laws of PRC, with registered address at Room 1460, 14/F, Tower A, Changxing Word Trade Mansion, 1278 Mingzhu Road, Changxing Economic Development Zone, Huzhou, Zhejiang (“Transferee”); and

(3)	Beijing Super TV Co., Ltd., a company duly organised and validly existing under the laws of PRC, with registered address at Room 406, Jingmeng High-Tech Building B, 4th Floor, No. 5-2 Shangdi East Road, Haidian District, Beijing (“Company”).

PRELIMINARY STATEMENT

(A)	The Company is a Sino-foreign equity joint venture established on May 31, 2004.

(B)	The registered capital of the Company is US$5,550,000, and the Transferor owns 90.09% of the equity interest in the Company.

(C)	The Transferor wishes to transfer to the Transferee, and the Transferee wishes to acquire from the Transferor, the entire 90.09% equity interest held by the Transferor in the Company together with all rights and obligations accruing or attached thereto pursuant to the terms and conditions of this Agreement.

(D)	The Transferee has procured its Affiliate to pay RMB60,000,000 (the “Deposit”), to an account designated in the payment instruction in the form attached hereto as Exhibit A (the “Payment Instruction”) issued by the Transferor to the Transferee.

NOW THE PARTIES AGREE as follows:

1.	definitions

1.1	Unless expressly provided otherwise or the context otherwise requires, the following words and expressions shall have the meanings set out below:

“Affiliate” means any company which, through ownership of voting stock or otherwise, directly or indirectly, is controlled by, under common control with, or in control of a Party. “Control” means the direct or indirect power to elect a majority of directors or to direct the management of a company by reason of ownership of 50% or more equity in such company or by means of contract or otherwise.

“MOFCOM” means the Ministry of Commerce of the PRC or its relevant local body which has the authority on foreign investment filing process and which originally approved the establishment of the Company.

“Business Day” means any day except Saturday, Sunday and legal public holidays in PRC, Hong Kong, Cayman Islands or United States of America.

“Closing” means the completion of the Transfer on the Closing Date.

“Party” shall mean any of the Transferor, the Transferee and the Company, and “Parties” shall mean all of them together.

“PRC” means the People’s Republic of China, and for the purpose of this Agreement, does not include Hong Kong Special Administrative Region, Macao Special Administrative Region, or Taiwan area.

“SAIC” means the State Administration for Industry and Commerce or its relevant local body with which the Company has been registered.

“Tax” means any form of taxation, withholding, levy, duty, charge, contribution, including without limitation any impost of whatever nature (including any fine, penalty, surcharge or interest in relation thereto) imposed by a local, municipal, provincial, governmental, state, federal or other fiscal, revenue, customs or excise authority, body or official or other body or authority in the PRC or elsewhere.

“Transfer” means the transfer of the Transferred Interest in accordance with the provisions of this Agreement.

“Transferred Interest” means the 90.09% equity interest in the Company held by the Transferor (amounting to US$5,000,000 as the registered capital of the Company), together with all rights and obligations accruing or attached thereto.

“US Dollar” or “US$” means the lawful currency of the United States of America.

“Special Committee” means the special committee designated by the Listco.

“Listco” means China Digital TV Holding Co., Ltd..

“Renminbi” or “RMB” means the lawful currency of the PRC.

1.2	Unless otherwise specified herein, references to Articles or Schedules/Appendices are to Articles and Schedules/Appendices of this Agreement.

2.	Transfer of equity interest

2.1	Subject to the terms and conditions of this Agreement, the Transferor shall transfer to the Transferee, and the Transferee shall acquire from the Transferor, the Transferred Interest which shall be free from all claims, charges or rights of any third party as at the date of this Agreement and the Closing Date.

3.	PURCHASE price and payment

3.1	In consideration of the Transfer, the Transferee shall pay to the Transferor Renminbi Six Hundred and Ten Million (RMB610,000,000) in cash (“Purchase Price”) in accordance with this Agreement.

3.2	Subject to Section 10.2, within five (5) Business Days after the issuance of a closing notice by the Transferor pursuant to Article 5.2, the Transferee shall pay the Purchase Price deducting the Deposit and the Tax withheld by the Transferee pursuant to Article 10.2 to a bank account designated by the Transferor. The Transferor shall return the Deposit within five (5) Business Days after the Transferor receives the above instalment of the Purchase Price to a co-managed bank account jointly opened by the Transferee and the Transferor. No disbursement shall be made from such account unless used for paying to the Transferor as part of the Purchase Price. Within five (5) Business Days after the co-managed account receives the Deposit returned by the Transferor, the Deposit retained in the co-managed account shall be paid to the Transferor as the remaining Purchase Price, in an amount equal to Renminbi Sixty Million (RMB60,000,000).

If the receipt of the Purchase Price cannot be confirmed by the Transferor within ten (10) Business Days following the delivery of the closing notice due to any reason attributable to the Transferee, the Transferor shall be entitled to (i) terminate this Agreement with immediate effect and retain the Deposit as contractual penalty, or (ii) require the Transferee to continue to perform its obligations under this Agreement, and charge a late fee of 0.1% of any overdue payment per day. If the receipt of the Purchase Price cannot be confirmed by the Transferor within ten (10) Business Days following the delivery of the closing notice due to any reason not attributable to the Transferee or the Transferor, the Transferor shall be entitled to (i) terminate this Agreement with immediate effect and return the Deposit, or (ii) require the Transferee to continue to perform its obligations under this Agreement, and charge a late fee of 0.1% of any overdue payment per day.

4.	CONDITIONS PRECEDENT TO ClOSING

The obligations of the Transferor to sell the Transferred Interest to the Transferee, unless otherwise waived in writing by the Transferor, is subject to the fulfilment of the following conditions:

4.1	the board of directors and shareholders of the Company shall have passed resolutions approving the Transfer, this Agreement and other ancillary agreements or documents related to this Agreement;

4.2	the Transferor shall have obtained approvals from its board of directors and the shareholders’ meeting of the Listco;

4.3	the Special Committee shall have not accepted any offer in respect of the purchase or transfer of the Transferred Interest from any third-party (“New Offer”) before shareholders’ meeting of the Listco approves the Transfer;

4.4	other shareholders of the Company shall have waived the right of first refusal with respect to the Transferred Interest in writing;

4.5	all representations and warranties given by the Transferee herein shall remain in all material respects accurate as of the Closing Date, unless such breach will not interfere with the ability of the Transferee to proceed with the Closing and pay the Purchase Price or otherwise delay the Closing and payment; and

4.6	the Transferee shall not be in violation of any of its obligations and covenants under this Agreement, unless such breach will not interfere with the ability of the Transferee to proceed with the Closing and pay the Purchase Price or otherwise delay the Closing and payment.

5.	CLOSING

5.1	Closing shall take place in Beijing, PRC on the next Business Day following (i) the satisfaction or waiver of the conditions set out in Article 4 as evidenced by a closing notice issued by the Transferor pursuant to Articles 5.2 below and (ii) the receipt of the fully payment of the Purchase Price confirmed by the Transferor, or at such other place or on such other date as may be agreed in writing between the Parties (“Closing Date”).

5.2	Upon the satisfaction or waiver of the conditions set out in Article 4, the Transferor shall deliver a closing notice signed by an authorized representative of the Transferor to the Transferee, declaring the satisfaction or waiver by the Transferor of the conditions set out in Article 4.

5.3	Within three (3) months after the Closing, the Company shall (i) report for filing to, and register the Transfer and this Agreement with, MOFCOM and SAIC, and obtain a new business license of the Company; and (ii) take all necessary steps to register or file the Transfer with various government authorities as may be required by the laws of the PRC. Both the Transferor and the Transferee shall offer any assistance, cooperation reasonably required to fulfill and complete those registrations or filings.

5.4	Gains and losses accrued during the period from execution date of this Agreement to the Closing Date (the “Interim Period”) shall be borne by the Transferee and other shareholders of the Company in proportion to their equity interest percentages following the Transfer. Since the Closing Date, the Transferee shall have all shareholder’s rights in respect of the Transferred Interest and assume the shareholder’s obligations accordingly, and the Transferor shall not be held liable for the Transferred Interest or the Company.

6.	REPRESENTATIONS AND Warranties

6.1	Each of the Transferor and the Transferee makes representations and warranties applicable to them as set forth in Schedule 1.

6.2	Each Party confirms that their respective representations and warranties as set forth in Schedule 1 are accurate in all material respects on the date of the execution of this Agreement and the Closing Date, unless such breach will not interfere with the ability of the Transferee to proceed with the Closing and pay the Purchase Price or otherwise delay the Closing and payment.

7.	COVENANTS

7.1	During the Interim Period, the Company shall take all necessary actions to maintain the existence and good standing of the Company, and continue to operate the business in ordinary course.

7.2	The Transferee further covenants that it shall, and shall procure its shareholders or controlling persons to comply with the commitment letter in the form attached hereto as Exhibit B and undertake the obligations thereunder, and take all actions to cooperate with the Transferor to file the Transfer with the U.S. Securities and Exchange Commission, including providing information, and documents and materials duly executed as required by the Transferor in a timely manner.

8.	INDEMNIFICATION FOR BREACH OF CONTRACT

8.1	Unless otherwise provided in this Agreement, each Party (each, an “Indemnitor”) agrees to indemnify any other Party and each of its Affiliates, successors and assigns (“Indemnitee”) from and against any and all damages, losses and expenses (including, without limitation, legal fees and expenses and the costs of investigating any claims, but excluding any consequential or indirect damages, lost profits, frustrated expenses, internal administration and overhead costs) (“Losses”) that the Indemnitee may incur or sustain from the Indemnitor’s breach of any of its representations, warranties or covenants in this Agreement. For the avoidance of doubt, the Transferor is only obligated to indemnify the Indemnitee from and against the Losses arising from the Transferor’s breach of the representations, warranties and covenants given under Section 1 in Schedule 1, Article 3.2 (with respect to return of the Deposit), Article 9 and Article 10.1.

8.2	Unless otherwise provided under the relevant PRC laws, the indemnification liabilities undertaken by each Indemnitor under this Article 8 shall expire, with respect to a Loss, two years from the date upon which the Indemnitee has become aware or should have become aware of such Loss; provide however that for the Transferor, in any event, after the Closing, no liability will arise and no indemnification shall be made in respect of the Transfer or under this Agreement.

8.3	In any event, the total liability applied to the Transferor with respect to the Transfer and other obligations under this Agreement shall not exceed 10% of the Purchase Price that is actually paid by the Transferee.

8.4	For clarification purposes, the Parties agree that neither the Transferee nor any of its Affiliates (including the Company) or successors shall assert any claims against the Transferor or any of its Affiliate, or any of their respective directors and senior managements with respect to matters relating to the Company or its business and assets arising up to the Closing Date.

8.5	After execution of this Agreement, the Transferor and Special Committee are allowed to initiate and negotiate competing bids in respect of transfer of the Company’s equity interest with any third party before the shareholders’ meeting of the Listco approves the Transfer. In the event the Special Committee accepts the offer by a third party prior to the Closing, the Transferor shall terminate this Agreement immediately, and return the Deposit, the interest accrued thereon, plus a contractual penalty equal to 50% of the Deposit to the Transferee within ten (10) Business Days. If the Transferor fails to return the Deposit and the interest accrued thereon, and the contractual penalty within the foregoing period, a late fee of 0.1% of the aggregate amount of un-returned Deposit, the interest accrued and the outstanding portion of contractual penalty per day shall be charged.

8.6	The Transferor shall execute this Agreement no later than November 8, 2016, and the Listco shall convene board meeting with respect to the Transfer on or prior to November 8, 2016 and announce the voting results of the shareholders’ meeting to public on or prior to February 28, 2017. Otherwise, unless waived by the Transferee, the Transferee is entitled to terminate this Agreement with immediate effect without incurring any liabilities, except in cases where the foregoing procedures are not completed within the prescribed time limit due to any reason attributable to the Transferee and/or its Affiliates.

8.7	If this Agreement is terminated by the Transferee pursuant to Article 8.6, the Transferor shall return the Deposit and the interest accrued thereon to the Transferee within ten (10) Business Days. If the Transferor fails to return the Deposit and the interest accrued within the foregoing period, a late fee of 0.1% of the un-returned Deposit and the interest accrued per day shall be charged (the interest under Articles 8.5, 8.6 and 8.7 shall be calculated from November 3, 2016 at the current account deposit interest rate of China Merchants Bank of the same term).

8.8	The Transferor may terminate this Agreement without incurring any liabilities after February 28, 2017, if the conditions set out in Article 4 have not been satisfied or waived on or prior to such date. In addition, the Transferor may terminate this Agreement with immediate effect if the shareholders’ meeting of the Listco votes against the Transfer, without incurring any liabilities.

9.	CONFIDENTIAL INFORMATION

9.1	The terms of the confidentiality agreement entered into on September 8, 2016 (the “Confidentiality Agreement”) between Beijing Bao Ding Hui Jin Fund Management Co., Ltd. and China Digital TV Holding Co., Ltd. shall apply to this Agreement and any information exchanged between the Parties hereunder as if the Transferee were Beijing Bao Ding Hui Jin Fund Management Co., Ltd. under the Confidentiality Agreement. For clarification purposes, the contents of this Agreement, including without limitation the details of the Purchase Price, shall be deemed to be confidential information of the Parties and shall be so treated in accordance with the terms of the Confidentiality Agreement.

10.	COSTS AND TAX ARISING FROM THE TRANSFER

10.1	Unless otherwise provided hereunder, each Party shall pay its own costs relating to the negotiation, preparation, execution and performance by it, including the Closing, of this Agreement and of each document referred to in it.

10.2	Each Party shall be responsible for its own Tax liability arising from the Transfer. The Transferee is obligated to withhold Tax payable by the Transferor in the PRC, and is entitled to set-off the amount of such Tax from the Purchase Price payable to the Transferor, provided however that the Transferee shall provide the Transferor with the original copy of the document issued by competent PRC tax authority evidencing that the Transferor has paid such Tax in full. The Parties further agree that each Party shall be responsible for its own stamp duty payable in the PRC.

11.	GENERAL

11.1	A variation of or amendment to this Agreement is valid only if it is made in writing and signed by or on behalf of each Party.

11.2	The failure to exercise or delay in exercising a right or remedy provided by this Agreement or by law does not constitute a waiver of the right or remedy or a waiver of other rights or remedies. No single or partial exercise of a right or remedy provided by this Agreement or by law prevents further exercise of the right or remedy or the exercise of another right or remedy.

12.	ASSIGNMENT

None of the Parties may assign or transfer or purport to assign or transfer any of its rights or obligations under this Agreement, unless otherwise it has obtained the other Parties’ prior written consent.

13.	NOTICES

13.1	All notices or communications given under this Agreement by a Party to the other Party shall be in writing and may be sent by facsimile, courier, hand delivery, certified registered air mail (return receipt requested) and/or E-mail to the Parties at the following addresses:

To the Transferor: Golden Benefit Technology Limited

Address: Room 1501 (112), 15/F, SPA Centre, 53-55 Lockhart Road, Wanchai, Hong Kong

Attn: Hao Nan

Email: haonan@novel-supertv.com

To the Transferee: Changxing Bao Li Rui Xin Technology Co., Ltd.

Address: Room 1460, 14/F, Tower A, Changxing Word Trade Mansion, 1278 Mingzhu Road, Changxing Economic Development Zone, Huzhou, Zhejiang

Attn: Wang Jinbo

Fax No.: 8610-82893357

Email: wangjb@videoworks.cn

To the Company: Beijing Super TV Co., Ltd.

Address: Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing

Attn: Zhang Xu

Email: zhangxu@novel-supertv.com

13.2	Such notice or communication shall be deemed to have been delivered, in case of facsimile or E-mail, on the date it is successfully transmitted, and in case of courier or hand delivery or certified registered air mail, on the date of receipt by the recipient. The above addresses and contact information may be changed by the addressee by written notice to the other Parties.

14.	Effectiveness

This Agreement shall become effective upon execution of this Agreement by all Parties.

15.	ENTIRE AGREEMENT

This Agreement and its Appendices and Schedules together with the Confidentiality Agreement constitute the entire agreement of the Parties relating to the Transfer of the Transferred Interest and supersedes and extinguishes all prior drafts, agreements, undertakings, representations, warranties and arrangements of any nature whatsoever, whether or not in writing, relating to the transfer of the Transferred Interest.

16.	GOVERNING LAW

This Agreement is governed by, and construed in accordance with the laws of the PRC.

17.	dispute resolution

17.1	Each Party shall make every reasonable effort to resolve any dispute which may arise under or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement or the consequences of its nullity) through consultation, and the consultation starts immediately at the time when a Party provides the other Party with a written notice requesting such consultation.

17.2	If the dispute is not resolved after negotiation, any Party may submit the dispute to arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”), in accordance with the arbitration rules of HKIAC in effect at the time of application for arbitration. The arbitration shall be conducted in Hong Kong and there shall be three (3) arbitrators. The arbitration proceedings shall be conducted in Chinese language. The arbitral award shall be final and binding upon the Parties.

18.	Languages and COUNTERPARTS

This Agreement is written in Chinese and shall executed in ten originals. Each of the Parties shall hold two originals respectively, and the other four originals shall be used for relevant filings and registration. All the counterparts together constitute the same document.

SCHEDULE 1
REPRESENTATIONS AND WARRANTIES

1.       Each Party represents and warrants, as to itself, to any other Party that:

1.1	such Party is a corporation duly and legally organized and validly existing under, or by virtue of, the laws of the jurisdiction of its incorporation or establishment;

1.2	such Party has all requisite power, authority and approvals required to enter into this Agreement and has all requisite power, authority and approvals to perform fully each of its obligations under this Agreement in accordance with the PRC laws and regulations and applicable laws and regulations of the place where such Party is incorporated;

1.3	such Party’s representative whose signature is affixed to this Agreement is fully authorized to sign such Agreement and to bind such Party thereby, and this Agreement is, when executed by such Party, a valid, effective and legally binding document to such Party, and enforceable against such Party in accordance with its terms.

2.       The Transferor hereby further represents and warrants to the Transferee, as follows:

2.1	it is the legal owner of the Transferred Interest and has full legal rights to sell the same to the Transferee under the terms and conditions of this Agreement;

2.2	it has fully fulfilled its capital contribution obligation to the Company’s registered capital;

2.3	except for the statutory right of first refusal that the other shareholders of the Company may have in respect of the Transferred Interest as provided under the PRC laws, there are no claims, lawsuits, liens, pledges, charges, mortgages, or other encumbrances of any kind against the Transferred Interest.

IN WITNESS WHEREOF, this Agreement is duly executed by the Parties on the date first above written.

Golden Benefit Technology Limited

By:	/s/ Zhu Jianhua
Name:	Zhu Jianhua
Title:	Director

Changxing Bao Li Rui Xin Technology Co., Ltd.

By:	/s/ Wang Jinbo
Name:	Wang Jinbo
Title:	Authorized Signatory

Beijing Super TV Co., Ltd. (Seal)

By:	/s/ Zhu Jianhua
Name:	Zhu Jianhua
Title:	Legal Representative

Annex B

Voting and SUPPORT AGREEMENT

THIS Voting and SUPPORT AGREEMENT (this “Agreement”), dated as of November 7, 2016, is entered into by and among Golden Benefit Technology Limited, a company incorporated under the laws of Hong Kong (“Golden Benefit”), China Digital TV Holding Co., Ltd., a Cayman Islands company (“CDTV”), and Jianhua Zhu (“Shareholder”).

WHEREAS, concurrently with the execution and delivery of this Agreement, Golden Benefit, Beijing Super TV Co., Ltd., an enterprise incorporated under the laws of the People’s Republic of China (the “Company”), and Changxing Bao Li Rui Xin Technology Co., Ltd., a company duly organised and validly existing under the laws of PRC (“Buyer”), are entering into an Equity Transfer Agreement (as the same may be amended or modified from time to time, the “Purchase Agreement”), pursuant to which Golden Benefit shall sell to Buyer, and Buyer shall purchase from Golden Benefit, all of the shares of the Company held by Golden Benefit (the “Transaction”); and

WHEREAS, as an inducement to Golden Benefit and CDTV to enter into the Purchase Agreement and to consummate the Transaction, Shareholder desires to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Article I
VOTING OF SHARES

1.1              Voting of Subject Shares. At every meeting of CDTV’s shareholders in connection with the Purchase Agreement and/or the Transaction, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the shareholders of CDTV in connection with the Purchase Agreement and/or the Transaction, Shareholder shall, or shall cause the holder of record of the Subject Shares on any applicable record date to, be present (in person or by proxy) or to participate and vote all ordinary shares of CDTV which Shareholder or any of Shareholder’s associates (as such term is defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended) currently owns, beneficially or of record, or of which Shareholder or any such associate hereafter becomes the owner, beneficially or of record, or with respect to which Shareholder or any such associate otherwise directly or indirectly has or later obtains the power to direct the vote (all such shares, referred to herein as the Shareholder’s “Subject Shares”), (a) in favor of adoption of the Purchase Agreement and the Transaction and any other proposal as reasonably requested by CDTV or Golden Benefit which is reasonably necessary for the consummation of the Transaction in accordance with the terms of the Purchase Agreement, and (b) against any proposal which would in any material respect impede, interfere with, delay or prevent the consummation of the Transaction.

1.2              Conditional Grant of Irrevocable Proxy; Appointment of Proxy.

(a)                The Shareholder hereby irrevocably appoints each of Golden Benefit and CDTV and any designee of either thereof as its proxy and attorney-in-fact (with full power of substitution), to vote or cause to be voted (including by proxy or written resolution, if applicable) Shareholder’s Subject Shares in accordance with Section 1.1 above at any meeting of the shareholders of CDTV in connection with the Purchase Agreement and/or the Transaction, however called, including any adjournment or postponement thereof, at which any of the matters described in Section 1.1 above is to be considered, and pursuant to any written consent in lieu of any such meeting with respect to any such matter. Shareholder represents that all proxies, powers of attorney, instructions or other requests given by Shareholder prior to the execution of this Agreement in respect of the voting of Shareholder’s Subject Shares, if any, are not irrevocable and Shareholder hereby revokes (or causes to be revoked) any and all previous proxies, powers of attorney, instructions or other requests with respect to Shareholder’s Subject Shares. Shareholder shall take such further action or execute such other instruments as may be reasonably necessary to effectuate the intent of this proxy. The proxy and power of attorney granted hereunder shall automatically terminate upon the termination of this Agreement.

(b)               Shareholder affirms that the irrevocable proxy set forth in this Section 1.2 is given to secure the performance of the duties of Shareholder under this Agreement. Shareholder further affirms that the irrevocable proxy is coupled with an interest and, except as set forth in this Section 1.2, is intended to be irrevocable prior to the termination of this Agreement. If for any reason the proxy granted herein is not irrevocable, then Shareholder shall vote Shareholder’s Subject Shares in accordance with Section 1.1 above prior to the termination of this Agreement. The parties agree that the foregoing is a voting agreement.

1.3              Restrictions on Transfers. Shareholder hereby agrees to not, directly or indirectly, Transfer, offer to Transfer or allow or consent to a Transfer of, any of Shareholder’s Subject Shares or any beneficial ownership or other right or interest therein. Any Transfer in violation of this provision shall be void.

Article II
COOPERATION

2.1              Cooperation. Shareholder shall cooperate and cause Shareholder’s affiliates and associates and Shareholder’s and Shareholder’s affiliates’ and associates’ officers, directors, employees, shareholders, partners, members, accountants, attorneys, financial advisors, consultants, financing sources, other agents or representatives to cooperate with Golden Benefit’s and CDTV’s requests in connection with consummation of the Transaction. Shareholder shall not, and shall cause his associates not to, directly or indirectly, (i) take or forbear from taking any action that would hinder, delay or prevent the performance of the Purchase Agreement or the consummation of the Transaction, including among other things that Shareholder shall not, and shall cause its associates not to, exercise, or fail to promptly waive, any right of first refusal or other right such person may have with respect to any Shares to be Transferred in connection with the consummation of the Transaction, or (ii) otherwise cause or direct CDTV or Golden Benefit to take any action or fail to take any action that would be, or result in, a breach of any representation, warranty, covenant or agreement of CDTV or Golden Benefit under the Purchase Agreement.

2.2              Capacity. Notwithstanding anything to the contrary in this Agreement, Shareholder is entering into this Agreement, and agreeing to become bound hereby, solely in his capacity as a beneficial owner of the Subject Shares owned by him and not in any other capacity (including without limitation any capacity as a director of CDTV).

Article III
REPRESENTATIONS, WARRANTIES AND COVENANTS
OF THE SHAREHOLDER

3.1              Representations and Warranties. Shareholder represents and warrants to Golden Benefit and CDTV:

(a)                Shareholder has full legal right, power, capacity and authority to execute and deliver this Agreement, to perform Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Shareholder and the execution, delivery and performance of this Agreement by Shareholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Shareholder and no other actions or proceedings on the part of Shareholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.

(b)               This Agreement constitutes a legal, valid and binding agreement of Shareholder, enforceable against Shareholder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(c)                (i) Shareholder (A) is the beneficial owner of, and has and will have good and valid title to, all of Shareholder’s Subject Shares, including the Subject Shares so held as of the date hereof in the amount listed opposite Shareholder’s name in Schedule A hereto, free and clear of liens other than as created by this Agreement, and (B) has and will have sole or shared (together with affiliates controlled by Shareholder) voting power, power of disposition, and power to demand dissenter’s rights, in each case with respect to all of the Subject Shares, with no limitations, qualifications, or restrictions on such rights, subject to the terms of this Agreement; (ii)  Shareholder’s Subject Shares are not subject to any voting trust agreement or other contract to which Shareholder is a party restricting or otherwise relating to the voting or Transfer of the Subject Shares other than this Agreement; (iii)  Shareholder has not Transferred any interest in any of Shareholder’s Subject Shares; (iv) as of the date hereof, other than Shareholder’s Subject Shares as listed opposite Shareholder’s name in Schedule A hereto, Shareholder does not own, and none of Shareholder’s associates owns, beneficially or of record, any ordinary shares of CDTV or other securities of CDTV, or any direct or indirect interest in any such securities (including by way of derivative securities); and (v) Shareholder has not appointed or granted any proxy or power of attorney that is still in effect with respect to any of Shareholder’s Subject Shares, except as contemplated by this Agreement.

(d)               Neither the execution, delivery or performance of this Agreement by Shareholder nor the consummation by Shareholder of the transactions contemplated hereby, nor compliance by Shareholder with any of the provisions hereof shall (A) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien on property or assets of Shareholder pursuant to any contract to which Shareholder is a party or by which Shareholder or any property or asset of Shareholder is bound or affected or (B) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Shareholder or any of Shareholder’s properties or assets.

(e)                Shareholder has been advised to discuss with Shareholder’s own counsel the meaning and legal consequences of the Shareholder’s representations and warranties in this Agreement and the transactions contemplated hereby.

3.2              Covenants.

(a)                Shareholder agrees not to knowingly take any action that would make any representation or warranty of Shareholder contained herein untrue or incorrect in any material respect or have or that could have the effect of materially preventing, impeding or interfering with or adversely affecting the performance by Shareholder of Shareholder’s obligations under this Agreement.

(b)               Shareholder shall promptly (and in any event within twenty-four (24) hours) notify Golden Benefit of any new ordinary shares of CDTV with respect to which beneficial ownership is acquired by the Shareholder, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities of CDTV after the date hereof.

Article IV
miscellaneous

4.1              Termination. This Agreement shall terminate upon the earliest to occur of (i) the mutual written agreement by all of the parties hereto, (ii) the closing of the Transaction pursuant to the Purchase Agreement; or (iii) the termination of the Purchase Agreement in accordance with its terms; provided, that the provisions of this Article IV shall survive any termination of this Agreement.

4.2              Certain Fees and Expenses.

(a)                If the Transaction is not eventually consummated, and there has been no breach of this Agreement by any party, the parties hereto agree that each party shall bear fees and out-of-pocket expenses payable by it in connection with the Transaction incurred prior to the termination of this Agreement.

(b)               If the Transaction is not eventually consummated due to a breach of this Agreement by any party, the parties hereto agree that the breaching party shall bear reasonable fees and out-of-pocket expenses payable by any of the parties hereto in connection with the Transaction incurred prior to the termination of this Agreement, including any reasonable and out-of-pocket fees and expenses: (A) payable to the advisors of any party including, but not limited to, legal counsel, accountants, consultants and financial advisors; (B) payable to any lenders and other financing sources, if any; or (C) incurred in the defense, pursuit or settlement of any disputes or litigation relating to the Transaction (in which case, whether such fees and expenses are incurred prior to the termination of this Agreement or not).

4.3              Governing Law; Jurisdiction. This Agreement is governed by, and construed in accordance with the laws of the the People’s Republic of China. Each party shall make every reasonable effort to resolve any dispute which may arise under or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement or the consequences of its nullity) through consultation, and the consultation starts immediately at the time when a party provides the other party with a written notice requesting such consultation. If the dispute is not resolved after negotiation, any party may submit the dispute to arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”), in accordance with the arbitration rules of HKIAC in effect at the time of application for arbitration. The arbitration shall be conducted in Hong Kong and there shall be three (3) arbitrators. The arbitration proceedings shall be conducted in Chinese language. The arbitral award shall be final and binding upon the parties hereto.

4.4              Specific Performance; Performance. The parties hereto agree that CDTV and Golden Benefit would be irreparably damaged if for any reason the Shareholder fails to perform any of his obligations under this Agreement and that CDTV and Golden Benefit may not have an adequate remedy at law for money damages in such event. Accordingly, CDTV and Golden Benefit shall be entitled to specific performance and injunctive and other equitable relief to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any of the courts located in Hong Kong, in addition to any other remedy to which they are entitled at law or in equity, in each case without posting bond or other security, and without the necessity of proving actual damages.

4.5              No Waiver or Rights. It is understood and agreed that no failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

4.6              Counterparts; Entire Agreement. This Agreement may be signed and delivered by facsimile or portable document format via electronic mail and in one or more counterparts, each of which shall be deemed an original but all of which shall be deemed to constitute a single instrument. This Agreement sets forth the entire agreement and understanding among the parties hereto and supersedes all prior agreements, discussions or documents relating thereto.

4.7              Severability. If any provision of this Agreement is found to violate any statute, regulation, rule, order or decree of any governmental authority, court, agency or exchange, such invalidity shall not be deemed to affect any other provision hereof or the validity of the remainder of this Agreement, and such invalid provision shall be deemed deleted herefrom to the minimum extent necessary to cure such violation.

4.8              No Presumption. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement. The parties hereto are independent and nothing in this Agreement constitutes any party hereto as the trustee, fiduciary, agent, employee, partner or joint venturer of any other party hereto

4.9              Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Article V
Definitions

5.1              Defined Terms.  The following terms, as used in this Agreement, shall have the meanings specified below.

“Transfer” means (a) any direct or indirect offer, sale, lease, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any capital stock or interest in any capital stock or (b) in respect of any capital stock or interest in any capital stock, to enter into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such capital stock or interest in capital stock, whether any such swap, agreement, transaction or series of transaction is to be settled by delivery of securities, in cash or otherwise.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed to be effective as of the date first above written.

Golden Benefit Technology Limited

By: /s/ Jianhua Zhu ___________

Name: Jianhua Zhu
Title: Authorized Signatory

CHINA DIGITAL TV HOLDING CO., LTD.

By: /s/ Jianhua Zhu ___________

Name: Jianhua Zhu
Title: Chief Executive Officer

SHAREHOLDER

/s/ Jianhua Zhu ____________

Name: Jianhua Zhu

Schedule A

Shareholder	Subject Shares
Jianhua Zhu	10,442,807

Annex C

Confidential

Special Committee of Independent Directors of the Board of Directors

China Digital TV Holding Co., Ltd.

Jingmeng High-Tech Building B 4th Floor,

No. 5 Shangdi East Road, Haidian District

Beijing, China,100085

November 6, 2016

Ladies and Gentlemen:

China Digital TV Holding Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), has engaged Duff & Phelps Securities, LLC (“DPS”) and Duff & Phelps, LLC (“DPLLC,” and together with DPS, collectively, “Duff & Phelps” or “we”) to serve as an independent financial advisor to the special committee comprised of independent directors (the “Special Committee”) of the Board of Directors (the “Board of Directors”) of the Company (solely in their capacity as members of the Special Committee) to provide an opinion (the “Opinion”) as of the date hereof as to the fairness, from a financial point of view, to the holders of the Company’s ordinary common shares and holders of American Depositary Shares of the Company (“ADSs”) (collectively, the “Shareholders” and individually “Shareholder”) of the Consideration (defined herein) to be received in the contemplated transaction described below (the “Proposed Transaction”) (without giving effect to any impact of the Proposed Transaction on any particular Shareholder other than in its capacity as a Shareholder).

Description of the Proposed Transaction

It is Duff & Phelps’ understanding that the Proposed Transaction involves Mr. Jianhua Zhu, Chief Executive Officer of the Company, Mr. Dong Li, President of Beijing Super TV Co., Ltd. (the “Target Company”), and several other investors (collectively referred to as the “Buyer Group”) acquiring the Company’s indirectly held 90.09% equity interest in the Target Company (the “Equity Interest”). Pursuant to an equity transfer agreement among the Buyer Group the Target Company and Golden Benefit Technology Limited, an indirect wholly-owned subsidiary of the Company (“Golden Benefit”), the latest draft of which was dated November 4, 2016 (the “Share Purchase Agreement”), the total consideration to be received by the Golden Benefit for the Equity Interest is RMB 600 million (the “Consideration”).

Duff & Phelps, LLC 311 South Wacker Drive Suite 4200 Chicago, IL 60606	T F	+1 312 697 4600 +1 312 697 0112	www.duffandphelps.com

Special Committee of the Board of Directors

China Digital TV Holding Co., Ltd.

November 6, 2016

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.	The Target Company’s audited financial statements for the years ended December 31, 2014 and December 31, 2015;

b.	The Target Company’s unaudited interim financial statements for the six months ended June 30, 2015 and June 30, 2016;

c.	A detailed financial projection model for the years ending December 31, 2016 through 2020, prepared and provided to Duff & Phelps by the management of the Target Company, upon which Duff & Phelps has relied, with your consent, in performing its analysis (the “Management Projections”);

d.	Other internal documents relating to the past and current operations, financial conditions, and probable future outlook of the Target Company, provided to Duff & Phelps by the management of the Target Company;

e.	A letter dated November 6, 2016 from the management of the Target Company, which made certain representations as to the Management Projections and the underlying assumptions for the Target Company (the “Management Representation Letter”); and

f.	Documents related to the Proposed Transaction, including the Share Purchase Agreement, the latest draft of which was dated November 4, 2016;

2.	Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company and the management of the Target Company;

3.	Discussed with the management of the Company and the Target Company its plans and intentions with respect to the management and operation of the business;

4.	Reviewed the historical trading price and trading volume of the ADSs and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

5.	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, an analysis of selected transactions that Duff & Phelps deemed relevant, and a review of premiums paid in selected transactions that Duff & Phelps deemed relevant; and

Special Committee of the Board of Directors

China Digital TV Holding Co., Ltd.

November 6, 2016

6.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed necessary or appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company’s consent:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company and Target Company management, and did not independently verify such information;

2.	Relied upon the fact that the Special Committee, the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

3.	Assumed that any estimates, evaluations, forecasts and projections including, without limitation, the Management Projections, furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to such estimates, evaluations, forecasts or projections or the underlying assumptions;

4.	Assumed that the information relating to Target Company and the Proposed Transaction provided to Duff & Phelps and representations made by the management of the Company and Target Company regarding the Target Company and the Proposed Transaction are accurate in all material respects, did not and does not omit to state a material fact in respect of the Target Company and the Proposed Transaction necessary to make the information not misleading in light of the circumstances under which the information was provided;

5.	Assumed that the representations and warranties by all parties in the Share Purchase Agreement and in the Management Representation Letter are true and correct in all material respects and that each party to the Share Purchase Agreement will fully and duly perform all covenants, undertakings and obligations required to be performed by such party;

6.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form, including the Share Purchase Agreement, conform in all material respects to the drafts reviewed;

Special Committee of the Board of Directors

China Digital TV Holding Co., Ltd.

November 6, 2016

7.	Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Target Company since the date of the most recent financial statements and other information made available to Duff & Phelps;

8.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Share Purchase Agreement without any amendments thereto or any waivers of any terms or conditions thereof, and in a manner that complies in all material respects with all applicable laws; and

9.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any undue delay, limitation, restriction or condition that would have a material effect on the Target Company or the contemplated benefits expected to be derived in the Proposed Transaction.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon for any purpose. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction and as to which Duff & Phelps does not express any view or opinion in this Opinion, including as to the reasonableness of such assumptions.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon the information made available to Duff & Phelps as of the date hereof and market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to (i) advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof or (ii) update, revise or reaffirm this Opinion after the date hereof.

Duff & Phelps did not evaluate the Company or the Target Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise) of the Company or the Target Company, nor was Duff & Phelps provided with any such appraisal or evaluation other than the contents of the Management Representation Letter. Duff & Phelps did not estimate, and expresses no opinion regarding, the liquidation value of any entity or business. Duff & Phelps has not been requested to, and did not, advise the Special Committee or any other party with respect to alternatives to the Proposed Transaction. Duff & Phelps did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Target Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Target Company is or may be a party or is or may be subject.

Special Committee of the Board of Directors

China Digital TV Holding Co., Ltd.

November 6, 2016

Duff & Phelps is not expressing any opinion as to the market price or value of the Company’s common shares or ADSs (or anything else) or the Target’s common shares (or anything else) after the announcement or the consummation of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s or the Target Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter. Duff & Phelps expressly disclaims any responsibility or liability in this regard.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s or Target Company’s officers, directors, or employees, or any class of such persons, relative to the consideration to be received by the Shareholders in the Proposed Transaction, or with respect to the fairness of any such compensation. In addition, this Opinion does not address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the Shareholders. This Opinion is furnished solely for the use and benefit of the Special Committee in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ prior written consent. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Special Committee, the Board of Directors, the Company, the Shareholders or any other person including other security holders of the Company as to how such person should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the Consideration is the best possibly attainable under any circumstances; instead, it merely states whether the Consideration is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this Opinion shall be limited in accordance with the terms set forth in the engagement letter entered into amongst DPS, DPLLC, the Company, and the Special Committee dated August 15, 2016 (the “Engagement Letter”). This Opinion is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

Duff & Phelps has acted as financial advisor to the Special Committee (solely in their capacity as the Special Committee) and will receive a fee for its services. providing such financial and market related advice and assistance as requested by the Special Committee in connection with the Proposed Transaction. In addition, pursuant to the Engagement Letter, the Company has agreed to reimburse certain expenses of Duff & Phelps and DPS (subject to a cap) and to indemnify Duff & Phelps and DPS for certain liabilities. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon execution of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon execution of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon the Special Committee requesting DPS to conduct a pre-signing market check (the “Market Check”) and/or a post-signing Go-Shop exercise (“Go-Shop”), a portion of Duff & Phelps’ fee is payable upon Duff & Phelps’ rendering of its Opinion, and a portion of Duff & Phelps’ fee is payable if a transaction is consummated during the term of the Duff & Phelps’ engagement or at any time during the twelve (12) month period following the effective date of the Company’s unilateral termination of Duff & Phelps’ engagement (other than for a breach of the Engagement letter by Duff & Phelps) with any third party solicited by DPS during the Market Check or Go-Shop process. However, no portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Special Committee of the Board of Directors

China Digital TV Holding Co., Ltd.

November 6, 2016

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof the consideration to be received by the Company in the Proposed Transaction is fair from a financial point of view to the Shareholders (without giving effect to any impact of the Proposed Transaction on any particular Shareholder other than in its capacity as a Shareholder).

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

Duff & Phelps, LLC

Annex D

AUDITED FINANCIAL STATEMENTS OF CHINA DIGITAL TV HOLDING CO., LTD. AS OF, AND FOR THE YEARS ENDED, DECEMBER 31, 2014 AND 2015,

AND

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF CHINA DIGITAL TV HOLDING CO., LTD. AS OF, AND FOR

THE NINE MONTHS ENDED, SEPTEMBER 30, 2016 AND 2015

The audited financial statements of China Digital TV Holding Co., Ltd. as of, and for the years ended, December 31, 2015 and 2014 are contained in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on April 22, 2016 and incorporated herein by reference thereto.

The following sets forth the unaudited condensed consolidated financial statements of China Digital TV Holding Co., Ltd. as of, and for the nine months ended, September 30, 2016 and 2015.

CHINA DIGITAL TV HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

  (in thousands of U.S. dollars)

	September 30,	December 31,
	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	$60,331	$70,138
Restricted cash	23	34
Term deposits	2,353	-
Notes receivable	2,901	4,851
Accounts receivable, net	35,082	38,211
Inventories	4,472	4,857
Prepaid expenses and other current assets	3,856	3,782
Total current assets	109,018	121,873
Property and equipment, net	783	680
Intangible assets, net	286	348
Goodwill	1,304	1,343
Equity method investments	2,743	3,055
Deferred income tax assets	3,204	3,451
Other non-current assets	648	-
Total assets	117,986	130,750

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	2,049	1,665
Accrued expenses and other current liabilities	9,376	11,806
Dividend payable	27	-
Deferred revenue-current	4,664	3,635
Income tax payable	897	2,401
Government subsidies-current	595	819
Total current liabilities	17,608	20,326
Deferred revenue - non-current	-	173
Government subsidies - non-current	2,497	3,024
Deferred income taxes liabilities	1,426	5,421
Total liabilities	21,531	28,944

EQUITY
China Digital TV Holding Co., Ltd. shareholders’ equity:
Ordinary shares	30	30
Additional paid-in capital	41,497	37,988
Statutory reserve	18,361	18,361
Retained earnings	10,495	23,451
Accumulated other comprehensive income	18,781	21,650
Total China Digital TV Holding Co., Ltd. shareholders’ equity	89,164	101,480
Noncontrolling interest	7,291	326
Total equity	96,455	101,806
TOTAL LIABILITIES AND EQUITY	$117,986	$130,750

CHINA DIGITAL TV HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except share and per share data )

	For the nine months ended September 30,
	2016	2015
Revenues:
Products	$30,301	$31,902
Services	5,449	3,669
Total revenues	35,750	35,571
Business and related taxes	(503)	(557)
Net revenues	35,247	35,014

Cost of revenues:
Products	7,039	6,239
Services	3,374	3,118
Total cost of revenues	10,413	9,357
Gross profit	24,834	25,657

Operating expenses:
Research and development	10,894	11,613
Selling and marketing	8,147	8,673
General and administrative	9,181	5,959
Total operating expenses	28,222	26,245

Loss from operations	(3,388)	(588)

Interest income	835	820
Gain from disposal of an equity method investment	95	-
Other income	987	798
(Loss)/income before income tax expenses	(1,471)	1,030
Income tax (benefits)/expenses	(148)	3,023
Net loss before share of income on equity method investments	(1,323)	(1,993)
Share of income on equity method investments	191	277
Net loss	(1,132)	(1,716)
Less: Net loss attributable to noncontrolling interest	(214)	(946)
Net loss attributable to China Digital TV Holding Co., Ltd	$(918)	$(770)

Net loss per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd:
Basic	$(0.02)	$(0.01)
Diluted	$(0.02)	$(0.01)

Net loss	$(1,132)	$(1,716)
Other comprehensive loss, net of tax
Foreign currency translation adjustment	(2,972)	(2,000)
Comprehensive loss	(4,104)	(3,716)
Less: Comprehensive loss attributable to noncontrolling interest	(317)	(975)
Comprehensive loss attributable to ordinary shareholders of China Digital TV Holding Co., Ltd	$(3,787)	$(2,741)

Weighted average shares used in calculating net loss per ordinary share:
Basic	60,187,417	59,903,545
Diluted	60,187,417	59,903,545

CHINA DIGITAL TV HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars )

	For the nine months ended September 30,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$(1,132)	$(1,716)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	473	399
Share-based compensation	4,009	99
Allowance for doubtful accounts	1,436	1,131
Write-down of inventory	149	191
Warranty accrual	30	25
Share of income on equity method investments	(191)	(277)
Gain from disposal of an equity method investment	(95)	-
Changes in assets and liabilities:
Accounts receivable and notes receivable	2,199	5,942
Inventories	90	(1,465)
Prepaid expenses and other current assets	(861)	1,925
Accounts payable	672	(1,082)
Income tax payable	(1,461)	(1,638)
Accrued expenses and other current liabilities	(2,159)	(2,999)
Deferred revenue	964	2,312
Government subsidies	(651)	(88)
Deferred income taxes	(3,842)	722
Other assets	-	52
Net cash (used in)/provided by operating activities	(370)	3,533

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(471)	(267)
Term deposits	(2,385)	-
Purchase of equity method investment	-	(544)
Proceeds from disposal of equity method investment	517	-
Proceeds from disposal of property and equipment	-	2,832
Net cash (used in)/provided by investing activities	(2,339)	2,021

CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from stock option exercise	16	681
Special cash dividend paid to shareholders	(12,011)	-
Capital contribution from noncontrolling interest shareholders	6,764	-
Net cash (used in)/provided by financing activities	(5,231)	681
Effect of exchange rate changes on cash and cash equivalents	(1,867)	(966)

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(9,807)	5,269
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	70,138	62,042
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$60,331	$67,311

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATIONS
Income tax paid	1,059	1,872
Withholding tax paid	4,696	2,017
	$5,755	$3,889

D-4